04011674

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RE,
3/1/04

For the month of March 2004

Commission File Number: 001-15152

MAR 26 2004

SYNGENTA AG
(Translation of registrant's name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG
Annual Report and Financial Report 2003 of Syngenta AG

Filed herewith is a copy of the Annual and Financial Report 2003 of Syngenta AG. The full text follows:

# # #

Syngenta
Annual Report 2003


syngenta

Corn is one of the world's most important crops. The United States is the biggest market, producing over 40 per cent of the 600 million tons produced worldwide each year.

Syngenta is the leading provider of crop protection products for US corn growers, supplying an estimated 29 per cent share of the market in 2002. The company maintained its leadership in 2003, most notably in selective herbicides where the newly launched product LUMAX™, from the CALLISTO® family, had a very successful first season.

Syngenta's comprehensive portfolio of crop protection products and winning seed varieties are essential to help corn farmers maximize productivity and keep cornflakes a regular treat on breakfast tables everywhere.




There are no flakes
without the corn

Contents

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in high-value commercial seeds.

The following reports for 2003 are also available on request or at www.syngenta.com:
Financial Report
Corporate Governance Report
Corporate Social Responsibility Report

Crop Protection

Sales by Region

	2003 $m	2002 $m	Actual %	CER[1] %	Ex RR[6] (CER)
EAME	2053	1919	+7	-8	-5
NAFTA	1853	1864	-1	-1	–
LATAM	750	596	+26	+26	+26
APAC	851	881	-3	-10	-6
Total	**5507**	**5260**	**+5**	**-2**	**–**

Seeds

Sales by Region

	2003 $m	2002 $m	Actual %	CER[1] %
EAME	538	427	+26	+6
NAFTA	394	396	-1	-1
LATAM	79	65	+22	+22
APAC	60	49	+22	+14
Total	**1071**	**937**	**+14**	**+5**

[1] Growth at constant exchange rates (CER). For full description see page 38.
[2] EPS on a fully-diluted basis is before restructuring and impairment.
[3] For a definition of free cash flow see page 38.
[4] The amounts including restructuring and impairment are reported in accordance with *International Financial Reporting Standards (IFRS). The impact of these charges in 2003 is $95m* (2002: $292m) on net income and $0.93 (2002: $2.87) on earnings per share.
[5] EBITDA is a non-GAAP measure in regular use as a measure of gross cash flow generation. For a definition see page 38.
[6] Excluding the impact of range rationalization. For more details see page 38.

Financial Highlights

	Excluding Restructuring and Impairment				Including Restructuring and Impairment	
	2003 $m	2002 $m	Actual %	CER %	2003 $m	2002 $m
Sales	**6578**	6197	+6	-1	**6578**	6197
EBITDA[5]	**1219**	1154	+6	+4		
Net Income	**363**	265	+37	[illegible]	**268**	(27)
Earnings per Share	**$3.56**	$2.61	+36	[illegible]	**$2.63**	$(0.26)
Recommended Dividend per Share	**CHF1.70**	CHF0.85				

- **Sales up six per cent to $6.6 billion, -1% CER[1]; growth in second half +2% CER[1]**
- **New product sales of half a billion dollars**
- **Earnings per share[2] up 36 per cent to $3.56**
- **Free cash flow[3] $562 million: dividend doubled to CHF 1.70**
- **Operational efficiency program: further $300 million annual savings by 2008**
- **Progressive dividend plus share repurchase: more than $800 million return to shareholders planned over three years**


Brewers know that for many people, a good beer is more than just a drink. It's a passion.
That's why they rely on the best barley to build premium brands.
For barley growers to quench the relentless thirst for improvement, Syngenta has been working closely with brewers and maltsters to deliver new varieties and growing methods that provide outstanding yields and superior quality.
Last year, the Hybrid Barley System was launched in Europe – a program that is already improving yield by more than ten per cent.
Malting and feed barley are just examples. With its broad crop protection product range tailored to the needs of end users, Syngenta has a leading position in cereal markets.
Visitors to the Oktoberfest and cereal growers all over the world are raising their glasses to that.
It's not Munich without the Oktoberfest



The past year has been a demanding one, but I am pleased to report that we have again been able to deliver a solid performance, improve financial returns and build a strong base for future value growth for our shareholders.

Our 2003 results testify to our ability to perform in even the most challenging economic circumstances. Earnings per share increased 36 per cent. Our confidence in the ability to further reinforce our financial performance has enabled the Board to propose a doubling of the dividend to CHF1.70, to be paid by way of a nominal par value reduction.

One important decision we took last year was to withdraw from the London and Stockholm stock exchanges at the end of 2003. With trading volumes on these exchanges remaining low, we resolved to focus solely on the Swiss and New York stock exchanges, where the majority of transactions take place.

Other topics addressed at our five Board meetings included group strategy, R&D, finance and corporate governance. The Board's transparent and scrupulous governance structure meets the highest standards of capital markets around the world and assures investors of our ability to provide high-level strategic oversight as well as business integrity.

Over the last year Syngenta has again been faced with challenges, as agricultural issues have been prominent in many parts of the world. The level of international trade tension was highlighted by the failure of the World Trade Organization talks. The debate around US/European agricultural subsidies continued, somewhat overshadowing the conclusion of the EU's *mid-term agricultural policy review.* However, possible long-term implications for farmers are not yet clear. And unusually dry conditions in Europe served to compound a general mood of uncertainty among growers.

But there have also been new opportunities. The EU welcomed ten new Eastern European member countries from regions where we have established a strong and growing presence. Our early action to reinforce the strength and breadth of our Latin American operations, particularly in the major markets of Brazil and Argentina, enabled us to capitalize effectively on the buoyancy of farm economies in the region.

Looking further into the future, our long-term prospects are primarily governed by one overriding factor: an increasing, and increasingly prosperous, world population that seeks more and better food, placing a clear premium on the improved agricultural productivity we can help deliver. We are fully aware of the important factors we must bear in mind when addressing such growth in demand: the need to work with communities, helping to boost farm incomes and strengthen rural economies, and the need to safeguard the environment and achieve true sustainability.

That said, the prime driver of our industry's future is the forecast that global calorie demand will nearly double over the next two decades. In meeting that demand, we feel strongly that the potential of new technologies in agriculture,

Heinz Imhof We have delivered a solid performance, improved financial returns and built a strong base for future growth including biotechnology, will become steadily more significant. It is clear that robust and harmonized regulatory systems based on sound science will be crucial to ensure the responsible adoption of these technologies and foster consumer confidence. Biotechnology is a topic that continues to evoke strong emotions, so a genuine commitment to transparency and a frank and inclusive dialogue will be paramount.

In all areas of our business, such dialogue is becoming increasingly important. We are frequently asked how we can further improve the responsible use of our products once they have left our direct control. Our willingness to exchange views with all those concerned – customers, regulatory authorities and non-governmental organizations – will ensure that together we continue to enhance our product stewardship activities.

We can now look back on a year of solid achievement. We have continued investing in technologies that will generate the innovative products of tomorrow. Above all we have maintained our clear focus on continuing to build sustainable competitive advantage and generate shareholder value: a focus we will maintain in the years ahead.

I would like to thank our employees around the world for their commitment, talent and dedication, and you – our shareholders – for your continued confidence and trust in our company.





Strong and enduring companies take time to build and develop, and it is with some pride that in 2003 we report our third consecutive year of good progress. That we have achieved so much in three short years since Syngenta's creation distinguishes the company as a success in contrast to many mergers. Our strong sense of purpose continues to grow with our many accomplishments. These resulted in significantly increased earnings and strong cash generation last year.

Strong growth of new products, led by the ACTARA® broad range insecticide and CALLISTO® corn herbicide families, more than offset the sales impact of the phase out of older ex-growth products as this modernization program nears completion. In Latin America, three years of tight financial discipline bore fruit in 2003 with strong and profitable growth as we took full advantage of the international competitiveness of Argentine and Brazilian agriculture. This mitigated the combined impact of unusually dry weather in Western Europe and reduced demand in a number of Asian markets. Vegetables and Flowers Seeds reinforced already strong positions with further growth notably in Europe.

Innovation in technology and marketing remains central to Syngenta's momentum. In expanding the boundaries of our traditional business, our research collaboration with the US Diversa Corporation was further strengthened in 2003 and resulted in the US regulatory filing of QUANTUM™ phytase for enhanced animal feed performance, targeted for launch in 2004. In the US construction market, we launched a new anti-termite system, IMPASSE™. Our extended US test market of PUREHEART™, a personal-sized seedless watermelon was well received by consumers and demonstrated our ability to capture value down the food supply chain. It resulted in enthusiastic media coverage.

In addition to the ongoing extension of leading brand families with new products, our pipeline includes two new active ingredients, a new cereal herbicide and a new fungicide targeted for launch in 2006 and 2007 respectively. We have also filed for registration with the US Environmental Protection Agency a second generation biotechnology insect control trait in cotton, VipCot™. The quality of technology in our established businesses is borne out by our successes in the current Crop Protection re-registration process in Europe: 17 active ingredients have been approved to date.

Over 90 per cent of the merger cost synergy program is now complete with some $560 million savings delivered in three years. Our discipline in the use of capital has enabled us to raise returns to over 15 per cent, resulting in substantial free cash flow and a further significant reduction in net debt. As we approach completion of the merger program, we can now see further potential for savings and efficiency enhancements. We shall continue to drive for lower costs and increased capital efficiency.

All this is made possible by the spirit of innovation and teamwork, as well as the drive for excellence we have fostered since the merger. Employee engagement worldwide remains very strong as confirmed by our annual worldwide employee survey. This is also reflected in marked progress in health, safety and environmental management, although I am sad to report the death of an employee in Asia in a vehicle accident while on company business.

During the year we made several new senior appointments both from within and from selective external recruitment as we continue to reinforce our already strong talent pool. Two members of the Executive Committee left the company last year: I would like to thank Richard Steiblin for his 28 years of service and particularly for his dedication as CFO through the merger project. I am pleased to welcome Domenico Scala who joined Syngenta as CFO in June. Following John Elias' resignation, Bruce Bissell has assumed responsibility for Human Resources in addition to Global Operations.

Michael Pragnell Innovation in technology and marketing remains central to our momentum

I am confident that in Syngenta we are indeed building a strong and enduring company committed to the highest standards in all our endeavors. Innovation and performance orientation are our watchwords as we continue to expand the boundaries of our traditional arenas: enhancing market share in Crop Protection, sustaining profitable growth in Seeds and exploiting the technology of Plant Science in adjacent markets including Professional Products.

Our confidence is reflected in our target of high teens compound annual growth in earnings per share over the three years through 2006. This will be underpinned by further operational efficiency improvements, which we expect to deliver $300 million in annual savings by 2008. Consistently strong cash flow affords us the opportunity to return cash to shareholders whilst retaining the flexibility to drive future growth, and this is reflected in our intention to return to shareholders more than $800 million over the next three years through a combination of a progressive dividend policy and a share repurchase program.

For 2004, early signs of stabilization in the crop protection market point to a more favorable environment, and our organizational strengths will allow us to take full advantage of all opportunities.

Above all, Syngenta's progress is due to the skill and committed focus of our people worldwide to whom I extend my warmest thanks. To our customers, business partners and shareholders around the world may I also express fulsome appreciation for your continuing support.

Michael Pragnell



Strong partnerships are important wherever you are in the world – especially in challenging times, when bringing together fresh thinking, energy and discipline can really make things work.

For Syngenta, this means offering comprehensive product programs, anticipating the needs of the food supply chain, building solid relationships with customers and exploiting research partnerships with external collaborators for product innovation.

With an outbreak of a new fungal disease in Brazil last year, Syngenta stepped in quickly and introduced products that saved countless customers' crops.

In Argentina, by putting a new business model in place – enabling farmers to use their grain as a production currency – Syngenta was able to quickly put itself and its customers on a stable footing in a market in turmoil.

Syngenta knows that the best partnerships always find the right rhythm.




It's not a tango
without two

Product Brands

CALLISTO®
Unprecedented broadleaf weed control, an outstanding environmental profile and excellent crop safety have resulted in this unique corn herbicide gaining market leadership within just three years since launch.

CRUISER®
Offering highly effective protection against soil-dwelling and early season pests, this thiamethoxam-based insecticide is becoming increasingly popular in seed treatment across a broad range of crops.

NK®
A mark of quality for field crops seed, including corn, soybeans, sunflower and winter oilseed rape.

ACTARA®
With rapid action and the ability to be applied directly to the soil, this high performance thiamethoxam-based insecticide controls a multitude of pests in a wide range of crops.

TOUCHDOWN®
Combined with enhanced delivery system IQ TECHNOLOGY™, TOUCHDOWN® is an advanced glyphosate-based non-selective herbicide, highly effective against broadleaf weeds and grasses.

S&G®
Setting standards for vegetable seeds across Europe, Africa and Asia, as well as flower seeds and young plants worldwide.

DUALGOLD®
With reduced rate and high activity, this selective herbicide provides grass control in corn and soybean throughout the season.


Callisto
NK
TOUCHDOWN
CRUISER
Actara

Year after year, growers around the world put their trust in the Syngenta products they know will deliver the yield and quality they need

KARATE®
Using ZEON TECHNOLOGY®, a novel rapid release formulation, KARATE® efficiently controls the most damaging insects across a wide range of crops, providing consistency, flexibility and value.

RIDOMIL GOLD®
A highly effective systemic fungicide designed to fend off attack from late blight and downy mildew diseases in a range of crops.

AMISTAR®AZ™
A leading broad-spectrum strobilurin fungicide that delivers outstanding yield and quality improvements in cereals and many other crops.

SCORE®
Fighting numerous diseases across a wide variety of crops, this systemic triazole fungicide has a long lasting action to provide substantial increases in yield.

GRAMOXONE®
This unique non-selective herbicide is fast acting on contact and has many uses in a wide variety of crops.

ACANTO®
An early season strobilurin fungicide to boost yield and quality in wheat and barley.


Score
RIDOMIL
Amistar
Acanto

When you're a farmer, responsibility comes with the territory. Responsibility to your family and employees. Responsibility to your food chain customers. Not least, responsibility to the land you farm.

Syngenta shares that sense of responsibility. Financial success cannot be separated from social and environmental performance. Nor can social and environmental goals be sustainable unless they are integrated into business objectives, creating value for the company, its customers, employees, shareholders and broader communities.

Like any farmer, Syngenta knows that responsibility means facing problems squarely and addressing them imaginatively.

Syngenta's **Corporate Social Responsibility Report 2003** sets out its strategy, with objectives, actions and measures of achievement.


It's not a sustainable business
without responsibility



Crop Protection

Selective Herbicides

With a broad range of products adapted to all major crops and markets, Syngenta is a leader in selective herbicides. Weed competition remains a major drain on crop yield, and selective herbicides can control specific weeds without harming the crop. They are used mainly in corn – the largest market – small grain cereals, fruit and vegetables, soybeans and cotton. New products with improved environmental profiles or greater effectiveness are providing customer benefits and helping to limit the impact of herbicide-tolerant cropping systems.

Sales of selective herbicides were driven by the CALLISTO® range, which more than doubled to $218 million, augmented by the successful US launch of the new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL®/BICEP® MAGNUM were strong in the second half, notably in the USA. In cereals, sales of the grass herbicide TOPIK® increased in NAFTA and Asia Pacific where wheat markets were buoyant. FUSILADE® sales for soybeans in Brazil advanced and new products were successfully rolled out in central and Eastern Europe.

Non-Selective Herbicides

Established major brands in the main types of non-selective herbicide have helped Syngenta gain a strong position in this sector. Used to remove weeds before crop planting and from orchards, vineyards and plantations, non-selective herbicides improve productivity and help prevent soil erosion by reducing the need for hand weeding and mechanical tillage. In recent years, demand has been driven by the increase in herbicide-tolerant crops, which can be safely treated with specific non-selective herbicides.

Sales of GRAMOXONE® were impacted by the channel de-stocking program in China, which more than offset growth in Brazil and Australasia. TOUCHDOWN®IQ® sales were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides

State-of-the-art technology and a comprehensive product range have provided Syngenta with market growth opportunities in this sector, particularly in fruit and vegetable production. Fungicides are crucial to protect crop yield and quality by fighting fungal diseases, especially in cereals, rice, fruit, vegetables and vines. They are typically used in combination or series to provide effective control, while minimizing the emergence of fungal resistance.

ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in Western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it is used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the USA outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in Western Europe.

ales of $5507 million showed a slight decline for the full year but with a marked upturn n the second half, driven by Latin America and NAFTA. The performance of Insecticides nd Professional Products was particularly encouraging, and sales of Selective Herbicides, he largest product line, were up after several years of decline. Modernization of the roduct portfolio continued to be a prime focus throughout the year. Total sales of new products reached $501 million. EBITDA rose one percent (CER[1]) to $1239 million.

Selective Herbicides

	$m
2002	1606
2003	1717
Actual %	+7
CER[1] %	+1
Ex RR[2] (CER) %	+2

Callisto® · Fusilade Forte · Topik® · Dual Gold · Bicep II Magnum Herbicide · Flexstar®

Non-Selective Herbicides

	$m
2002	650
2003	616
Actual %	-5
CER[1] %	-10
Ex RR[2] (CER) %	-10

Gramoxone® · Touchdown

Fungicides

	$m
2002	1398
2003	1438
Actual %	+3
CER[1] %	-6
Ex RR[2] (CER) %	-4

Tilt® · Acanto · Score® · Ridomil Gold · Unix® · Amistar · Bravo®

[1] Growth at constant exchange rates (CER).
[2] Excluding the impact of range rationalization.

Insecticides

A broad range of recently launched insecticide products enables Syngenta to offer growers outstanding protection against insect pests that threaten crop yield and quality. With growth in this sector related to new product invention, Syngenta's modern insecticide portfolio provides global reach in the most important markets of fruit and vegetables, cotton, rice and corn.

Sales of insecticides showed robust growth despite a marked impact from range rationalization. ACTARA® achieved sales of $127 million with continuing strong growth, particularly on cotton and soybean in the USA and Brazil, and on rice in Japan. Sales of FORCE® were buoyant associated with an increase in corn rootworm pressure in the USA. Growth in KARATE® was broad-based. PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia where the cotton market recovered after a drought in 2002. VERTIMEC® benefited from high pest pressure and gained market share, notably in the USA and Italy.

Professional Products

Syngenta is exploiting substantial growth opportunities that exist in areas beyond commercial agriculture, with many herbicides, insecticides and fungicides having uses in public health, forestry, industrial weed control, golf courses and home and garden applications.

Some insecticides and fungicides are also used as seed treatments to protect crop growth during its early stages. Together these make up the Professional Products product line.

Professional Products grew strongly despite a marked impact from range rationalization. Seed Treatment continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50 per cent to $88 million. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public Health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the USA. First US sales of IMPASSE™, the innovative termite barrier, were made.

Seeds

Field Crops

The demand for Syngenta Field Crop seeds is driven by the need for increased yield and agronomic quality. With advanced breeding capabilities in corn, soybeans, sunflowers, oilseed rape, sugar beet and cereals, Syngenta continues to be one of the leading seed producers in all major arable crops.

NK® corn sales performed strongly, driven by Latin America, but were lower in the fourth quarter due to closer alignment with consumption in NAFTA. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA.

These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of GM products accounted for 17 per cent of total Seeds sales.

Vegetables and Flowers

In a market that continually strives to deliver consumers fresh, high quality produce, Syngenta has impressive offerings in both vegetables and flowers.

In Vegetables, including tomatoes, lettuce, cucumbers, cabbage, sweet corn, hot and sweet peppers, melons, watermelons, beans and oriental radish, Syngenta seed varieties help to satisfy consumer requirements and those of food companies and growers.

In Flowers, where diversity and novelty are crucial, commercial growers are offered a wide variety of seeds, young plants and cuttings.

Vegetables grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the USA, New Produce Network™ sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe reflecting strength in the fast-growing young plant segment and improved customer relationship management.

Insecticides

	$m
2002	855
2003	960
Actual %	+12
CER[1] %	+7
Ex RR[2] (CER) %	+10

VERTIMEC® PROCLAIM® Actara® KARATE® ZEON® Force® Insecticide

Professional Products

	$m
2002	585
2003	642
Actual %	+9
CER[1] %	+4
Ex RR[2] (CER) %	+7

icon® Maxim® POWERED BY CRUISER® Heritage® FUNGICIDE Dividend®

Sales of $1071 million in Field Crops and Vegetables and Flowers progressed well throughout the year. The main drivers were corn in Latin America and vegetables in Europe. The expansion of higher margin businesses, good cost control and the benefits of a disciplined pricing strategy contributed to a 15 per cent (CER[1]) increase in EBITDA to $146 million.

Field Crops

	$m
2002	503
2003	570
Actual %	+13
CER[1] %	+4

NK® HILLESHÖG®

Vegetables and Flowers

	$m
2002	434
2003	501
Actual %	+16
CER[1] %	+5

S&G® ROGERS®

[1] Growth at constant exchange rates (CER).
[2] Excluding the impact of range rationalization.

Syngenta knows that all winning ideas need the best brains to make them fly. That's why the company invested over $700 million in 2003 in research and development to benefit farmers and consumers through innovative products and services.

From discovering new product applications to taking advantage of the latest knowledge in genetics, Syngenta scientists give the company an unparalleled advantage in a market where innovation is a prerequisite for future growth.

Growth in sales of new products in 2003 was $177 million[1], with total sales of new products passing the half billion dollar mark. And that's just the start. With new herbicide and fungicide compounds due to hit the market within the next four years, Syngenta's inspirational research is paying off handsomely.

It's scientific evidence that Syngenta has the best high fliers for innovation.

[1] Constant exchange rates.




There's no innovation
without inspiration

The need to deliver more effective crop protection, the ability of pests to overcome existing control methods, changing regulatory requirements and anticipating consumer demands are the main drivers of innovation in the agribusiness industry.

Syngenta focuses its R&D activities at centers of excellence in Switzerland, the UK and the USA:
- Basel and Stein (Switzerland): *Crop protection research*
- Jealott's Hill and Alderley Edge (UK): Discovery and bio-performance research; Crop genetics research; Environmental science and toxicology
- Research Triangle Park, NC (USA): Crop genetics research and genomics

Resources and scientific expertise are geared to: discovering new chemical active ingredients; improving existing products, processes and formulations; and creating new uses and technologies that will benefit farmers and consumers.

Inventing new active ingredients

Chemical crop protection remains a mainstay of sustainable agricultural production. Herbicides are crucial to profitable and efficient farming, and new strains of pests and diseases mean that novel ways of control will continue to be in demand. To meet these needs, Syngenta's research pipeline has advanced well in the past year, with several new chemical compounds moving closer to market, including a novel cereal herbicide (407) recently filed for regulatory approval in the USA. Modern research techniques have provided a better understanding of genomics. The knowledge of how a plant's or a pest's genetics affects their behavior facilitates greater precision in the discovery of new chemical ingredients. Potential new chemical compounds can then be rapidly tested in their thousands and the search for promising leads optimized through faster selection techniques.

Extending product uses

Opportunities for active ingredients in crop protection are not always restricted to a particular pest or disease in a specific crop. Identifying ways to extend and improve the use of a product broadens its value to the grower and its commercial potential.

In 2003 for example, Syngenta introduced the IMPASSE™ system in the US, which gives homeowners long-term protection against termite attack. By taking the active ingredient of the successful Syngenta insecticide KARATE® and placing it inside an ingenious plastic film, the company has created an effective method of preventing an estimated $2 billion a year of termite damage to US property.

Advanced technologies in product formulation have enabled Syngenta to further exploit its active ingredients for more conventional markets too. 2003 saw the first successful season for the corn herbicide LUMAX™, a complex product that combines three active ingredients by using



In 2003, Syngenta Jealott's Hill International Research Centre, the UK's largest agricultural research site, celebrated 75 years as a leading *center for the creation of* new ideas and products in crop protection and plant biotechnology.

innovative formulation techniques. Farmers are seeing the benefits of enhanced weed control with fewer sprays, and Syngenta is able to gain market share. In December, the first fungicide designed to overcome resistant disease in cereal crops was registered in Europe. AMISTAR® Opti is the combination of AMISTAR®, the broadest spectrum cereal fungicide, with another well-established fungicide BRAVO®.

Increasing business value through new technologies

By harnessing the latest technologies in plant science and chemistry, Syngenta has been able to accelerate the development of new products, particularly in identifying novel biotechnology traits.

Highlights of 2003 include:

- Building on results emerging from the company's pioneering rice genome work, important data is now linking the information to related commercial crops such as corn (maize) helping to accelerate breeding programs using techniques such as marker assisted breeding.
- Developing proprietary methods of activating useful genes in crops such as wheat and tomato. This made it possible to identify over 200 genes that may be important for improving grain and helping crops to grow in drought conditions.
- Discovering an efficient way of transferring genes of interest into corn varieties used in hybrid production. This method accelerates the testing of new traits in commercial crops and reduces the time needed to provide growers with improved crop varieties.


Major new product launches 2003
LUMAX™
IMPASSE™
TOUCHDOWN®CF®
TOUCHDOWN®TOTAL™
R®Opti
RI®Xtra
2003
2004

By harnessing the latest technologies in plant science and chemistry, Syngenta has been able to accelerate the development of new products



Syngenta Development scientists have helped introduce a new method of dispensing crop protection products to further improve safe use and reduce environmental impact. Piloted in China in 2003, the PortA Pac Delivery System™ enables farmers to buy small quantities using a refillable "shuttle pack". It helps cash flow for smallholders, ensures secure dispensing and cuts packaging waste by half.



For Syngenta, the benefits of biotechnology are fattening up nicely. Last year saw the advance of the company's first major biotechnology product since insect resistant Bt corn.

Initial sales of QUANTUM™, a microbial produced animal feed supplement, have already been made. Added to feed, QUANTUM™ helps pigs and chickens to digest phosphorus from their feed – an important mineral for healthy bone and tissue growth.

The result of a joint collaboration between Syngenta and Diversa Corporation of the USA, QUANTUM™ will also reduce the environmental impact of animal waste.

All of which is good news for farmers – not to mention their prize pigs.

There's no progress without vision



Biotechnology presents opportunities for crop improvement, novel enzyme products and biopharmaceuticals

The Plant Science group drives innovation in biotechnology to bring to market products with agronomic advantages for farmers, consumer benefits, novel enzyme products and biopharmaceuticals. In 2003, Syngenta brought important near-term projects closer to commercialization and established areas where its technology platforms, experience and capabilities are best placed to effectively capitalize on specific emerging opportunities.

More options for growers of field crops

Syngenta made significant progress in bringing closer to market new products that target the most economically significant insect pests in corn and cotton.

In corn, three insect control traits that address European corn borer, corn rootworm and lepidopteran pests are planned for launch in the US between 2005 and 2007, pending regulatory approval.

Products with direct consumer advantages, such as the StayRipe™ banana, will be important in fostering widespread acceptance for biotechnology.





In cotton, Syngenta submitted VipCot™, a novel vegetative insecticidal protein trait, to US regulators for review. In August, more than 200 cotton growers, trade media, consultants and university experts visited Syngenta trials in Mississippi to see VipCot™ working in the field. Syngenta continues to work closely with the major cottonseed companies in the USA to ensure uptake of this and other Syngenta cotton technologies.

Increasing consumer benefits

Plant Science is developing biotechnology products with broad consumer appeal. For example, the StayRipe™ banana has the potential to ripen more slowly than conventional bananas and remain edible up to five days longer. This addresses the number one complaint about bananas identified by consumer research: wastage through premature ripening. Syngenta will partner with the leading companies in the banana industry to bring StayRipe™ bananas to the market in 2007.

Widening future opportunities

Enzymes are an exciting high-growth area, which Syngenta is targeting. With initial sales already made, QUANTUM™ Phytase is the first example of a novel enzyme product for animal feed, developed through the joint collaboration with Diversa Corporation of the USA.

This important partnership with a company that is a leader in the discovery of novel enzymes from natural sources is also providing Syngenta with encouraging opportunities in other sectors, such as renewable biofuel production. Enzymes that reduce the cost of biofuel production from corn can be made through fermentation processes or in corn itself. This technology will become a burgeoning part of Syngenta's enzyme product portfolio by the end of the decade.

Long-term promise of biopharmaceuticals

In the future, more human medicines will depend upon complex and more efficacious biological molecules. It has been estimated that by 2010 up to 30 per cent of medicines on the market will be proteins and antibodies[1]. Some of these can be produced best through synthesis in plants.

A dedicated, in-house biopharma team is building upon Syngenta's excellent capabilities in plant biotechnology, biosafety, pre-clinical and regulatory expertise so that the potential of this emerging area of biotechnology is fully realized. In the years ahead the company will develop a portfolio of products to address the significant unmet medical needs of patients for whom biologicals can bring unique benefits.

VipCot™ is being developed in the United States, India and a number of other cotton-producing countries. VipCot™ delivers broad-spectrum protection from lepidopteran pests, including bollworm and armyworm. Its novel mode of action protects the entire cotton plant from worm damage, including flowering parts.



The Syngenta biopharma team has been set up to produce important therapeutic proteins in plants.

[1] Sources: Pharma Project, Evaluate Pharma, January 2004


It's not spring
without the flowers

Imagine how colorless life would be without the brilliance of begonias, the scent of stocks and the glory of gerberas. Over the last year, Syngenta has been adding even more color to people's lives and created new growth opportunities.

It's not just the unique blend of own-bred flower seed varieties that have created a flourishing business. It's also how Syngenta has pioneered new technologies that maximize product value for customers.

Last year, this helped the company increase sales in Flowers, notably in Europe, reflecting strength in the young plants and cuttings market – a market expected to grow by more than 20 per cent in the next five years.

Building strong partnerships with the flower production network has enabled more people to enjoy Syngenta-bred flowers – bringing spring to the young and young at heart.



The company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements of the capital markets where Syngenta is listed, Switzerland and the USA.

Detailed information following the SWX Directive on Corporate Governance can be found in the separate **Corporate Governance Report 2003.**

Group Structure

For details regarding the structure of the company's operations, associates and joint ventures, please refer to the information contained in Note 32 to the Group Consolidated Financial Statements in the Financial Report 2003.



Shareholders
Internal Audit
Board of Directors
Executive Committee
Global Functions:
– Research and Technology
– Global Operations & Human Resources
– Finance
– Legal & Taxes
Crop Protection
– 4 Regions *
– 5 Product Lines
Seeds
– 4 Regions *
– 2 Product Lines
Plant Science
Biotechnology:
– Traits and related products

* Regions: Europe Africa and Middle East, NAFTA, Latin America, Asia Pacific

Board of Directors

Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from broad international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board of Directors is elected by the shareholders and holds the ultimate decision making authority of the company, except for those matters reserved by law or by the company's Articles of Incorporation to the shareholders.

1 Heinz Imhof
Chairman of the Board of Directors and of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999–2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996–1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993–1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

2 Sir David Barnes
Vice Chairman of the Board of Directors and member of the Chairman's Committee and the Compensation Committee. Sir David is currently a Board Member and Trustee of the British Red Cross and of Ashridge Management College. From 1999 until 2003 Sir David was a non-executive Director of Prudential PLC. Previously he was non-executive Deputy Chairman of AstraZeneca (1999–2001), Chief Executive Officer of Zeneca Group PLC (1993–1999) and Executive Director of ICI (1986–1993). Sir David studied veterinary science at Liverpool University.

3 Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB, Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991–1997), Executive Vice President of SEB-bank (1997–1998) and a member of the Swedish Board of Government Bank Support Authority (1991–1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

4 Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Master of the Salters' Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989–2003), non-executive Director of Oxagen (1999–2002), non-executive Director of Oxford Molecular PLC (1997–2000), Director of Zeneca Group PLC (1993–1999) and as a Director of ICI (1989–1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

5 Rupert Gasser
Director. Rupert Gasser is currently a non-executive Director of Lonza Group AG, a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997–2002), Head of Strategic Business Group (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991–1996), and Senior Vice President at Nestec SA (1990–1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

6 Pierre Landolt
Director and member of the Audit Committee. Pierre Landolt is currently Director of Novartis AG and President of the Sandoz Family Foundation. He serves as Chairman or President of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA, Landolt Capital SA and as Vice Chairman of Parmigiani Fleurier SA. Pierre Landolt is also a Partner with unlimited liabilities of Landolt & Cie, Private Bankers. He graduated with a Bachelor of Laws from the University of Paris Assas.


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7 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director (1990–1995), Chief Financial Officer (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

8 Pedro Reiser
Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP). Previously he served as Chairman of ESBATech AG (2002–2004), as Director and Advisor (1999–2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995–1999), and as President and Chief Executive Officer of Holvis AG (1990–1995). Pedro Reiser studied Law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

9 Martin Taylor
Director and member of the Audit Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999–2003) and a Director of Antigenics Inc. (1999–2003). Previously he was Chief Executive Officer of Barclays PLC (1993–1998) and of Courtaulds Textiles (1990–1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

10 Peter Thompson
Director. Peter Thompson is currently President and Chief Executive Officer of PepsiCo Beverages International. Previously he was President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995–1996), and of Walkers Snack Foods in the UK (1994–1995). Prior to 1995 he was President and Chief Executive Officer of Grand Metropolitan Foods Europe (1992–1994). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

11 Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board. He is a part-time professor at the University of Zurich and a non-executive Director of Zurich Financial Services (a subsidiary of Zurich Insurance Company), Forbo Holding AG (and its subsidiary Forbo Finanz AG), Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG, A.W. Faber-Castell (Holding) AG and Chairman of the parent company of the Cablecom Group, in addition to being a Board member of the Swiss Lawyers' Association and a member of the SWX admission board and of the Commission of Experts on Disclosure of Shareholdings. He was a non-executive Director of Centerpulse AG (2002–2003). Rolf Watter graduated from the University of Zurich with a doctorate in law and holds a LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

12 Felix Weber
Director and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently Executive Vice President of Adecco SA and a Director of the parent company of Cablecom Group. Previously he was managing director of Alusuisse South Africa (1982–1984) before joining McKinsey & Company in Zurich, where he was engagement manager and partner (1984–1997). In 1998, he became Chief Financial Officer of Adecco SA. Felix Weber graduated from the University of St. Gallen, with an MBA in Operations Research and Finance and a PhD in Marketing.

Board of Directors

Name	Age	Nationality	Function	Director since	Term of office
Heinz Imhof	61	Swiss	Chairman	2000	2004
Sir David Barnes	67	British	Vice Chairman, Non-Executive Director	2000	2004
Peggy Bruzelius	54	Swedish	Non-Executive Director	2000	2006
Peter Doyle	65	British	Non-Executive Director	2000	2006
Rupert Gasser	65	Swiss	Non-Executive Director	2002	2004
Pierre Landolt	56	Swiss	Non-Executive Director	2000	2006
Michael Pragnell	57	British	Chief Executive Officer	2000	2004
Pedro Reiser	68	Swiss	Non-Executive Director	2002	2006
Martin Taylor	51	British	Non-Executive Director	2000	2005
Peter Thompson	57	American	Non-Executive Director	2000	2005
Rolf Watter	45	Swiss	Non-Executive Director	2000	2005
Felix Weber	53	Swiss	Non-Executive Director	2000	2005

Executive Committee

Name	Age	Nationality	Function	Appointment
Michael Pragnell	57	British	Chief Executive Officer	2000
John Atkin	50	British	Chief Operating Officer – Crop Protection	2000
Jeffrey Beard	53	American	Chief Operating Officer – Seeds	2000
Bruce Bissell	57	British	Head of Global Operations and Human Resources	2000
David Jones	54	British	Head of Business Development	2000
David Lawrence	54	British	Head of Research & Technology	2002
Christoph Mäder	44	Swiss	Head of Legal & Taxes	2000
Domenico Scala	38	Swiss	Chief Financial Officer	2003

Executive Compensation

The aggregate amount of cash compensation (salaries and bonuses) in 2003 to the Chairman, the Chief Executive Officer and the members of Executive Committee (a total of ten people, including John Elias, former Head of Human Resources who resigned from the company at the end of September 2003) amounted to CHF 10,280,685. In addition, CHF 4,499,874 was set-aside to meet pension obligations, including provisions to cover merger-related pension promises.

In 2003 a total of 94,249 options with an exercise price of CHF 59.70 and an exercise period of ten years and 177,100 options with an exercise price of CHF 59.70 and an exercise period of eleven years have been granted.

Under the Deferred Share Plan the total amount of the 2002 short-term incentive award voluntarily deferred in 2003 by the Chairman, Chief Executive Officer and members of the Executive Committee results in 20,763 deferred shares. In 2003, within the scope of the Syngenta Employee Share Purchase Plan, the Chairman, Chief Executive Officer and members of the Executive Committee purchased 594 shares.

Non-Executive Director Compensation

The aggregate amount of compensation in 2003 to the ten Non-Executive Directors (cash compensation and options) amounted to CHF 1,630,000. CHF 1,161,000 was paid in cash; and CHF 469,000 will be paid in options. These options will be issued in 2004 in accordance with the company's Long-term Incentive Plan. A total of 18,670 options, which were part of the 2002 Non-Executive Director's compensation, were granted in 2003.

In 2003 a total of 18,670 options with an exercise price of CHF 59.70 and an exercise period of eleven years have been granted.

Highest Total Compensation

The highest total compensation paid to a member of the Board of Directors in the year under review consisted of CHF 2,091,031 of cash compensation (salary and bonus). In addition 66,809 options under the Syngenta Long-Term Incentive Plan (Stock Options) and 5,495 Deferred Shares under the Syngenta Deferred Share Plan were granted to this member of the Board of Directors. Furthermore 66 shares were purchased by this member of the Board of Directors under the Employee Share Purchase Plan. CHF 3,187,178 was set-aside to meet pension obligations, including provisions to cover merger-related pension promises.

Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research & Technology, Global Operations & Human Resources, Business Development, Legal & Taxes.

1 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director (1990–1995), Chief Financial Officer (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

2 John Atkin
Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999 -2000), Chief Operating Officer (1999 -1999) and Head of Product Portfolio Management of Novartis Crop Protection (1998) and Head of Insecticides and Patron for Asia (1997–1998). Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

3 Jeffrey Beard
Chief Operating Officer of Syngenta Seeds. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999 -2000). Prior to 1998, he held various positions with Pioneer Hi-Bred International Inc. (1985–1998), including, Director of Central European Operations (1993–1998). Jeffrey Beard graduated from the US Naval Academy with a BS in analytical management, holds an MBA from the University of Wisconsin and received an MS degree in agribusiness from Iowa State University.

4 Bruce Bissell
Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997–2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992–1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

5 David Jones
Head of Business Development, also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997–2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

6 David Lawrence
Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000 -2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

7 Christoph Mäder
Head of Legal and Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999 -2000) and Senior Corporate Counsel of Novartis International AG (1992–1998). Christoph Mäder is a member of the Supervisory Committee of the Basel Chamber of Commerce. He graduated from Basel University, Law School, and is admitted to the Bar in Switzerland.

8 Domenico Scala
Chief Financial Officer. Previously Domenico Scala held various leading positions in Finance with Roche AG (1995–2003), most recently as Group Treasurer (2001–2003) and Head of Company Controlling (1999–2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993–1995) and Senior International Auditor with Nestlé SA (1990–1993). Domenico Scala graduated from the University of Basel with a degree in economics.


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With intense global competition, the pressure's on for farmers to increase productivity and efficiency. At the same time, consumers expect year-round quality produce, and the food supply chain requires increasingly stringent production protocols to be followed. This is becoming more important in all markets, from fresh fruit and vegetable produce to wine.

Syngenta's unique experience in many markets is helping farmers keep up with changing demands. Sharing technical expertise and building on relationships with food supply chain partners ensure that Syngenta customers stay ahead.

Australian wine growers can enjoy rewarding contracts as long as they satisfy the strict quality standards and international protocols of their customers. Last year, Syngenta used its pioneering experience in Europe to pilot computer software that helps them meet these standards by controlling, tracking and recording crop protection programs.

With Syngenta's support, growers can deliver produce grown to exacting requirements while still having time to enjoy other important things in life – like a well-deserved barbie.



It's not Australia without the barbie



A summary of Syngenta's audited consolidated financial statements is provided on pages 40-42.

For full details and analysis of the Group's audited financial results, prepared in accordance with IFRS, please refer to our comprehensive Financial Report which is available on request or on the Syngenta internet site (www.syngenta.com).

References to EBITDA in the following financial information exclude the impact of restructuring and impairment[1].

Income Statement Review

Sales, at constant exchange rates (CER), were one percent lower, with growth in the second half of two per cent (CER). Crop Protection sales were two per cent lower; excluding the impact of range rationalization they were unchanged. Seeds sales rose by five per cent. A disciplined pricing strategy resulted in the stabilization of Crop Protection prices and, with a contribution from Seeds, pricing at the group level was positive.

EBITDA improved by four per cent (CER) due to second half sales growth, cost savings and an improving product mix.

Earnings per share excluding restructuring and impairment were up 36 per cent to $3.56 reflecting lower net financial expenses and a further reduction in the tax rate. After charges for restructuring and impairment earnings per share were $2.63 (2002: $(0.26)).

Currency: Sales were positively impacted by seven per cent due to the weakness of the US dollar. At the EBITDA level this positive impact was partly offset by the strength of European currencies, in particular the Swiss franc and sterling, which increased European costs reported in dollars.

Crop Protection: Sales showed a slight decline for the full year but with a marked upturn in the second half, driven by Latin America and NAFTA. The performance of Insecticides and Professional Products was particularly encouraging and sales of Selective Herbicides, the largest product line, were up after several years of decline. Modernization of the product portfolio continued to be a prime focus throughout the year. Total sales of new products reached $501 million; growth in new products sales, notably the CALLISTO® range and ACTARA®/CRUISER®, was $177 million (CER), more than offsetting the impact of range rationalization ($107 million). The cumulative growth of new products since merger is $418 million (CER) with the cumulative impact of range rationalization at $256 million (CER). The benefit of new launches, portfolio rationalization and continued focus on cost of goods sold resulted in an increase in gross profit margin at constant

Summarized Financial Information 2003 and 2002

	Excluding restructuring and impairment			Restructuring and impairment[1]		Including restructuring and impairment	
	2003 $m	2002 $m	CER[2] %	2003 $m	2002 $m	2003 $m	2002 $m
Sales	6578	6197	−1	–	–	6578	6197
Gross profit	3285	3065	+1	–	–	3285	3065
Marketing and distribution	(1204)	(1146)	+3	–	–	(1204)	(1146)
Research and development	(727)	(697)	+4	–	–	(727)	(697)
General and administrative	(645)	(582)	−3	–	–	(645)	(582)
Restructuring and impairment		–	–	(163)	(396)	(163)	(396)
Operating income	709	640	+12	(163)	(396)	546	244
Income before taxes and minority interests	574	445	+29	(163)	(396)	411	49
Income tax expense	(207)	(174)	−19	68	104	(139)	(70)
Net income	363	265	+37	(95)	(292)	268	(27)
Earnings per share[3]							
basic ($)	$3.57	$2.61		$(0.93)	$(2.87)	$2.64	$(0.26)
diluted ($)	$3.56	$2.61		$(0.93)	$(2.87)	$2.63	$(0.26)
Gross profit margin	49.9%	49.5%					
EBITDA[4]	1219	1154					
EBITDA margin	18.5%	18.6%					
Tax rate[5]	36%	39%					
Free cash flow[6]	562	542					

[1] Restructuring and impairment are material items which management regards as requiring separate disclosure to provide a more thorough understanding of business performance: see page 38. Net income including restructuring and impairment is prepared in accordance with IFRS.
[2] Growth rates are shown at constant exchange rates (CER) except for income before taxes, income tax expense and net income, which are at actual dollar rates.
[3] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2003 basic EPS, 101,682,672; 2003 diluted 101,952,669; 2002 basic EPS, 101,541,119; 2002 diluted EPS, 101,635,654.
[4] EBITDA is a non-GAAP measure in regular use by investors as a measure of an issuer's gross cash flow generation. See page 38.
[5] Tax rate on results excluding restructuring and impairment.
[6] Free cash flow is a non-GAAP measure often used by investors as a useful supplementary measure of cash generation. See page 38.

exchange rates to 50.3 per cent (2002: 49.0 per cent). EBITDA rose one per cent (CER) to $1239 million.

Seeds: Sales in Field Crops and Vegetables and Flowers progressed well throughout the year. The main drivers were corn in Latin America and vegetables in Europe. The expansion of higher margin businesses, good cost control and the benefits of a disciplined pricing strategy contributed to a 15 per cent (CER) increase in EBITDA to $146 million.

Plant Science: QUANTUM™ microbial phytase, developed jointly with Diversa Corporation, received its first registration in Mexico at the end of 2003 and is expected to achieve US registration in 2004 and will generate the first revenues for Plant Science.

Synergies: Synergies totaling $197 million were realized in 2003. Since the start of the program in 2000, $559 million of savings have been generated at an associated net cash cost of some $820 million. It is now expected that the $625 million target will be achieved in 2004, one year ahead of schedule; the cumulative cash cost of the program is expected to be just over $1 billion. During 2003 cost savings of $94 million were made in Cost of Goods; $55 million in Selling, General and Administrative; and $48 million in Research and Development. Since merger, the total number of employees has been reduced by some 3,600.

Restructuring and Impairment: Restructuring and Impairment charges of $163 million (2002: $396 million) largely relate to restructuring costs associated with implementation of the merger synergy program. Of the total amount $35 million is a non-cash charge. A gain of $39 million was realized through the receipt of shares and warrants from the research agreement with Diversa, announced in early 2003.

Regional Sales Analysis

Crop Protection

Sales in **Europe, Africa and the Middle East** were particularly affected by range rationalization. In addition, extremely dry weather conditions in Western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by prudent channel inventory management in France.

In **NAFTA** sales were down slightly in the USA owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with impressive growth in the CALLISTO® range and a strong second half performance by DUAL®/BICEP®. Other product lines also performed well, notably Seed Treatment and Insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada and Mexico.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on buoyant conditions and its broad product offer and marketing strength. Higher commodity prices, more competitive currencies and strong export increased grower confidence and led to expanded corn and soybean acreage.

In **Asia Pacific** sales were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization. Japan was also heavily affected by range rationalization; excluding this, sales showed growth in a declining market. In Australia sales improved following an easing of drought conditions.

Seeds

Sales in **Europe, Africa and the Middle East** grew strongly in oilseeds, vegetables and flowers. The main impetus came from Eastern Europe, in particular sunflower and oilseed rape. Varieties of high-value fresh vegetables continued to grow in both Mediterranean and northern European markets.

NAFTA sales decreased slightly owing to the closer alignment of corn sales to the planting season. Soybean sales showed strong growth in the USA.

Sales in **Latin America** benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In **Asia Pacific** growth in sales of corn in India and the Philippines contributed to an improved performance.

Operational Efficiency

In line with the commitment to sustain operational excellence, Syngenta will continue to streamline global operations. This new program is expected to deliver annual cost savings of $300 million by 2008. It will include the relocation of assets to lower cost regions, further reducing the asset base, increasing globalization of purchasing and streamlining global processes. The cash cost is expected to be around $500 million over five years with an associated non-cash charge of around $350 million.

Other Financial Information

Cash flow and balance sheet: Free cash flow of $562 million (2002: $542 million) reflected the benefits of a continuing reduction in trade working capital and lower financial expenses and tax. The ratio of trade working capital as a percentage of sales at year end improved to 40 per cent (2002: 42 per cent). Fixed capital expenditure of $221 million was below depreciation ($263 million). At the period end, net debt was $1.2 billion (2002: $1.7 billion) representing a gearing ratio of 24 per cent (2002: 38 per cent).

Dividend and share repurchase program: In recognition of the growth in earnings and strong cash flow, the Board has recommended a doubling of the dividend to CHF 1.70 per share (2002: CHF 0.85) to be paid by way of a nominal par value reduction, subject to shareholder approval at the Annual General Meeting (AGM) on 27 April 2004. In addition, the Board has approved a share repurchase program which, in conjunction with a progressive dividend policy, should lead to more than $800 million being returned to shareholders over the next three years. The share repurchase program is expected to commence after the AGM.

Treasury shares: Since the creation of the company, Syngenta has held Treasury Shares purchased as part of the merger agreement. On 10 February 2004 Syngenta entered into an agreement to sell 4.5 million of these shares; this agreement will allow the company to purchase an equivalent number of shares which will subsequently be cancelled, subject to approval at the 2005 AGM. The remaining 6.4 million shares are to be allocated to share-based compensation plans through 2006.

Constant exchange rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Free cash flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities, but prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

EBITDA

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by investors as one measure of gross cash flow generation and is used by Syngenta for performance monitoring and as the basis of part of employee incentive schemes. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

Sales excluding range rationalization (Ex RR)

Following the formation of Syngenta, the Crop Protection business has set out to improve business quality and create value through the rationalization and modernization of the product portfolio. From 121 active ingredients (AIs) at the time of the merger, plans are in place to reduce the portfolio to 76 AIs and the range had been reduced to 83 AIs by the end of 2003. In addition, various third party products previously formulated and distributed by Syngenta but generating lower levels of profitability have been exited. Sales growth rates excluding rationalization impact has been calculated by excluding the sales decline at constant exchange rates between current year and prior period caused by these phase-out products.

Restructuring and impairment

The impact of major restructuring and impairment on the income statement is separately disclosed to provide a more thorough understanding of business performance. Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. Further information on restructuring and impairment is available in the 2003 Financial Report.

Unaudited Product Line and Regional Sales Analysis with 2002 Comparatives

	First half 2003 $m	First half 2002 $m	Second half 2003 $m	Second half 2002 $m	Full year 2003 $m	Full year 2002 $m	Full year growth Actual %	Full year growth CER[1] %
Syngenta								
Crop Protection	3370	3256	2137	2004	5507	5260	+5	–2
Seeds	735	646	336	291	1071	937	+14	+5
Total	**4105**	**3902**	**2473**	**2295**	**6578**	**6197**	**+6**	**–1**
Crop Protection								
Product Line								
Selective Herbicides	1187	1125	530	481	1717	1606	+7	+1
Non-selective Herbicides	364	381	252	269	616	650	–5	–10
Fungicides	898	871	540	527	1438	1398	+3	–6
Insecticides	506	480	454	375	960	855	+12	+7
Professional Products	328	304	314	281	642	585	+9	+4
Others	87	95	47	71	134	166	–19	–29
Total	**3370**	**3256**	**2137**	**2004**	**5507**	**5260**	**+5**	**–2**
Regional								
Europe, Africa and Middle East	1335	1218	718	701	2053	1919	+7	–8
NAFTA	1345	1378	508	486	1853	1864	–1	–1
Latin America	243	210	507	386	750	596	+26	+26
Asia Pacific	447	450	404	431	851	881	–3	–10
Total	**3370**	**3256**	**2137**	**2004**	**5507**	**5260**	**+5**	**–2**
Seeds								
Product Line								
Field Crops	430	381	140	122	570	503	+13	+4
Vegetable and Flowers	305	265	196	169	501	434	+16	+5
Total	**735**	**646**	**336**	**291**	**1071**	**937**	**+14**	**+5**
Regional								
Europe, Africa and Middle East	394	316	144	111	538	427	+26	+6
NAFTA	286	270	108	126	394	396	–1	–1
Latin America	25	33	54	32	79	65	+22	+22
Asia Pacific	30	27	30	22	60	49	+22	+14
Total	**735**	**646**	**336**	**291**	**1071**	**937**	**+14**	**+5**

1 Growth at constant exchange rates (CER)

Condensed Consolidated Income Statement

For the year to 31 December

	2003 $m	2002 $m
Sales	**6578**	**6197**
Cost of goods sold	(3293)	(3132)
Gross profit	**3285**	**3065**
Marketing and distribution	(1204)	(1146)
Research and development	(727)	(697)
General and administrative	(645)	(582)
Restructuring and impairment	(163)	(396)
Operating income	**546**	**244**
Income/(loss) from associates and joint ventures	(1)	(7)
Financial expense, net	(134)	(188)
Income before taxes and minority interests	**411**	**49**
Income tax expense	(139)	(70)
Income/(loss) before minority interests	**272**	**(21)**
Minority interests	(4)	(6)
Net income/(loss)	**268**	**(27)**
Earnings per share[1]		
basic ($)	**2.64**	**(0.26)**
diluted ($)	**2.63**	**(0.26)**

[1] The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2003 basic EPS, 101,582,672; 2003 diluted 101,952,669; 2002 basic EPS, 101,541,119; 2002 diluted EPS, 101,635,654.

Restructuring and Impairment Income Statement Charge

	2003 $m	2003 $m	2002 $m	2002 $m
Merger integration costs		(21)		(28)
Restructuring costs:				
Write-off or impairment:				
– property, plant and equipment	(44)		(102)	
– intangible assets			(32)	
Non-cash pension restructuring charges	9		(14)	
Cash costs	(163)		(220)	
Total		(198)		(368)
Other impairment of assets		–		–
Gains from product disposals		17		–
Gain on sale of technology and intellectual property license		39		–
Total restructuring and impairment		**(163)**		**(396)**

Condensed Consolidated Balance Sheet
As at 31 December

	2003 $m	2002 $m
Assets		
Current assets		
Cash and cash equivalents	206	232
Trade accounts receivable	1707	1602
Other accounts receivable	308	243
Other current assets	696	516
Inventories	1811	1704
Total current assets	**4728**	**4297**
Non-current assets		
Property, plant and equipment	2374	2310
Intangible assets	2658	2813
Investments in associates and joint ventures	107	95
Deferred tax assets	668	666
Other financial assets	430	345
Total non-current assets	**6237**	**6229**
Total assets	**10965**	**10526**
Liabilities and equity		
Current liabilities		
Trade accounts payable	(862)	(725)
Current financial debts	(749)	(1207)
Income taxes payable	(289)	(210)
Other current liabilities	(747)	(794)
Provisions	(265)	(222)
Total current liabilities	**(2912)**	**(3158)**
Non-current liabilities		
Non-current financial debts	(1017)	(925)
Deferred tax liabilities	(1071)	(1098)
Provisions	(845)	(915)
Total non-current liabilities	**(2933)**	**(2938)**
Total liabilities	**(5845)**	**(6096)**
Minority interests	(67)	(80)
Total shareholders' equity	**(5053)**	**(4350)**
Total liabilities and equity	**(10965)**	**(10526)**

Condensed Consolidated Cash Flow Statement

For the year to 31 December

	2003 $m	2002 $m
Operating income	**546**	**244**
Reversal of non-cash items;		
Depreciation, amortization and impairment on:		
– property, plant and equipment	312	374
– intangible assets	243	282
Gain on disposal of fixed assets	(67)	(26)
Charges in respect of provisions	420	432
Cash (paid)/received in respect of:		
Interest and other financial receipts	72	181
Interest and other financial payments	(185)	(398)
Taxation	(120)	(191)
Restructuring provisions	(210)	(246)
Contributions to pension schemes	(110)	(209)
Other provisions	(157)	(49)
Cash flow before working capital changes	**744**	**394**
Change in net current assets and other operating cash flows	55	408
Cash flow from operating activities	**799**	**802**
Additions to property, plant and equipment	(221)	(165)
Proceeds from disposals of property, plant and equipment	36	54
Purchase of intangibles, investments in associates and other financial assets	(58)	(166)
Proceeds from disposals of intangible and financial assets	21	6
Proceeds from business divestments	14	11
Acquisitions of minorities	(29)	–
Cash flow used for investing activities	**(237)**	**(260)**
Increases in third party interest-bearing debt	369	511
Repayment of third party interest-bearing debt	(938)	(1067)
Sale of Treasury stock	4	3
Dividends paid to group shareholders	(65)	(48)
Dividends paid to minorities	(4)	(6)
Cash flow used for financing activities	**(634)**	**(607)**
Net effect of currency translation on cash and cash equivalents	46	9
Net change in cash and cash equivalents	**(26)**	**(56)**
Cash and cash equivalents at the beginning of the period	**232**	**288**
Cash and cash equivalents at the end of the period	**206**	**232**

Free Cash Flow

	2003 $m	2002 $m
Cash flow from operating activities	799	802
Cash flow used for investing activities	(237)	(260)
Free cash flow	**562**	**542**
Foreign exchange effect on cash and cash equivalents	46	9
Free cash flow, post foreign exchange effects	608	551

[1] Free cash flow disclosed by Syngenta in prior periods included the effect of foreign exchange movements on cash and cash equivalents. Management believes it to be more prudent to exclude this translation effect in determining free cash flow.

Segmental Results for 2003 Excluding restructuring and impairment

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**5507**	**1071**	**–**	**6578**
Gross profit	2724	561	–	3285
Marketing and distribution	(927)	(275)	(2)	(1204)
Research and development	(454)	(127)	(146)	(727)
General and administrative	(563)	(59)	(23)	(645)
Operating income	**780**	**100**	**(171)**	**709**
EBITDA	**1239**	**146**	**(166)**	**1219**

Segmental Results for 2002 Excluding restructuring and impairment

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
Sales	**5260**	**937**	**–**	**6197**
Gross profit	2579	486	–	3065
Marketing and distribution	(909)	(237)	–	(1146)
Research and development	(425)	(119)	(153)	(697)
General and administrative	(500)	(62)	(20)	(582)
Operating income	**745**	**68**	**(173)**	**640**
EBITDA	**1214**	**109**	**(169)**	**1154**

Reconciliation of EBITDA to operating income Excluding restructuring and impairment

	Crop Protection $m	Seeds $m	Plant Science $m	Total $m
2003				
Operating income	**780**	**100**	**(171)**	**709**
Income/(loss) from associates and joint ventures	(1)	2	(2)	(1)
Depreciation, amortization and other impairment	460	44	7	511
EBITDA	**1239**	**146**	**(166)**	**1219**
2002				
Operating income	**745**	**68**	**(173)**	**640**
Income/(loss) from associates and joint ventures	(4)	–	(3)	(7)
Depreciation, amortization and other impairment	473	41	7	521
EBITDA	**1214**	**109**	**(169)**	**1154**

Summary of Segmental Results for 2003 and 2002 Excluding restructuring and impairment

	First half		Second half		Full year	
	2003 $m	2002 $m	2003 $m	2002 $m	2003 $m	2002 $m
Sales						
Crop Protection	3370	3256	2137	2004	5507	5260
Seeds	735	646	336	291	1071	937
Total	**4105**	**3902**	**2473**	**2295**	**6578**	**6197**
Operating income						
Crop Protection	831	800	(51)	(55)	780	745
Seeds	157	129	(57)	(61)	100	68
Plant Science	(78)	(82)	(93)	(91)	(171)	(173)
Total	**910**	**847**	**(201)**	**(207)**	**709**	**640**
EBITDA						
Crop Protection	1060	1028	179	186	1239	1214
Seeds	180	148	(34)	(39)	146	109
Plant Science	(75)	(77)	(91)	(92)	(166)	(169)
Total	**1165**	**1099**	**54**	**55**	**1219**	**1154**

The shares are listed on the Swiss Exchange and on the New York Stock Exchange, where Syngenta shares are traded as ADSs (American Depositary Shares).

Trading Symbols	Swiss Stock Exchange	New York Stock Exchange
Shares[1]	SYNN	SYT

Outstanding Shares at Year-end 2003	31 December 2003
Total outstanding shares[2]	112,564,584

Share Price and Market Capitalization at Year-end 2003	31 December 2003
Share price (CHF)	83.30
ADS price (USD)	13.48
Market capitalization (CHF million)	8470
Market capitalization (USD million)	6831

Reporting Dates	
First quarter trading statement	27 April 2004
Half year results	29 July 2004
Third quarter trading statement	22 October 2004

A full form 20-F is expected to be accessible to all shareholders in the second half of March on the Internet (www.syngenta.com) in the section Financial Information.

Syngenta's Annual General Meeting will be held on 27 April 2004.

[1] 1 share = 5 ADSs
[2] Of which 9.7 per cent were held as treasury stock on 31 December 2003. For the purposes of calculating market capitalization and per share data, the number of shares stood at 101.7 million.

Syngenta Share Price
Relative Performance since 13 November 2000



— Syngenta
— SMI
40
30
20
10
0
-10
-20
-30
-40
-50
Nov 00
Jan 01
Dec 01
Jan 02
Dec 02
Jan 03
Dec 03



Switzerland
Investor Relations
T +41 61 323 58 83
F +41 61 323 58 80

Share Register
T +41 62 311 61 25
F +41 62 311 61 93

Shareholder Services
T +41 61 323 20 95
F +41 61 323 54 61

Media Relations
T +41 61 323 23 23
F +41 61 323 24 24

To order publications
T +41 61 323 75 79
F +41 61 323 39 66

Syngenta Switchboard
T +41 61 323 11 11
F +41 61 323 12 12

USA
Investor Relations
T +1 917 322 25 69
F +1 917 322 25 70

Media Relations
T +1 202 347 8348
F +1 202 347 8758

Syngenta on the Internet
www.syngenta.com
1,013,777 visitors in 2002
1,789,931 visitors in 2003

An e-mail subscription service provides updates alerts for investors:
http://www.syngenta.com/en/site/subscription.aspx

The full year results presentation can be viewed up to 12 months after the event at:
http://www.syngenta.com/en/investor/finance.aspx

Syngenta AG
Communication and
Public Affairs
P.O. Box
CH-4002 Basel
Switzerland

Design: Addison Corporate Marketing
Photography: Alistair Berg; Pia Zanetti
Print: St. Ives Westerham Press

Special thanks to Belgravia Vineyards, Orange, NSW, Australia
www.belgravia.com.au

Cautionary statement regarding forward-looking statements
This Annual Report contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.


www.syngenta.com
syngenta

Syngenta
Corporate Governance Report 2003



The Company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements of the capital markets where Syngenta is listed, namely Switzerland and the USA.

Syngenta has decided to de-list its shares from the London Stock Exchange and the Stockholm Stock Exchange as of December 30, 2003, due to the low level of trading on these exchanges.

The shares were listed on these two stock exchanges at the time of Syngenta's flotation to reflect the shareholder base of the two legacy companies. The shares continue to be listed on the Swiss Stock Exchange and the New York Stock Exchange.

The following information is in accordance with the Swiss Stock Exchange Directive on Corporate Governance.

1. Group Structure and Shareholders

1.1 Group structure

For details regarding the structure of the Company's operations, associates and joint ventures, please refer to the information contained in Note 32 to the Group Consolidated Financial Statements in the Financial Report.

The **Financial Report 2003** can be accessed on the Internet (www.syngenta.com) in the section Investor Relations.


Shareholders
Internal Audit
Board of Directors
Executive Committee
Global Functions:
– Research and Technology
– Global Operations & Human Resources
– Finance
– Legal & Taxes
Crop Protection
– 4 Regions *
– 5 Product Lines
Seeds
– 4 Regions *
– 2 Product Lines
Plant Science
Biotechnology:
– Traits and related products

* Regions: Europe Africa and Middle East, NAFTA, Latin America, Asia Pacific

1.2 Significant shareholders

During the year 2003 the following disclosure notifications were made by the Company in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act:

- On January 15, 2003, the Company reported that MFS Investment Management exceeded the 5 per cent threshold with a holding of 5.02 per cent of the share capital; on August 29, 2003, the Company reported that this holding had fallen below 5 per cent.
- On April 17, 2003, the Company reported that Deutsche Bank Group exceeded the 5 per cent threshold with a holding of 5.21 per cent of the share capital; on October 31, 2003, the Company reported that this holding had fallen below 5 per cent.
- On December 11, 2003, the Company reported that Morgan Stanley Investment Management exceeded the 5 per cent threshold with a holding of 6.112 per cent of the share capital.

As of December 31, 2003, to our knowledge Morgan Stanley Investment Management was the only shareholder with a position of more than 5 per cent of the share capital.

As of December 31, 2003, Syngenta AG itself held 10,881,912 shares in treasury corresponding to 9.67 per cent of the share capital.

1.3 Cross shareholdings

Syngenta has no cross shareholdings in excess of a reciprocal 5 per cent of capital or voting rights with any other company.

2. Capital Structure

2.1 Capital

The nominal share capital of Syngenta is CHF 1,125,645,840, fully paid-in and divided into 112,564,584 registered shares.

2.2 Authorized and conditional share capital in particular

Syngenta does not have any conditional and authorized capital outstanding.

Switzerland
Investor Relations
T +41 61 323 58 83
F +41 61 323 58 80

Share Register
T +41 62 311 61 25
F +41 62 311 61 93

Shareholder Services
T +41 61 323 20 95
F +41 61 323 54 61

Media Relations
T +41 61 323 23 23
F +41 61 323 24 24

To order publications
T +41 61 323 75 79
F +41 61 323 39 66

Syngenta Switchboard
T +41 61 323 11 11
F +41 61 323 12 12

USA
Investor Relations
T +1 917 322 25 69
F +1 917 322 25 70

Media Relations
T +1 202 347 8348
F +1 202 347 8758

Syngenta AG
Communication and
Public Affairs
PO Box
CH-4002 Basel
Switzerland

For the business year 2003, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet: www.syngenta.com

All documents were originally published in English. The Annual Report 2003, the Corporate Governance Report 2003 and the Corporate Social Responsibility Report 2003 are also available in German.

Design: Addison Corporate Marketing Limited
Print: St Ives Westerham Press



Syngenta
Corporate Social Responsibility
Report 2003



syngenta

The Syngenta circle of value creation ensures that our stakeholders benefit from the wealth the company generates for them.



Business Performance
Syngenta Value Creation
Social
Environmental

Contents

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in high-value commercial seeds.

Syngenta Vision and Business Principles

These are extracts from Syngenta's Vision and Business Principles, issued at the company's creation in 2000: they guide our corporate social responsibility and our business as a whole.

Our goal is to be the leading global provider of innovative solutions and brands to growers and the food and feed chain.

We are forward looking and we shape the market. We will:
- Be open, transparent and ethically responsible in the way we do business
- Emphasize our commitment to environmental stewardship and sustainable agriculture
- Set standards in all we do that become recognized benchmarks

We are bold and deliver innovative solutions. We will:
- Invest in research – innovative science and technology solutions
- Encourage creative thinking

We focus on external stakeholders and work in partnership. We will:
- Participate in dialogue with authorities and regulators through a strong public affairs program
- Engage the communities where we have operations, offices and facilities
- Implement a robust health, safety and environmental policy
- Seek and act on feedback from our stakeholders

We grow through challenging and rewarding work. We will:
- Develop a culture based on openness, trust and integrity
- Offer personal choice and opportunity
- Encourage open and continuous communication

We strive for outstanding performance and deliver our commitments. We will:
- Measure our performance against key indicators
- Ensure our vision is translated into actions by everyone in Syngenta
- Have clearly defined accountabilities



For Syngenta, corporate social responsibility is not an add-on: the value we create and our social and environmental commitment are mutually reinforcing. Neither will be sustainable without the other. This is Syngenta's circle of value creation. It is how we will further grow our business.

We are fundamentally convinced that in helping to ensure a reliable supply of food for consumers around the world, our company makes a vital contribution to society. The imperatives of demographics – with calorie demand far outstripping the availability of arable land – render food security a key challenge for the coming decades.

Agriculture is at the heart of human existence. It is where economic, social and environmental considerations intersect, encompassing critical economic and political choices, rural management, development and poverty reduction and resource imperatives. Our business has an impact in all of these areas. We are aware of our responsibilities to all the stakeholders affected by the food and agriculture production chain, from farmers and growers through to consumers and society at large.

This report sets out our strategic approach to corporate social responsibility: an approach anchored in the Business Principles on which Syngenta was founded three years ago and which underlie our sense of corporate citizenship. At the heart of the report is an Action Plan setting out objectives, actions and measures of achievement around key areas, uniting social and environmental issues with business value. We will monitor and, where appropriate, validate with external partners.

We have chosen a course that we believe to be open, transparent and straightforward. It is a path we need to take in the company of our stakeholders: we look forward to your feedback, which will help guide us in the years ahead.

Heinz Imhof
Chairman of the Board of Directors

Michael Pragnell
Chief Executive Officer







Syngenta's business creates wealth and social value for shareholders as well as for broader communities and economies.

Value creation and profitable growth are essential to offer our shareholders a competitive rate of return on their investment. However the value created by our business goes further.

As a company dedicated to excellence in scientific research, Syngenta makes a substantial contribution to knowledge and scientific discovery, benefiting not only Syngenta, but the broader global scientific and agricultural community.

Food chain benefits
Our contributions to sustainable agriculture start by increasing growers' yields and the quality of their produce and reduce the need for other farming inputs. They also have a positive impact on the businesses of distributors, resellers and the entire food supply chain. In this way, we improve the availability, quality and affordability of food around the globe.

Value to society
Syngenta provides broad economic and social benefits to all our stakeholders through our role as purchaser, employer, taxpayer, researcher and supplier.

Distribution of wealth can be measured in a cash value added statement. Value added is calculated as the difference between income from our customers and payments to our suppliers. The cash value added can be distributed to shareholders, employees, authorities and other capital providers and society.

In each country with a Syngenta presence, we contribute to socioeconomic welfare by creating local employment, paying $1.6 billion in benefits and wages in 2003. We also invest in employees' continuing education through individual development and training.

Cash generated 2003	$million
Growers and other customers	
Sales	6,578
NAFTA	2,247
EAME	2,591
LATAM	829
APAC	911
Suppliers	
Materials and services	3,654
Raw materials and packaging	2,365
Marketing and promotion	757
Other supplies	532
Total cash generated	**2,924**

Distribution of cash 2003	$million
Employees	
Wages, benefits, pensions	1,606
Authorities	
Tax paid	120
Shareholders, other capital providers	
Dividends paid and reduction in net debt	634
Net interest and similar paid	113
Society, communities	
Donations (Partial: other voluntary contributions to be reported in 2004)	4
Investment for growth and sustainability	
Net investment in fixed assets	237
Other	210
Total cash distributed	**2,924**

4 Action Plan

This Action Plan explains our processes and focuses on outcomes. We will share our results, successes and failures openly, determined to pursue a sustainable path. In some areas we are still working to develop appropriate measures as we set a roadmap for further progress.

Focus area see page	Objective
Health, safety and environment (HSE) page 9	
Safety and health	Best safety and health record in industry sector
Energy	Further improve energy efficiency across the business
Waste	Continue to optimize waste-generating activities across the business
Sustainable agriculture page 12	
Soil conservation	Develop and promote programs to minimize soil erosion and improve soil productivity
Water quality	Maintain and improve quality of water and promote efficient use of scarce water resources
Biodiversity	Help preserve biodiversity through germplasm conservation
Product stewardship page 15	
Training	Educate users on safe and effective crop protection product use Support CropLife International[2] programs
Auditing	Measure effectiveness of training programs
Biotechnology regulatory compliance	Full compliance with national and international regulations
International development page 17	
Investment in developing countries	Invest for the long term in emerging markets
Public / private partnerships	Build preferential relations with selected international organizations and governments Share technology and related services to build capacity in developing countries
Public health	Contribute to international "Roll Back Malaria" (RBM) program

[1] OSHA Illness and Injury Recordables Rate per 200,000 hours worked.
[2] CropLife International is the global industry association for the plant science industry.
[3] Least Developed Countries as designated by the United Nations.

Action plan	Key performance indicator (KPI)	Business value
Reduction in injury and illness rate (IIR)[1] to 0.5 over the next 5 years	Recorded IIR	Reduction in lost work days Reduction in down time Enhanced performance and more effective processes
Identify energy usage patterns throughout company in 2004	Energy used in Tera Joules – indexed to production	Reduction in energy costs
Identify efficiency improvements in 2004 that may result in waste reduction	Tonnes of waste – indexed to production	Reduction in waste treatment costs More efficient processes Reduction in raw materials costs
Establish local programs to transfer knowledge to farmers and technical advisers	Number of programs developed Area covered	Preferred use of Syngenta products and services
Contribute to development of expertise in water management and use of buffer zones	Number of programs in place	Acceptance of products in all relevant markets
Support for Global Crop Diversity Trust	Germplasm conserved	Ensure continued crop diversity and access to genetic resources
Identify areas with greatest need for training	Health incidents due to accidents	Ensure continued product use, market access
Put systems/surveys in place with criteria to evaluate programs' effectiveness	Measured difference in safe and effective use as a result of programs	Reputation with stakeholders
Full implementation of Standard Operating Procedures (SOPs) relating to Biosafety Protocol	Number of breaches of regulations published by governmental authorities Number of countries where SOPs in place	Licence to operate Build public trust in biotechnology companies
Consistent strategy to build positions in developing markets	Level of investment in Least Developed Countries[3]	Expand long-term market potential Preferred access
Active participation in World Bank Assessment of Science and Technology	Level of involvement and ability to influence process	Maintain investment options, market access
Technology transfer to reduce post-harvest losses	Level of adoption of shared technology in developing countries	Long-term new market opportunities
Biofortification projects	Field resources committed to reduce effects of nutrient malnutrition	Demonstrate potential of biotechnology
Support RBM program in achieving its target of having 60% of people at risk in African countries sleeping under treated bed nets by 2005	Number of solutions in place, e.g. treated bed nets used	Leading position for products in public health programs

Focus area	Objective
Human rights page 21	
Child labor	No abusive child labor throughout our business
Community involvement page 24	
Support for communities where Syngenta operates	*Optimize contribution to the local economies where Syngenta is present*
Sponsorship policy	Target limited resources for greater benefit
	Optimize donation focus on target categories
Animals in research page 25	
Animal welfare	High standard of animal care at all Syngenta sites and major external contractors
Replacement, refinement and reduction	Contribute to discussions with regulatory authorities in order to reduce the use of animals
Employee well being page 26	
Employee satisfaction	Identify opportunities for improvement and specific targets for action
Diversity	Equal opportunities for all employees
	Appropriate representation from all communities in which we operate
Corporate conduct page 27	
Ethics and business practices	Syngenta recognized as leader in ethical corporate practice
Disclosure procedures	Reinforce management systems

Action plan	Key performance indicator (KPI)	Business value
Initial focus on hybrid cotton seed production in India Internal training, processes and monitoring External guidance and monitoring Support for industry programs Support for local non-governmental organizations	Number of child labor cases reported and verified Programs initiated and/or supported	Sustained production Reputation, leadership and brand enhancement
Collect data and track impact; processes to be in place by 2005	Level of economic contribution to community/local economy	Improve relationships with local communities, stakeholders
Identify key areas for contributions	Track spending in each category	Leverage philanthropy to support business priorities
Carry out audits at Syngenta sites and major external contractors in 2004	Percentage of sites audited	Uphold company reputation Ensure freedom to operate
Participation in international regulatory workshops and symposia	Presence at international regulatory workshops and symposia	Increase awareness and influence on future regulatory demands
Follow up from 2003 employee survey For 2004 survey focus on improvement in main areas of measurement	Feedback from employee survey	Increased productivity Higher performance
Report US and UK data	Measure progress in attitude to diversity through annual employee survey	Better performance through greater utilization of employee skill and talent base
Monitor compliance with Code of Conduct Business Practices	Number of incidents reported	Enhance reputation as professional business partner
Introduce "whistleblower" structure	Number of cases reported and resolved/action taken	Enhance employee loyalty Improve business performance

At the center of our circle of value creation are all our stakeholders: those who are impacted by our activities and our social and environmental commitments.

The ultimate beneficiaries of this interaction are our shareholders, as they share in the wealth the company generates for them.


Business Performance
Social
Environmental


Customers and business partners
Employees
Society/ Communities
Authorities

Action plan: focus areas and beneficiaries

	Customers and business partners	Employees	Society/Communities	Authorities
Social	Product stewardship International development	Employee well being	Human rights Product stewardship Community involvement Animals in research International development	International development Corporate conduct Human rights
Environmental	Product stewardship Sustainable agriculture	Health, safety and environment	Health, safety and environment Product stewardship Sustainable agriculture	Corporate conduct

Shareholder Value Creation

Customers and business partners
We aim to be open, transparent and ethical in the way we do business, developing mutually beneficial relationships with our customers, suppliers and research partners.

Society/Communities
As a responsible business leader, we are committed to contributing to the well being of every community in which we conduct business.

Employees
Our fundamental strength is our employees – we maintain a culture of trust and integrity. We expect our people to perform to the highest standards and support them to do so.

Authorities
We work with the authorities and regulators, who provide us with our licence to operate, with the goal of making a contribution to the countries where we operate.


Business Performance
Social
Environmental
Employees
Society/
Communities



We aim to provide a safe and healthy workplace for employees. In all our activities we seek to minimize our use of natural resources and the production of waste.

High goals, constant effort and a strong focus throughout the organization define Syngenta's Health, Safety and Environmental (HSE) performance. Our global policy translates to commitments and objectives at global, regional and local level, while measurable HSE goals are incorporated into all managers' accountabilities.

In 2003, Syngenta implemented a company-wide external audit program to supplement our internal audit program. In 2004 we intend to introduce risk profiling at all our manufacturing sites.

Safety

It is with sadness that we report the death of one of our employees in Asia, in a vehicle accident while on company business. Overall there has been a significant improvement in lost time and recordable incidents (15 per cent and 20 per cent reduction respectively).

Syngenta's safety data conforms to US Occupational Safety and Health Administration standards.

Occupational health

Our carefully planned occupational health initiatives aim to minimize work-related illnesses and enhance performance by improving the health and well being of our employees. In 2003, in response to a rise in stress at work, we initiated stress prevention programs to encourage a more balanced lifestyle and increase health awareness.

Occupational illness cases



Recordable injury incidents


2002
0.76
2003
0.61

Lost time injury incidents

Lost time injury incident rate per 200,000 hours worked


2002
0.40
2003
0.34

15 per cent reduction



Environment

Every manufacturing site has programs in place to enhance environmental performance, and monitor and minimize waste and emissions.

The focus of our environmental initiatives in 2004 will be to identify efficiency improvements that can reduce waste production and consumption of energy. Reduction plans will be in place by 2005.

Air emissions

Our chemical manufacturing operations emit a range of substances to the air, including nitrous oxides (NOx), particulates (very small particles) and volatile organic compounds (VOCs – substances containing contain carbon which evaporate easily). Emissions of these substances decreased by 16 per cent compared to 2002.

Carbon dioxide emissions decreased by 22 per cent to 348,402 tonnes. This is mainly associated with site rationalization. Carbon dioxide might be considered to contribute to climate change and global warming. Our objectives to improve energy efficiency are the first step in addressing this.

Energy

Our energy consumption decreased by 16 per cent, in part associated with site rationalization. We expect to reduce this further in coming years, reducing cost and carbon dioxide emissions.

Waste

Syngenta's wastes increased by 14,000 tonnes. This was largely due to inert waste from demolition, disposal of off-specification products and an increase in the incineration of waste effluent streams. We monitor and assess off-site waste disposal by using internationally agreed methods in cooperation with regulatory authorities.

Effluents

Effluents – water-borne wastes – produced by our manufacturing sites are released under permit after treatment. In 2003, our effluents increased by approximately one per cent, exclusively due to soluble salts discharged from one of our sites. We continuously investigate ways to reduce waste in effluent streams.

Air emissions

2002: Total air emissions: 1,773 tonnes[2]

2003: Total air emissions: 1,492 tonnes[2]


Non-halogenated VOCs
NOx
SO_2
Particulates
NH_3
Halogenated VOCs
HCl

Energy consumption

2002: Total energy consumption: 11,782 Tera Joules (TJ)

2003: Total energy consumption: 9,949 Tera Joules (TJ)


Gas
Electricity
Steam
Oil
Other
Coal



Disposal of hazardous waste

2002: Total amount of hazardous waste: 153 083 tonnes
2003: Total amount of hazardous waste: 162 709 tonnes


Re-use
Incinerated
Recycle
Treated
Landfill
Other

Disposal of non-hazardous waste

2002: Total amount of non-hazardous waste: 159 094 tonnes
2003: Total amount of non-hazardous waste: 163 492 tonnes


Re-use
Incinerated
Recycle
Treated
Landfill
Other

Effluent discharge

2002: Total effluent discharge: 181 533 tonnes
2003: Total effluent discharge: 183 529 tonnes


Soluble salts
COD
TOC
BOD
Suspended Solids
Nitrogen
Others

Supply chain management

At every stage, we monitor the production and distribution of our products to minimize our use of natural resources and provide a safe workplace for our employees and protect the environment.

Suppliers

Suppliers are audited for
- HSE performance
- Composition of labor force and working conditions
- Business ethics

Process and formulation

We reduce our environmental impact and make products easier to use by
- Moving from solvent to water-based formulations
- Developing granule formulations instead of powder
- Designing encapsulating systems to prevent the product from spreading

Manufacturing

All manufacturing facilities
- Identify key risks
- Use HSE Management Systems
- Are subject to regular internal and external HSE audits
- Focus on waste minimization

Distribution

We aim for a consistent approach by
- Adopting standards for both our own and our suppliers' warehousing
- Implementing a Distribution Safety Policy
- Auditing the HSE performance of transport contractors

[1] These data exclude emissions from externally supplied energy
[2] Excluding carbon dioxide
[3] Corrected data from 2002


Business Performance
Social
Environmental
Customers and business partners
Society/Communities



We develop technologies to drive the environmental, economic and social sustainability of agricultural systems, building the long-term sustainability of our business.

For Syngenta's business to be sustainable, agriculture must also be sustainable. It is clearly in our interest to promote the use of our products in a way that ensures long-term use; our products must contribute to sustainable agriculture systems.

Protecting natural habitats
In the face of the challenge to double the world's food supply in the next 25 years, the choice is between increasing productivity from existing farmland or creating more farmland by deforestation and destruction of natural habitats and wildlife. By reducing the need to extend farmlands, intensive agriculture in appropriate areas is a major contributor to long-term sustainability.

Product development for sustainability
Right from product development, Syngenta considers the long term aspects of sustainability, such as soil conservation, water quality and biodiversity. These factors, together with safety information, form the basis of the label directions for all our products.

Syngenta believes careful selection of seeds and crop protection products can make a positive contribution to sustainability. For example, some herbicides support soil conservation by allowing farmers to use minimum till methods that reduce soil erosion and promote water conservation.

Water conservation
According to the World Bank, one third of the world's population is now subject to water scarcity: this will more than double over the next 30 years. Agriculture is a major water user, particularly in developing countries. Projects such as demonstrating the value of buffer zones in preserving water quality can



help integrate better practices in common use, making an important contribution to water sustainability.

Preserving biodiversity
Fundamentally, Syngenta products contribute to protecting natural and sensitive habitats from incursion by agriculture by helping growers increase the productivity of existing farmland.

Preserving genetic biodiversity is the lifeline to the future of our seeds business. This gives Syngenta the building blocks needed to breed a diverse and robust range of crops for the future. We contribute to the protection of broad diversity in crop species by contributing to seed banks.

Sustainable agriculture


Avoids
deforestation
Preserves biodiversity
Ensures soil conservation
Protects health and safety of community
Maintains water quality
Protects economic viability of farming
Suits local conditions and capacity

The sustainability of an agricultural system takes account of its economic, ecological and social dimensions. This means producing sufficient, affordable, quality food while protecting the environment and biodiversity and ensuring farming is economically viable and contributes to the well being of local communities – and maintaining the ability to do all of this in the long term.







Case studies

Global Crop Diversity Trust
Syngenta is supporting the Global Crop Diversity Trust (GCDT), an international body supporting the conservation of crop diversity in perpetuity. GCDT will preserve gene banks and plant biodiversity bases around the world, providing technical and capacity building assistance to seed banks, thereby promoting the development of a rational and efficient system of crop diversity conservation.

The partners are the Food and Agriculture Organization, the Consultative Group on International Agricultural Research and the 140 country signatories to the International Treaty on Plant Genetic Resources for Food and Agriculture.

SOWAP project
Syngenta has joined with the EU Commission and a wide range of academic and non-governmental organizations (NGOs) to form the SOil and WAter Protection (SOWAP) project. SOWAP will help farmers plan and mitigate the effect of losing soil to rivers. The future viability of some of Europe's most prestigious vineyards and productive olive groves is under serious threat from soil erosion, and excess soil in rivers is damaging aquatic life. The €4 million three-year project will monitor test sites and record the rates of soil loss from arable farming practices, testing a range of options for farmers to reduce soil erosion under practical field conditions. It will also assess the economic consequences of change, enabling policy makers to implement workable legislation. www.sowap.org

The APCOT project
The Andhra Pradesh Cotton (APCOT) project is a unique partnership between local NGOs, the local scientific and development community, the Indian government and Syngenta, set up in response to the difficult situation of smallholder cotton farmers caused by incorrect pesticide use and lack of technical knowledge.

Syngenta is providing innovative crop management technology, training, funds and implementation support. With better product and application technologies, farmers have reduced sprays from as much as 30-40 times per season to just 5-10 sprays, maintaining and increasing yield.



"Soil erosion is exacerbated by some farming practices. The SOWAP project will help to find solutions to this environmental problem."
Mike Lane
SOWAP Project Director and Syngenta Environmental Scientist


Business Performance
Social
Environmental
Customers and business partners
Society Communities



The care of our products extends beyond the factory gate, as we act to ensure that growers in every part of the world use them in a way that does not harm people or the environment.

Product stewardship goes beyond the rigorous regulations Syngenta must meet to register a product. We need to ensure that once crop protection and biotechnology products are no longer in our direct control, they are used safely without harming people or the environment. There is a strong business case, too: we can only sustain our business if our products are used safely.

Local solutions

Syngenta monitors products prior to and after they reach the market. Our stewardship approach is locally-driven and flexible, tailored to meet local conditions and farming methods.

Syngenta goes beyond providing label information to work with growers, equipping and training them to use our products safely.

Surveys, audits and inspections showed the efforts of Syngenta and our partners are paying off:

- In Nicaragua, training programs on the safe use of crop protection products helped halve occupational poisoning incidents (Survey 1995 to 2002).
- Training schemes in India have improved good sprayer maintenance from 84 to 97 per cent while good hygiene practices rose from 68 to 90 per cent.
- Farmers completing Syngenta's programs in Mexico assessed their knowledge of safe crop protection product use to have improved from 31 per cent to 90 per cent. This program has now trained over 400,000 farmers through 13,000 sessions and 10,000 field demonstrations.

Syngenta's approach to managing packaging waste begins with reducing it at source, developing reusable containers, making containers from recyclable materials and supporting collection and recycling programs.

Industry association

As an industry leader, Syngenta is actively involved in the stewardship activities of the industry association, CropLife International. These comprise global safe use programs and farmer training, focusing on Africa, South America and Asia. Together with the World Bank/Global Environment Facility, CropLife companies are working on a multi-year program to dispose of obsolete stocks in Africa.





For more detailed information please see the booklet "The responsible stewardship of our crop protection products" available to download or order from www.syngenta.com

Biotechnology

Syngenta believes that the potential of new technologies in agriculture, including biotechnology, will become steadily more significant to meet the demand for more and better food globally.

This is a topic that continues to evoke strong emotions, so a genuine commitment to transparency and a frank and inclusive dialogue are very important.

We support growers using our genetically enhanced seeds and crop protection products with pest resistance management programs designed to ensure the long-term efficacy of our products.

In the USA, farmers have been offered a Syngenta program that addresses refuge requirements, pest resistance monitoring, a compliance assurance program and off-farm assessments. A grower survey showed over 90 per cent compliance to insect resistance strategies in 2003 and no resistant insects have been detected.

Beyond regulation

It is clear that robust and harmonized regulatory systems based on sound science will be crucial to ensure the responsible adoption of these technologies and foster consumer confidence.

Syngenta has responded to the new Biosafety Protocol, an international, legally binding set of guidelines, by going beyond its requirements to develop procedures for work with genetically enhanced seeds. The new Protocol provides a framework for transferring genetically enhanced organisms between countries. Syngenta will implement this system across all countries where it operates, regardless of whether a particular country is a signatory to the Protocol.








Business Performance
Social
Environmental



We recognize that agriculture is fundamental to drive growth in developing countries: working to improve food security and agricultural productivity lies at the heart of our international development activities.

As a company involved in food production, it is a particular challenge for Syngenta that 800 million people go hungry in developing countries. Agriculture plays a critical role in poverty eradication and rural development.

Our role in agriculture strengthens the imperative: the Food and Agriculture Organization figures show about 70 percent of the world's poor live in rural areas and depend on agriculture, and agriculture gives work to 40 per cent of the population, or 2.5 billion people in developing countries.

The importance of agriculture
Feeding the population is the fundamental need of any nation – which means maximizing productivity from agriculture. Increased productivity releases people from being tied to the land. If they are provided with opportunities such as better education and infrastructure support, this starts the process of rural development.

Agriculture provides the catalyst for the development of essential infrastructure, including transport, communication and support services.

Building new markets
Syngenta's support of international development aims to address the moral need to act and uphold strategic objectives to build long term markets, enter new markets and secure preferred access. We intend to monitor our investments in these markets, and develop goals to target investment effectively.

The role of technology
Technological innovation has a vital role to play in raising farm productivity above subsistence levels. To encourage progress in developing



countries, Syngenta selectively provides its technology, royalty-free, to projects benefiting subsistence farmers. Appropriate technology transfer and intellectual property agreements can help to meet the needs of farmers in the developing world and build local capacities.

Golden Rice
One example is the Golden Rice project. Through biotechnology, it is possible to produce rice that contains a precursor to Vitamin A. Golden Rice is one way of helping to address the problem of Vitamin A deficiency, which is responsible for 500,000 cases of irreversible blindness and one to two million deaths each year.

Syngenta is donating "licence free" rights for the inventors to work towards humanitarian objectives, as well as regulatory and licensing expertise and other technologies to ensure the development of Golden Rice in a legal, ethical and socially responsible way.

Sharing knowledge and skills
Recognizing that we bring valuable capabilities, such as an understanding of agricultural best practices, Syngenta shares its expertise through partnerships benefiting all stakeholders. For example, in China and Zimbabwe we have formed partnerships which provide access to technology, know-how and training, while opening new markets to us.

World Bank Assessment
In 2003, Syngenta was selected to partner with the World Bank in an initiative to consider how agricultural science and technology can help the 800 million chronically undernourished people in the developing world and meet growing food needs over the next 50 years.

Syngenta was honored to be part of an expert group comprised of representatives of business, politics, food, farming and development and non-governmental organizations (NGOs), which set the framework for a review that will gather input from many sources with the goal of making future agricultural research more relevant to farmers' needs. For Syngenta, this will help us target our future research efforts more effectively to help developing countries.

Malaria prevention
The impact of malaria on development is devastating: according to World Health Organization (WHO) figures, this mosquito-borne disease kills over a million people, predominantly in sub-Saharan Africa, and acutely affects another 300 to 500 million each year.











Syngenta is working with one of the principal initiatives in the "Roll Back Malaria" program, jointly founded by the WHO, United Nations Development Program, UNICEF and the World Bank, encouraging widespread, correct use of insecticide-treated bed nets as a proven barrier against malaria. Syngenta has designed an insecticide formulation to treat bed nets for control of mosquitoes for up to a year.

Least Developed Countries
We are active in a number of Least Developed Countries (LDCs) as an investor, an employer and a provider of products and services. For example, in 20 sub-Saharan African countries we invest in activities as diverse as public health programs, cotton rehabilitation projects, country reconstruction and supporting preservation of natural land and water. Our investment in sub-Saharan African LDCs now stands at $5 million: we aim to grow this further in future years.



World Bank Assessment
I want to take this opportunity to thank Syngenta for its invaluable assistance in making the consultative process on the proposed International Assessment of Agricultural Science and Technology for Development this past year such a success. The interactions between the government, private sector, NGO, consumer and producer representatives were truly remarkable...

We really appreciate the constructive role Syngenta played in this important endeavor and look forward to continuing to work with you in the future.

Robert T. Watson
World Bank Chief Scientist & Director Environmentally & Socially Sustainable Development (ESSD)



Dr Andrew Bennett
Executive Director,
Syngenta Foundation for
Sustainable Agriculture





The Syngenta Foundation for Sustainable Agriculture

The Syngenta Foundation for Sustainable Agriculture supports projects that improve livelihoods, promote sustainable agriculture and increase food security in the poorest regions of the world. It also aims to encourage awareness and public debate on issues that impact sustainable agriculture.

The Foundation aims to build partnerships generating direct benefits for those in need in the dry South and to intensify research of developing countries carried out by national and international institutions.

Progress on the Foundation's three principal development projects includes:

- Improved on-farm yields by 30% to 100% in Mali from new varieties of disease tolerant millet, sorghum and cowpeas; developing pilot schemes to improve the dissemination of improved seeds and agronomic technologies to small holder farmers
- Published a report on soil and water conservation in Eritrea: testing micro-irrigation and demonstrating how it has improved household food security and supporting the national millet breeding program and the testing of crop varieties for local conditions
- Developed insect resistant maize in Kenya by field testing conventional insect resistant maize and the development and screening of transgenic lines. Additionally interviewed 1,000 farmers to better understand their insect management programs and explain the relevance of new techniques and technologies to them

The Foundation actively promotes discussion of issues relating to sustainable agriculture in the developing world. In October 2003, the Foundation sponsored a symposium in Switzerland on 'Biodiversity and Food Security' and how best to share the benefits of plant genetic resources.

In December 2003, over 100 scientists, farmers' representatives and policy makers participated in a symposium on sustainable agriculture in the Sahelian Mali, to review experience and lessons learned in trying to improve the livelihoods of farmers in the region. The meeting focused in particular on the development of partnerships, regional collaboration, new technologies and follow up action.

More information about the Syngenta Foundation for Sustainable Agriculture is available at www.syngentafoundation.org.


Business Performance
Social
Environmental
Authorities
Society/Communities



We uphold a high standard of human rights and demonstrate respect for the people and communities where we do business, regardless of country and culture.

Syngenta has committed, through its Code of Conduct, to be open, transparent and ethical in its business practices and to demonstrate respect for the people and communities where the company does business – regardless of country or culture. Upholding the human rights of those people in organizations we partner with – in addition to our own employees and communities – is a fundamental obligation.

Universal Declaration of Human Rights

The Universal Declaration of Human Rights, adopted by the UN General Assembly in 1948, remains the global standard for protecting human rights and human dignity worldwide. It is primarily applicable to governments, but Syngenta is committed to supporting the Universal Declaration's principles in all the activities for which the company is responsible.

Child labor

Over the past year, the issue of child labor has been given particular prominence. Child labor in some parts of the world is part of a broader socioeconomic problem of poverty, low opportunity, education and employment, particularly in rural areas.

For example, child labor in hybrid cotton seed production in the Andhra Pradesh region of India has been highlighted as an issue in the last two years. In recent years, Syngenta has been producing seed in the area through contracts with seed organizers who work with local farmers to grow the seed. Our contracts with seed producers clearly forbid use of child labor and state that it will result in termination of the contract. This message is reiterated on the bags of parent seed we distribute to the contractors and growers, where it is stated that child labor must not be used.



Universal Declaration of Human Rights

Article 1
All human beings are born free and equal in dignity and rights. They are endowed with reason and conscience and should act towards one another in a spirit of brotherhood.

Article 2
Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status...

Article 26
Everyone has the right to education...



"Syngenta's concern about child labor and the steps initiated during the last two years have had a very positive impact at ground level"

Dr Davuluri Venkateswarlu, researcher into child labor in India

Nevertheless, last year claims emerged that child labor was being used in the production of cotton seed in the Andhra Pradesh region, including producers contracted by Syngenta.

Child labor as defined by the International Labor Organization (ILO) conventions ratified by more than 120 countries is: work by children under the age of 12; work by children under the age of 15 that prevents school attendance; and work by children under the age of 18 that is hazardous to the physical or mental health of the child. Conditions vary widely from country to country but in the case of hybrid cottonseed production, the claims centered on young children and in particular on young girls.

As Syngenta takes the issue of child labor very seriously, we responded by taking action at a number of levels to help the families and children concerned.

At a local level, Syngenta worked with hybrid cottonseed production contractors in the area to reach agreement on the need to combat the use of child labor. We made every effort to see that our contract production was placed with small farmers who plant less than half a hectare and rely on family labor, thus avoiding the hardships experienced by children working for employers on larger farms.

We have made a commitment to ensuring that our hybrid cottonseed production is free of child labor by 2005. We have reviewed our production chain and made sure that our contractors are fully on board. We back this up by conducting random spot checks of all farms where our seeds are produced.

External monitoring
Internal monitoring is one step. However we have gone beyond this by establishing an agreement with the Fair Labor Association (FLA) (see box far right). This is a first for the plant science industry. How we measure up to FLA standards will be publicly available on their website in future years.









Working with NGOs

At the industry level, Syngenta initiated a move to draw in other top seed companies for a joint effort with the MV Foundation – the leading Indian non-governmental organization (NGO) working on child labor – after a meeting with the Foundation in June last year. An industry-wide task force has now been established. At Syngenta's request, the Association of Seed Industry in India adopted a code of conduct committing the seed industry to avoid child labor in their facilities and in seed production by contractors. The Association is also promoting local educational efforts against child labor.

Syngenta is working with a number of groups in India to develop practical solutions to this problem and to support their efforts to bring education to the children in the area. For 2004, Syngenta will fund a transitional education project in Andhra Pradesh in collaboration with NGOs and the MV Foundation – bringing children back from the fields and into the classroom.



Syngenta has demonstrated real leadership by becoming the first company in its field to apply to become a Participating Company in the Fair Labor Association (FLA). In so doing it joins a select group of companies who have partnered with NGOs and universities to promote international labor standards throughout their supply chains. They do this by conducting their own internal monitoring of suppliers and correcting any non-compliance issues identified. The FLA then conducts independent external monitoring of a sample of suppliers in order to attest publicly to the integrity of the participating companies' compliance programs.

Such high levels of compliance can only be achieved by integrating corporate social responsibility into their business model and the FLA looks forward to working with Syngenta to pioneer this methodology in the seeds business.

Auret van Heerden
President and CEO, Fair Labor Association
www.fairlabor.org

The FLA was established as an independent monitoring system to advance fair, decent and humane working conditions. The FLA groups companies, human rights advocates and NGOs, and publishes its monitoring and verification on its website.




Business Performance
Social
Environmental
Society/Communities



We make a positive contribution to the communities where we operate, committing resources and skills, with particular emphasis on agriculture and science education.

Syngenta and its people are deeply involved as part of their local communities, donating time, expertise and money to activities benefiting agriculture, science, education and the environment.

Sponsorships
Syngenta has developed a sponsorship policy to set the broad framework of community donations. We use sponsorship to support programs in science, agriculture and community activities, with a particular emphasis on education. We track spending in each category and share experiences to maximize the benefits to both our sponsorship partners and the company.

Examples from 2003
United States
Syngenta's donation of $400,000 will support programs targeted at recruiting, retaining and recognizing teachers in agricultural sciences. In 2003, the first Syngenta advocate for agriculture education was appointed from the 12,000 high school teachers nationally.

United Kingdom
Syngenta continued its support for the Jupiter Project, an urban regeneration scheme run by the Scottish Wildlife Trust covering 10 acres and supplying around 200 species of native plants for similar regeneration and meadowland projects.

China
This year initiatives supporting the underprivileged included supporting an orphanage and, under the auspices of the Syngenta Agricultural Research and Education Fund in conjunction with the Ministry of Agriculture, provided education grants to rural children who wish to study agriculture.

Switzerland
As the home of our corporate headquarters and the base for many R&D and manufacturing facilities, Syngenta supports numerous community activities throughout the year. These include distributing a newsletter to 50,000 homes that provides updates on company activities, and hosting open days at our sites to provide information about our business.






Business Performance
Social
Environmental
Society/
Communities



The welfare of animals used in research is of paramount importance. We aim to use them only where required and replace, reduce or refine their use wherever possible.

Syngenta operates in a highly regulated area. Regulations dictate that our products must go through stringent tests, some involving the use of animals, to ensure their safety. We recognize the use of animals in research is often an emotional and contentious issue.

Animal tests may be used to obtain valuable data for safety assessments. This is well regulated and conducted humanely – and only when there is no alternative or where needed to meet legal or regulatory requirements.

Replacing and reducing

Being at the forefront of finding alternatives or refining animal tests is both ethically appropriate and good business, as this ensures that we are able to anticipate and influence regulatory demands.

Syngenta is a leader in this work and in 2003 one of our scientists was awarded the Society of Toxicology Enhancement of Animal Welfare Award.

Investing in alternative methods

Syngenta works with organizations such as The European Centre for the Validation of Alternative Methods and Fund for the Replacement of Animals in Medical Experiments to develop alternatives and improve experimental protocols. We work with regulators to get new testing methods accepted and participate in international regulatory schemes to this end. We plan to increase participation in such schemes, which will further heighten our awareness of, and influence on, future regulatory demands.

Improving animal welfare

Refining research practices to reduce stress on animals both improves the welfare of animals used and can support research results by providing more accurate toxicology data.

We constantly enhance experimental protocols and have established an Ethical Review Committee. It aims to review all protocols used in the major areas of animal use over the next year.

Ensuring high standards

Most of our animal studies are conducted in the UK, a country widely recognized as having some of the world's most stringent regulations for research using animals.

Our policy on the use of animals ensures the same high standards apply to work carried out around the world, including studies conducted by third party or contract laboratories. We shall continue audits at all Syngenta sites that conduct animal tests and major contractors that carry out tests on our behalf.


Business Performance
Social
Environmental
Employees



We support and empower our employees to build a high performance environment that will foster business success.

If Syngenta is a safe, fulfilling and rewarding place to work, its employees will continue to ensure outstanding business performance.

Employee opinion

In the Syngenta Employee Prospectus we state: "If we are to generate commitment to business success, then our employees must be confident that Syngenta is committed to their success."

To monitor our progress, in 2003 Syngenta again conducted a comprehensive, worldwide anonymous employee survey to provide a snapshot of the company, helping us measure the extent to which we are creating a high performance organization.

78 per cent of the organization completed the survey and results showed that employees rated the company as more communicative and decisive than in 2002, rating our focus on innovation and health, safety and environment very highly compared to other results from comparator companies. The survey also highlighted scope for further improvement in the areas of results orientation and customer focus.

Workshops are held around the world to examine the results and develop local action plans.

Diversity

Given its geographical spread, Syngenta is a highly diverse organization. At the formation of the company, we said that we would develop and enforce diversity policies that provide fair treatment for all employees. Syngenta does not tolerate discrimination; and all employees must act in accordance with the letter and spirit of the principles set out in the company's Code of Conduct. Our policies on equal opportunities serve to maintain and extend the diversity of our workforce. Syngenta will collect baseline data to track future progress.

Employee development

It is essential that Syngenta retains a strong team of highly motivated and talented people. We offer extensive training and development programs worldwide to support them.

Maintaining competitiveness

As we continue to review our operations in order to improve efficiency, maintain competitiveness and secure the long-term future of the business, job reductions can inevitably follow. If changes that affect jobs are necessary, we make sure those affected are appropriately consulted and changes implemented in a socially responsible manner.

Permanent full-time employees 2003

	Total
EAME	10628
NAFTA	3844
APAC	3042
LATAM	1547
Total 2003	**19061**
Total 2002	**20030**


Business Performance
Social
Environmental
Authorities


syngenta

We expect all our employees to act to the highest international standards for appropriate ethical behavior. This is enshrined in our Corporate Governance and Code of Conduct policies.

Syngenta's Code of Conduct governs the behavior of its 19,000 employees. It sets out the ethical and policy framework that underpins the way employees act towards the company, each other and those outside the company.

Business practices and ethics

The Code of Conduct addresses critical issues for corporate behavior, ranging from political donations, bribery and conflicts of interest to policies against discrimination and harassment, aspects of competition law and a commitment to scientific standards.

The company's compliance with these principles is monitored and checked by audits and by a comprehensive letter of assurance process in the year-end procedures. The letters of assurance, covering internal controls and other key areas dealt with in the Code of Conduct, are cascaded down the organization. The returned letters are analyzed, evaluated and issues arising and deficiencies are reported to the Head of Internal Audit. These are reviewed and submitted to the Audit Committee, which in turn reports to the full Board.

Amongst the business practices covered by the Code of Conduct, bribery is an issue that has long undermined the governance and effectiveness of government and private sectors alike. In some countries, the vicious cycle of bribery continues to prevent fair, efficient and transparent political and economic institutions from flourishing, constituting a serious obstacle to development. The payment of bribes is expressly forbidden in both Syngenta's Code of Conduct policy and the OECD Convention on Combating Bribery of Foreign Public Officials. Syngenta is committed to a corruption-free environment and complies with national legislation in this respect, such as the Foreign Corrupt Practices Act of the United States and the Swiss Penal Code.

Internal systems: whistleblowing

Syngenta emphasizes the quality of its internal systems to deal with any breaches of the Code of Conduct appropriately and effectively. To that end, we aim to reinforce our management systems, ensuring we have robust internal systems to manage matters that arise. This will include having a process to investigate complaints, support for mediation and appropriate protection for whistleblowers. These arrangements are currently being implemented: we will report on them in future years.

Governance

Syngenta is committed to the highest standards of corporate governance corresponding to the requirements of the capital markets where we are listed, namely Switzerland and the USA.

Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board of Directors is elected by the shareholders and holds the ultimate decision making authority of the company, except for those matters reserved by law or by the company's Articles of Incorporation to the shareholders.

For full details, please refer to the Corporate Governance Report 2003, available at www.syngenta.com

Verification Objectives and Scope
URS Verification Ltd (URSVL) has been commissioned by Syngenta to provide independent assurance of its Corporate Social Responsibility Report 2003.

This assurance process focused on assessing corporate social responsibility performance and reviewing information presented in the report. Objectives included assessment of the:
- robustness of corporate social responsibility systems to enable delivery of sustainability performance;
- appropriateness of metrics to demonstrate and communicate key impacts and risks;
- content and coverage of the report, including the balance of issues; and
- accuracy of data and information contained within the report.

URSVL focused the interview process at a corporate level, with a selection of interviews conducted with senior managers in the three most significant businesses – Crop Protection, Seeds and Plant Science – in functions such as health, safety and environment, product stewardship, issue management and human resources. In addition we visited two shared operational sites to review implementation and communication at a site level. We reviewed publicly available reports and information from external sources relating to the reporting year.

Responsibilities of Directors and Verifiers
The information contained in the Corporate Social Responsibility Report 2003 is the sole responsibility of Syngenta. This verification statement represents the independent opinion of URSVL in relation to the report. URSVL was not involved in the development of this material or associated corporate systems.

URSVL has carried out its services by checking samples, information and documents which have been made available by Syngenta. Accordingly, URSVL has not checked or reviewed all of Syngenta's information and documents. The verification statement provided herein by URSVL is not intended to be used as advice or as the basis for any decisions, including, without limitation, financial or investment decisions.

Verification Method
The approach followed by URSVL is aligned to International Accreditation Forum IAF Guide 66, Guidance to Guide 66-EA-7/02 and EN 45012, frameworks for bodies operating independent assessment and certification of management systems. URSVL auditors conducted the verification process following the general principles of auditing and audit procedures as contained within the international standards, ISO 14010 and 14011 and with consideration of the AA1000 assurance standard.

Syngenta's corporate social responsibility
This is Syngenta's first Corporate Social Responsibility report, building on its Environmental and Social Review published in 2002. This report outlines policies and objectives which, in areas such as health safety and environment, are well developed; and in areas like international development, sustainable agriculture, employee welfare and human rights, are in the process of being developed. We commend the fact that Syngenta recognises the importance of these issues and welcome the company's commitment to plan for the future in these areas.

Completeness
This report reflects the broad range of environmental, social and economic issues which Syngenta currently manages. In URSVL's opinion Syngenta's most significant issues are addressed in this report. However the depth and emphasis of coverage may not reflect the level of investment and management focus in some areas.

Syngenta measures and reports health, safety and environment management and performance within its direct control. Syngenta does not include in its report some areas over which it has direct influence.

Accuracy
Health, safety and environment performance reporting systems are under continuous development, and provide a sound basis on which to build. The outputs are generally representative of the group's operational performance when aggregated. Data accuracy will further improve as internal validation processes become more integrated and more consistent understanding and conformance with corporate guidance develops.

Transparency
Syngenta engages with a wide range of stakeholders on an ongoing basis. URSVL understands that Syngenta is developing a systematic process and database to underpin its stakeholder engagement and support its corporate social responsibility policies.

Syngenta's view of its role in sustainable agriculture and international development reflect its position in the markets in which it operates. As Syngenta increasingly engages with stakeholders on these global issues, we would expect that their opinions would be considered in forming the company's perspective.

This report addresses product stewardship issues. We understand that Syngenta intends to report on the effectiveness of its product stewardship programmes, which would reflect the level of stakeholder interest in these issues.

Areas for Development
To develop further its approach to corporate social responsibility which includes reporting, Syngenta should:
- Continue to develop mechanisms by which stakeholders' issues can feed in to mainstream business processes and respond appropriately;
- Strengthen internal communication to provide a secure platform to improve delivery of corporate social responsibility objectives; and
- Report performance and review its current action plan and indicators in a way which presents a balanced view of its impact on the environment, society and economic development.

David Westwood
Director, for and on behalf of URS Verification Ltd
London, February 2004

URS
Verification



The future

This report is designed to be forward looking: it sets out an Action Plan for 2004 and beyond with objectives, actions and measurements. We believe that we have taken a path which unequivocally commits us to an integrated social, environmental and business strategy. We will report our progress in a forthright and transparent manner.

We hope that you, our stakeholders, to whom this report is addressed will find it useful. In addressing the key issues and in reporting on them honestly and constructively, we need your engagement, your ideas and your comments. Please let us know your views via the contacts listed overleaf.

Above: Swiss-Brazilian artist Julieta Schildknecht developed a portfolio of photographs focusing on Brazil that illustrates the plight of many of the world's poorer children. In profiling this collection, sponsored by Syngenta, in our Corporate Social Responsibility Report, we hope to raise global awareness of the need to give children more opportunities for their future.

2.3 Changes in capital

	Share capital CHF millions	General reserve CHF millions	Reserve for treasury shares CHF millions	Free reserves CHF millions	Available earnings CHF millions	Total CHF millions
Balance at 1 January 2001	1,126	2,561	–	–	–	**3,687**
Reserves arising from merger with Novartis Agribusiness		175				**175**
Conversion of share premium into free reserves		(2,473)		2,473		
Adjustment of reserve for treasury shares			875	(875)		
Capital contribution from AstraZeneca Plc				375		**375**
Profit of the year					148	**148**
Balance at 31 December 2001	**1,126**	**263**	**875**	**1,973**	**148**	**4,385**
Balance at 1 January 2002	1,126	263	875	1,973	148	**4,385**
Adjustment of reserve for treasury shares			(9)	9		
Dividend payment					(81)	**(81)**
Profit of the year					100	**100**
Balance at 31 December 2002	**1,126**	**263**	**866**	**1,982**	**167**	**4,404**
Balance at 1 January 2003	1,126	263	866	1,982	167	**4,404**
Adjustment of reserve for treasury shares			(11)	11		
Dividend payment					(86)	**(86)**
Profit of the year					158	**158**
Balance at 31 December 2003	**1,126**	**263**	**855**	**1,993**	**239**	**4,476**

For further details regarding changes of share capital, reserves and available earnings, please refer to the information contained in the Notes to the Financial Statements of Syngenta AG in the Financial Report.

2.4 Shares and participation certificates

Each share has a par value of CHF 10. Each share recorded and registered under a shareholder name in the Swiss share register of Syngenta AG entitles its holder to one vote. There are no preferential rights for individual shareholders. All shareholders are entitled to equal dividends.

Syngenta has not issued any participation certificates (Partizipationsscheine).

2.5 Bonus certificates

Syngenta has not issued any bonus certificates (Genussscheine).

2.6 Limitations on transferability and nominee registrations

Syngenta does not apply any restrictions or limitations on the transferability of its shares. Shares may be voted without any limit in scope if the holder expressly declares having acquired these shares in his own name and for his own account. Regarding nominee registration Syngenta has issued special provisions. A nominee holding more than 3 per cent of the Company's share capital may be registered as a nominee for shareholders with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming 1 per cent or more of the Company's share capital.

2.7 Convertible bonds and warrants/options

The Company has not issued any convertible bonds. The only options that the Company has issued are for its employee compensation plans. Details relating to all options granted under the Syngenta Long-Term Incentive Plan and the Employee Share Option Savings Plan are contained in Note 27 to the Group Consolidated Financial Statements. Each of the granted options gives the holder the right to purchase one registered share of Syngenta AG. The total of all options issued corresponds to 3 per cent of the total share capital.


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3. Board of Directors

3.1 Members of the Board of Directors

Syngenta is led by a strong and experienced Board. It includes representatives from four nationalities, drawn from broad international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board of Directors is elected by the shareholders and holds the ultimate decision making authority of the company, except for those matters reserved by law or by the company's Articles of Incorporation to the shareholders.

The Articles of Incorporation of Syngenta AG can be accessed on the Internet (www.syngenta.com) in the section Investor Relations.

1 Heinz Imhof
Chairman of the Board of Directors and of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999–2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996–1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993–1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

2 Sir David Barnes
Vice Chairman of the Board of Directors and member of the Chairman's Committee and the Compensation Committee. Sir David is currently a Board Member and Trustee of the British Red Cross and of Ashridge Management College. From 1999 until 2003 Sir David was a non-executive Director of Prudential PLC. Previously he was non-executive Deputy Chairman of AstraZeneca (1999–2001), Chief Executive Officer of Zeneca Group PLC (1993–1999) and Executive Director of ICI (1986–1993). Sir David studied veterinary science at Liverpool University.

3 Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB, Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991–1997), Executive Vice President of SEB-bank (1997–1998) and a member of the Swedish Board of Government Bank Support Authority (1991–1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

4 Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Master of the Salters' Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989–2003), non-executive Director of Oxagen (1999–2002), non-executive Director of Oxford Molecular PLC (1997–2000), Director of Zeneca Group PLC (1993–1999) and as a Director of ICI (1989–1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

5 Rupert Gasser
Director. Rupert Gasser is currently a non-executive Director of Lonza Group AG, a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997–2002), Head of Strategic Business Group 1 (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991–1996), and Senior Vice President at Nestec SA (1990–1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

6 Pierre Landolt
Director and member of the Audit Committee. Pierre Landolt is currently Director of Novartis AG and President of the Sandoz Family Foundation. He serves as Chairman or President of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA, Landolt Capital SA and as Vice Chairman of Parmigiani Fleurier SA. Pierre Landolt is also a Partner with unlimited liabilities of Landolt & Cie, Private Bankers. He graduated with a Bachelor of Laws from the University of Paris Assas.

Board of Directors

Name	Age	Nationality	Function	Director since	Term of office
Heinz Imhof	61	Swiss	Chairman	2000	2004
Sir David Barnes	67	British	Vice Chairman, Non-Executive Director	2000	2004
Peggy Bruzelius	54	Swedish	Non-Executive Director	2000	2006
Peter Doyle	65	British	Non-Executive Director	2000	2006
Rupert Gasser	65	Swiss	Non-Executive Director	2002	2004
Pierre Landolt	56	Swiss	Non-Executive Director	2000	2006
Michael Pragnell	57	British	Chief Executive Officer	2000	2004
Pedro Reiser	68	Swiss	Non-Executive Director	2002	2006
Martin Taylor	51	British	Non-Executive Director	2000	2005
Peter Thompson	57	American	Non-Executive Director	2000	2005
Rolf Watter	45	Swiss	Non-Executive Director	2000	2005
Felix Weber	53	Swiss	Non-Executive Director	2000	2005

3.2 Other activities and vested interests

The respective information can be found for each member of the Board of Directors in section 3.1.

The activities performed by Syngenta AG's Non-Executive Directors, apart from their duties as members of the Board, are not directly related to the Company. All Non-Executive Directors are independent.

3.3 Cross involvements

There are no cross involvements among the members of the Board of Directors and Boards of other listed companies.

3.4 Elections and terms of office

The term of office for each member of the Board of Directors shall not exceed three years. A year, within the meaning of this provision, is the interval between two Ordinary General Meetings of Shareholders. The term of office shall be determined for each member at the occasion of election. Terms of office shall be coordinated so that, in each year, approximately one third of all members of the Board of Directors shall be subject to re-election or election.

The members of the Board of Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next Ordinary General Meeting of Shareholders following such event.

7 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director (1990–1995), Chief Financial Officer (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

8 Pedro Reiser
Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP). Previously he served as Chairman of ESBATech AG (2002–2004), as Director and Advisor (1999–2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995–1999), and as President and Chief Executive Officer of Holvis AG (1990–1995). Pedro Reiser studied Law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

9 Martin Taylor
Director and member of the Audit Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999–2003) and a Director of Antigenics Inc. (1999–2003). Previously he was Chief Executive Officer of Barclays PLC (1993–1998) and of Courtaulds Textiles (1990–1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

10 Peter Thompson
Director. Peter Thompson is currently President and Chief Executive Officer of PepsiCo Beverages International. Previously he was President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995–1996), and of Walkers Snack Foods in the UK (1994–1995). Prior to 1995 he was President and Chief Executive Officer of Grand Metropolitan Foods Europe (1992–1994). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

11 Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board. He is a part-time professor at the University of Zurich and a non-executive Director of Zurich Financial Services (a subsidiary of Zurich Insurance Company), Forbo Holding AG (and its subsidiary Forbo Finanz AG), Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG, A.W. Faber-Castell (Holding) AG and Chairman of the parent company of the Cablecom Group, in addition to being a Board member of the Swiss Lawyers' Association and a member of the SWX admission board and of the Commission of Experts on Disclosure of Shareholdings. He was a non-executive Director of Centerpulse AG (2002–2003). Rolf Watter graduated from the University of Zurich with a doctorate in law and holds a LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

12 Felix Weber
Director and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently Executive Vice President of Adecco SA and a Director of the parent company of Cablecom Group. Previously he was managing director of Alusuisse South Africa (1982–1984) before joining McKinsey & Company in Zurich, where he was engagement manager and partner (1984–1997). In 1998, he became Chief Financial Officer of Adecco SA. Felix Weber graduated from the University of St. Gallen, with an MBA in Operations Research and Finance and a PhD in Marketing.

3.5 Internal organizational structure

The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the Articles of Incorporation of Syngenta AG.

3.6 Responsibilities of the Board of Directors

The Board of Directors has in particular the following non-transferable and inalienable duties:

- Ultimate direction of the business of the Company and the giving of the necessary directives;
- Determination of the organization of the Company;
- Administration of accounting, financial control and financial planning;
- Appointment and removal of the persons entrusted with the management and representation of the Company;
- Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
- Preparation of business reports and the General Meeting of Shareholders and the carrying out of the resolutions adopted by the General Meetings of Shareholders;
- Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors as well as resolutions concerning confirmation of capital increases and respective amendments to the Articles of Incorporation;
- Examination of the professional qualifications of qualified auditors;
- Notification of the court if liabilities exceed assets.

The Board of Directors takes an active role in the review and enhancement of Corporate Governance within Syngenta. In addition the Board of Directors regularly reviews its own and top management's performance and takes responsibility for succession planning.

During the financial year 2003, the full Board held five formal one-day meetings. Furthermore, Board members conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman of the Board, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convention of a meeting or the inclusion of items of business in the agenda.

Chairman of the Board

The Chairman of the Board is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board and its committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees.

The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

Board Committees

Some of the Board's responsibilities are delegated to the Chairman's Committee, the Audit Committee and the Compensation Committee. The Company's "Regulations Governing the Internal Organization" and the committee charters set out in detail the powers and responsibilities of the Board and its committees. The Board committees meet on a regular basis. They are provided with the materials necessary to fulfill their duties and responsibilities, and to provide full reports to the Board. Operative management of Syngenta is delegated to the Syngenta Executive Committee.

Chairman's Committee

The Chairman's Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board's authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman's Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders' Meeting. Members of the Chairman's Committee are Heinz Imhof (Committee Chairman), Sir David Barnes, Michael Pragnell and Felix Weber. During 2003, the Chairman's Committee met six times.

Audit Committee

The Audit Committee consists of four members who are all independent Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Martin Taylor and Rolf Watter. During 2003, the Audit Committee met four times.

Compensation Committee

The Compensation Committee consists of four members appointed by the Board: the Chairman of the Board and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Pedro Reiser (Committee Chairman), Sir David Barnes, Heinz Imhof and Felix Weber. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest. During 2003, the Compensation Committee met three times.

Name	Chairman's Committee	Audit Committee	Compensation Committee
Heinz Imhof	●*		●
Sir David Barnes	●		●
Peggy Bruzelius		●*	
Peter Doyle			
Rupert Gasser			
Pierre Landolt		●	
Michael Pragnell	●		
Pedro Reiser			●*
Martin Taylor		●	
Peter Thompson			
Rolf Watter		●	
Felix Weber	●		●

* = Committee Chairman

3.7 Information and control instruments vis-à-vis the Executive Committee

Information

The importance of being fully informed on material matters that impact Syngenta is recognized by the Board. The Board supervises management and monitors its performance through reporting and controlling processes and through the Board committees. The Board ensures that it has sufficient information to make the appropriate decisions through the following means:

- All members of the Executive Committee are regularly invited to attend Board meetings to report on areas of their responsibilities, including key data for the core businesses, financial information, existing and threatening risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board;
- The CEO reports at each Board meeting on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available for inspection by the members of the Board of Directors;
- All Board committees regularly meet with members of management and outside consultants, including the Group's external auditors;
- Regular distribution of important information to the Directors.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit. Organizationally independent of management, Internal Audit duties are assigned by the Audit Committee and it submits reports to the Chairman of the Board. Any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

In connection with the financial consolidation at year end, a letter of assurance process is in place. The letters of assurance are cascaded down in the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit. Internal Audit thereafter makes a report of the combined issues arising from internal audits and the letter of assurance process to the Audit Committee. The Audit Committee reports to the full Board.

External auditor

The auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. At the completion of the audit, the auditor presents and discusses the audit report on the financial statements with the Audit Committee, highlighting any significant internal control issues that were identified during the course of the audit. The auditor regularly participates in the Audit Committee meetings and, at least once a year, the lead partners take part in a meeting of the Board of Directors.


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4. Executive Committee

4.1 Members of the Executive Committee

1 Michael Pragnell
Chief Executive Officer, Director and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999–2000) and of Zeneca Group PLC (1997–1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975–1995), including Executive Director (1990–1995), Chief Financial Officer (1992–1994) and Chief Executive Officer of Courtaulds Coatings (1986–1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

2 John Atkin
Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999–2000), Chief Operating Officer (1999–1999) and Head of Product Portfolio Management of Novartis Crop Protection (1998) and Head of Insecticides and Patron for Asia (1997–1998). Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

3 Jeffrey Beard
Chief Operating Officer of Syngenta Seeds. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999–2000). Prior to 1998, he held various positions with Pioneer Hi-Bred International Inc. (1985–1998), including, Director of Central European Operations (1993–1998). Jeffrey Beard graduated from the US Naval Academy with a BS in analytical management, holds an MBA from the University of Wisconsin and received an MS degree in agribusiness from Iowa State University.

4 Bruce Bissell
Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997–2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992–1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

5 David Jones
Head of Business Development also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997–2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

6 David Lawrence
Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000–2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

7 Christoph Mäder
Head of Legal and Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999 -2000) and Senior Corporate Counsel of Novartis International AG (1992–1998). Christoph Mäder is a member of the Supervisory Committee of the Basel Chamber of Commerce. He graduated from Basel University, Law School, and is admitted to the Bar in Switzerland.

8 Domenico Scala
Chief Financial Officer. Previously Domenico Scala held various leading positions in Finance with Roche AG (1995–2003), most recently as Group Treasurer (2001–2003) and Head of Company Controlling (1999–2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993–1995) and Senior International Auditor with Nestlé SA (1990–1993). Domenico Scala graduated from the University of Basel with a degree in economics.

Executive Committee

Name	Age	Nationality	Function	Appointment
Michael Pragnell	57	British	Chief Executive Officer	2000
John Atkin	50	British	Chief Operating Officer – Crop Protection	2000
Jeffrey Beard	53	American	Chief Operating Officer – Seeds	2000
Bruce Bissell	57	British	Head of Global Operations and Human Resources	2000
David Jones	54	British	Head of Business Development	2000
David Lawrence	54	British	Head of Research & Technology	2002
Christoph Mäder	44	Swiss	Head of Legal & Taxes	2000
Domenico Scala	38	Swiss	Chief Financial Officer	2003

Changes since December 31, 2002
Richard Steiblin, former Chief Financial Officer, resigned from the Company at the end of May 2003. With effect from June 1, 2003, Domenico Scala was appointed Chief Financial Officer and a member of the Syngenta Executive Committee. John Elias, former Head of Human Resources, resigned from the Company at the end of September 2003. With effect from October 1, 2003, Bruce Bissell assumed responsibility for Human Resources in his role as Head of Global Operations representing Human Resources on the Executive Committee.

Chief Executive Officer
The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The Chief Executive Officer in turn ensures the Executive Committee's efficiency and effectiveness to the Chairman, the Chairman's Committee and the Board.

The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee
Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research and Technology, Global Operations and Human Resources, Business Development and Legal and Taxes.

4.2 Other activities and vested interests

The respective information can be found for each member of the Executive Committee in section 4.1.

4.3 Management contracts

Syngenta has not entered into any management contracts.

5. Compensation, Shareholdings and Loans

5.1 Content and method of the compensation and the shareholding programs

Executive compensation policy and programs
Syngenta's executive compensation principles are designed to attract, retain and motivate internationally oriented, successful executives. They aim is to provide appropriate rewards in a competitive employment market and support the development of a high performance environment.
The elements of total compensation for the Chairman, Chief Executive Officer, members of the Executive Committee and the Senior Management Group are base salary, annual cash and equity based incentive awards. Total individual compensation at target performance level relates to market median for comparable companies with the possibility of substantial higher compensation for outstanding performance. The incentive awards generally represent a significant part of total compensation. Cash and equity incentive awards are based on Company and individual performance. Equity based compensation consists of stock options for the long-term incentive award and share awards for a portion of the short-term incentive award.

Equity based compensation programs
Syngenta's equity based compensation programs encourages the participants to focus on the performance and long-term growth of the company, aligns the interests of the participants with those of Syngenta shareholders and allows participants to share in the long-term success of Syngenta.

Syngenta Long-Term Incentive Plan (stock options)
The number of options granted to a participant is based on target long-term incentive, performance and option value. The Black-Scholes model, a commonly accepted stock option valuation method, is used to determine the value of an option. The value of the awarded long-term incentive is divided by the option value to give the number of options. After a three-year blocking period, options can be exercised to purchase Syngenta shares within ten or eleven years from the date of grant.

Syngenta Deferred Share Plan
According to the rules of the plan a portion of the annual short-term incentive award will mandatorily be allocated into the Deferred Share Plan. In addition, a certain portion of the annual short-term incentive award may voluntarily be deferred into the plan. After a three-year deferral period, the deferred shares become freely tradable Syngenta shares. At the end of the deferral period, Syngenta matches on a one-for-one basis the deferred shares, doubling the total number of shares. The value of a deferred share at the time of the grant corresponds to the Syngenta share price at the time of the grant.

Syngenta Employee Share Purchase Plan

All Syngenta employees in Switzerland, including the Chairman, Chief Executive Officer and members of the Executive Committee can participate in the Syngenta Employee Share Purchase Plan. This plan entitles employees to subscribe once a year to shares at a discount rate of 50 per cent from the closing price at the grant date. The maximum subscription per employee per year is limited to a total value of CHF 5,000. The shares have a blocking period of three years.

5.2 Compensation for members of the Board of Directors and the Executive Committee

2003 Executive compensation

The aggregate amount of cash compensation (salaries and bonuses) in 2003 to the Chairman, the Chief Executive Officer and the members of Executive Committee (a total of 10 people, including John Elias, former Head of Human Resources who resigned from the Company at the end of September 2003) amounted to CHF 10,280,685. In addition, CHF 4,499,874 was set aside to meet pension obligations, including provisions to cover merger-related pension promises.

As of December 31, 2003, the Chairman, Chief Executive Officer and members of the Executive Committee held 608,128 options on shares of Syngenta AG. **(See table 1)**

Furthermore, as of December 31, 2003, the aggregate number of shares of Syngenta AG held by the Chairman, Chief Executive Officer and the members of the Executive Committee, including parties closely linked, was 36,853. Parties closely linked are (i) their spouses, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

The Syngenta Deferred Share Plan was first introduced in 2002 for voluntary deferrals of the 2002 short-term incentive awards. The total amount of the 2002 short-term incentive award voluntarily deferred in 2003 by the Chairman, Chief Executive Officer and members of the Executive Committee results in 20,763 deferred shares.

In 2003, within the scope of the Syngenta Employee Share Purchase Plan, the Chairman, Chief Executive Officer and members of the Executive Committee purchased 594 shares.

2003 Non-Executive Director compensation

Each Non-Executive Director could opt for payment in cash or a combination of cash and options. The aggregate amount of compensation in 2003 to the ten Non-Executive Directors (cash compensation and options) amounted to CHF 1,630,000. CHF 1,161,000 was paid in cash and CHF 469,000 will be paid in options. These options will be issued in 2004 in accordance with the Company's Long-Term Incentive Plan. A total of 18,670 options, which were part of the 2002 Non-Executive Director's compensation, were granted in 2003.

Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services.

As of December 31, 2003, the Non-Executive Directors held 59,632 options on shares of Syngenta AG. **(See table 2)**

Furthermore, as of December 31, 2003, the aggregate number of shares of Syngenta AG held by Non-Executive Directors, including parties closely linked, was 14,953. Parties closely linked are (i) their spouses, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Table 1

Number of options	Year of allocation	Exercise period	Exercise price
164,000	2000	10 years	CHF 76.50
13,500	2001	10 years	CHF 83.70
56,473	2002	10 years	CHF 98.00
102,806	2002	11 years	CHF 98.00
94,249	2003	10 years	CHF 59.70
177,100	2003	11 years	CHF 59.70

Table 2

Number of options	Year of allocation	Exercise period	Exercise price
25,000	2000	10 years	CHF 76.50
–	2001	10 years	CHF 83.70
3,425	2002	10 years	CHF 98.00
12,537	2002	11 years	CHF 98.00
–	2003	10 years	CHF 59.70
18,670	2003	11 years	CHF 59.70

The exercise price is equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, as determined by the Compensation Committee. All of the options vest in full and are exercisable after three years. Each option gives the holder the right to purchase one registered share of Syngenta AG.

5.3 Compensation for former members of the Board of Directors and the Executive Committee

The aggregate amount of cash compensation (salaries and bonuses) in 2003 to a former member of the Executive Committee amounted to CHF 385,000. In addition, CHF 25,850 was set aside to meet pension obligations. No compensation was made to former members of the Board of Directors.

5.4 Share allotment

This information is contained in section 5.2.

5.5 Share ownership

This information is contained in section 5.2.

5.6 Options

This information is contained in section 5.2.

5.7 Additional fees and remuneration

No material additional honorarium and remuneration were paid to any member of the Board of Directors or the Executive Committee.

5.8 Severance payments and loans

There were no loans granted to the members of the Board of Directors or Executive Committee during the year under review, and as of December 31, 2003, there were no loans outstanding. During the year under review, the aggregate amount of severance payments to a former member of the Executive Committee amounted to CHF 342,800. No severance payments were made to former members of the Board of Directors.

5.9 Highest total compensation

The highest total compensation paid to a member of the Board of Directors in the year under review consisted of CHF 2,091,031 of cash compensation (salary and bonus). In addition 66,809 options under the Syngenta Long-Term Incentive Plan (Stock Options) and 5,495 deferred shares under the Syngenta Deferred Share Plan were granted to this member of the Board of Directors. Furthermore, 66 shares were purchased by this member of the Board of Directors under the Employee Share Purchase Plan. CHF 3,187,178 was set aside to meet pension obligations, including provisions to cover merger-related pension promises.

6. Shareholders' Participation

6.1 Voting rights and representation restrictions

Voting rights
Each registered share carries one vote at the shareholders' meetings of the Company. Voting rights may be exercised only after a shareholder has been recorded in the Company's Swiss share register (Aktienbuch) as a shareholder with voting rights. Voting rights may, however, only be exercised if the holder expressly declares having acquired the shares in his own name and on his own account. In accordance with Article 659a of the Swiss Code of Obligations, the Company cannot exercise the voting rights relating to the 9.67 per cent of the shares held in treasury, as of December 31, 2003.

A shareholder may at any time request that Syngenta confirms the number of registered shares owned by the shareholder recorded in the Company's Swiss share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Representation rights
Shareholders may only be represented at a Shareholder's Meeting by their legal representative, another shareholder with the right to vote, proxies designated in agreements with or regulations relating to nominees, corporate bodies, independent proxies or by a bank or broker.

Nominees
The Articles of Incorporation provide that shareholders may register their shares in the name of a nominee approved by the Company and may exercise their voting rights by giving instructions to the nominee to vote on their behalf. However, a nominee holding more than 3 per cent of the Company's share capital may be registered as a nominee for shareholders with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming 1 per cent or more of the Company's share capital.

Syngenta is listed on the Swiss Stock Exchange and the New York Stock Exchange. In the US Syngenta shares are traded in the form of American Depositary Shares (ADS). ADSs are US securities representing Syngenta shares. A specialized nominee administers those securities' structures in the US. The nominee is registered in the Swiss share register of Syngenta. Syngenta ADS holders are entitled to give written instructions to such nominees on how to vote on their behalf. All shareholders are entitled to equal dividend. Holders of ADSs will receive dividends in proportion to the number of Syngenta shares represented; five ADSs represent one Syngenta share.

6.2 Statutory quorums

The shareholders' meeting passes resolutions and makes elections, if not otherwise required by law, with a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and per the Company's Articles of Incorporation, a resolution passed at a shareholders' meeting with a supermajority of 66⅔ per cent of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

- Changes in the Company's business purpose
- The creation of shares with privileged voting rights
- Restrictions on the transferability of registered shares and the removal of such restrictions
- An increase in the share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contributions in kind (Sacheinlage) or for the purpose of the acquisition of assets (Sachübernahme), or the granting of special privileges
- The restriction or withdrawal of pre-emptive rights of shareholders
- A relocation of the registered office
- The dissolution of Syngenta other than by liquidation

In addition, any provision in the Articles of Incorporation providing for a stricter voting requirement than the voting requirements prescribed by law or the existing articles of incorporation must be adopted in accordance with such stricter voting requirements. The Articles of Incorporation of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders' meetings than the voting requirements prescribed by law and described above.

6.3 Convocation of the general meetings of shareholders

Under Swiss law, an ordinary annual shareholders' meeting must be held within six months after the end of the Company's financial year. Shareholders' meetings may be convened by the Board of Directors or, in exceptional circumstances, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders' meeting if resolved by an ordinary shareholders' meeting or if requested by shareholders holding in the aggregate at least 10 per cent of the share capital of Syngenta.

6.4 Agenda

One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 1 million may demand that an item be included in the agenda of a general meeting of shareholders. Such a demand must be made in writing at the latest sixty days before the meeting and shall specify the items and the proposals of these shareholders.

6.5 Registration in the share register

Shareholders may request a registration in the share register at any time. There is, in particular, no deadline for registering shares before a shareholders' meeting. Registrations including the transfer of voting rights are processed for as long as possible. However, technical reasons may make a registration on the same day as the shareholders' meeting impossible.

7. Changes of Control and Defense Measures

7.1 Duty to make an offer

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33⅓ per cent of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Stock Exchange must submit a takeover bid to all remaining shareholders. The Articles of Incorporation of the Company do not include any amendment to that rule.

7.2 Clauses on changes of control

Neither the Chairman nor the Chief Executive Officer nor any other member of the Board of Directors or the Executive Committee has a service contract that provides for benefits upon termination of employment due to change of control.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

Ernst & Young was appointed as Group auditor in April 2002 and the partner in charge of the audit engagement assumed this position at that time. Whilst a multi-year fee was agreed, the appointment is for one year, renewable annually.

8.2 Auditing fees

(USD million)	2003	2002
Audit services	4	4
Audit related services	1	1
Tax services	1	1
Other services	0	1
Total	**6**	**7**

Audit services are defined as the audit work required to allow the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category also includes services that normally are provided by the Group auditor, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

Audit related services include assurance and related services provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

Tax services include all services performed by the Group auditor's tax division except those services related to the audit. It includes tax compliance, tax planning, and tax advice.

Other services includes all services received from the Group auditor except those separately defined above.

8.3 Additional fees

See figures in the table in section 8.2.

8.4 Supervisory and control instruments vis-à-vis the auditors

The Audit Committee, on behalf of the Board of Directors, is responsible for monitoring performance of the external auditors, checking their independence and coordinating their work with the internal audit in addition to monitoring implementation of findings of external and internal auditors by management. The Audit Committee therefore meets regularly with the lead partners of the external auditors as well as with Internal Audit. Furthermore the Audit Committee prepares proposals for the appointment or removal of the external auditors for submission to the full Board, which then nominates the external auditor for election by the Shareholders' Meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the independent auditor. The Audit Committee reports to the full Board of Directors about the discussions with the external auditors. At least once a year, the lead partners take part in a meeting of the Board of Directors.

9. Shareholder Information

General information

Reporting dates 2004

AGM and first quarter trading statement 2004: **April 27, 2004**

Half year results of 2004: **July 29, 2004**

Third quarter trading statement 2004: **October 22, 2004**

Announcement of 2004 full year results: **February 10, 2005**

Additional information and contacts are contained on pages 44 to 45 of the Annual Report 2003.

Information on US legislation in particular

Sarbanes-Oxley Act of 2002

Syngenta AG is listed on the New York Stock Exchange and therefore certain provisions contained in the Sarbanes-Oxley Act apply to Syngenta as a Foreign Private Issuer. Syngenta is in compliance with the Act and the corresponding rules of the US Securities and Exchange Commission applicable to the Company.

More detailed disclosures with regard to the Sarbanes-Oxley Act of 2002, as well as the Chief Executive Officer's and Chief Financial Officer's certification of the financial information, are available in the Form 20-F Annual Report which is expected to be accessible to all shareholders in the second half of March on the Internet (www.syngenta.com) in the section Financial Information.

New listing standards of the New York Stock Exchange of 2003

On November 4, 2003, the US Securities and Exchange Commission approved the New York Stock Exchange's proposed corporate governance listing standards. Furthermore, on June 30, 2003, the US Securities and Exchange Commission adopted proposals by the New York Stock Exchange to revise the listing standards to require shareholder approval of most equity compensation plans and of any material amendments to equity compensation plans. Under the new listing standards, Foreign Private Issuers like Syngenta can continue to comply with their home country practice, but are required to provide disclosure of significant differences between home country requirements and those of the New York Stock Exchange. Syngenta meets the vast majority of the New York Stock Exchange corporate governance standards. For a description of any significant ways in which Swiss corporate governance practice differs from the NYSE requirements please refer to the Section Corporate Governance on the Internet (www.syngenta.com).

ERNST & YOUNG

To the Board of Directors of
Syngenta AG, Basel

Basel, February 10, 2004

Review Report on the Corporate Governance Disclosures

You engaged us to review the corporate governance disclosures of Syngenta AG made pursuant to the Corporate Governance Directive of the SWX Swiss Exchange for the period ended December 31, 2003. These disclosures are made in a separate corporate governance report. The board of directors is responsible for the content of these disclosures. Our responsibility is to issue a report based on our review.

A review, which provides less assurance than an audit, seeks to obtain moderate assurance about whether the corporate governance disclosures are complete and free from material misstatement. A review is limited primarily to inquiries of company personnel that participated in the preparation of the disclosures, to reviews of pertinent documents, and analytical procedures related to the corporate governance disclosures. We have not performed an audit, and, accordingly, we do not express an audit opinion.

Regarding the data for Chapter 5 (compensations, shareholdings and loans) of the Corporate Governance Directive, we have also examined the information gathering processes. In addition, we have requested a representation letter from the persons concerned.

In our opinion, the corporate governance disclosures comply with the formal requirements of the Corporate Governance Directive. During our review, nothing has come to our attention that causes us to believe that the disclosures are not complete or contain material misstatements.

Ernst & Young Ltd.

Conrad Löffel
Swiss Certified Accountant

Jürg Zürcher
Swiss Certified Accountant

Art. Nr. 016664.00.040

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Syngenta AG
Communication and
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For the business year 2003, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet www.syngenta.com

All documents were originally published in English. The Annual Report 2003, the Corporate Governance Report 2003 and the Corporate Social Responsibility Report 2003 are also available in German.

Editorial completion: February 2004.

Photography: Julia Schildknecht, Alistair Berg, Didier Ruef/Pixsil.com
Design: Addison Corporate Marketing Limited
Print: St Ives Westerham Press

www.syngenta.com



syngenta

Syngenta
Financial Report 2003



syngenta

Syngenta Group Financial Report 2003

Selected Financial Data

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 of the consolidated financial statements.

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta or its predecessor. Investors should read the whole document and not rely on the summarized information.

Financial Highlights

(US$ million except where stated)	2003	2002	Year ended December 31, 2001	2000	1999
Amounts in accordance with IFRS [(1)]					
Income statement data					
Sales	6,578	6,197	6,323	4,876	4,678
Cost of goods sold	(3,293)	(3,132)	(3,199)	(2,442)	(2,367)
Gross profit	3,285	3,065	3,124	2,434	2,311
Operating expenses	(2,739)	(2,821)	(2,759)	(1,434)	(1,862)
Operating income	546	244	365	1,000	449
Income before taxes and minority interests	411	49	111	914	325
Net income/(loss)	**268**	**(27)**	**34**	**564**	**135**
Basic earnings/(loss) per share	2.64	(0.26)	0.34	7.61	1.97
Diluted earnings/(loss) per share	2.63	(0.26)	0.34	7.61	1.97
Cash dividends declared – CHF per share	0.85	0.80	-	-	-
Cash flow data					
Cash flow from operating activities	799	802	548	610	618
Cash flow from/(used for) investing activities	(237)	(260)	(122)	1,045	(283)
Cash flow from/(used for) financing activities	(634)	(607)	(868)	(968)	(350)
Capital expenditure on tangible fixed assets	(221)	(165)	(253)	(185)	(185)
Balance Sheet data					
Current assets less current liabilities	1,816	1,139	880	(213)	289
Total assets	10,965	10,526	10,709	11,815	6,593
Total non-current liabilities	(2,933)	(2,938)	(3,110)	(2,147)	(757)
Total liabilities	(5,845)	(6,096)	(6,550)	(7,504)	(4,035)
Share capital	667	667	667	667	-
Total equity	5,053	4,350	4,086	4,210	2,481
Other supplementary income data					
Net income excluding restructuring and impairment [(2)]	363	265	223	210	190
Basic earnings/(loss) per share, excluding restructuring and impairment [(2)]	3.57	2.61	2.20	2.83	2.75
Diluted earnings/(loss) per share, excluding restructuring and impairment [(2)]	3.56	2.61	2.20	2.83	2.75
Amounts in accordance with US GAAP					
Sales	6,578	6,197	6,323	4,876	4,678
Net income/(loss)	262	(165)	(247)	180	64
Total assets (unaudited)	11,411	11,020	11,338	12,826	7,944
Total non-current liabilities (unaudited)	(3,141)	(3,133)	(3,300)	(2,621)	(1,175)
Total equity	5,195	4,533	4,417	4,820	3,491
Basic and diluted earnings/(loss) per share	2.57	(1.62)	(2.44)	2.43	0.93

Notes

(1) Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 to the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered. For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date. The basis of preparation for the years 1999 and 2000 is explained further in Appendix A of this section.

(2) Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance.

Restructuring and impairment charges for 2003, 2002 and 2001 are analyzed in Note 6 to the consolidated financial statements. Restructuring and impairment for 2000 consisted of US$261 million of restructuring costs, US$68 million of merger costs and US$785 million of product divestment gains in connection with the transactions which formed Syngenta. Restructuring and impairment for 1999 consisted mainly of US$67 million costs of the "Focus" restructuring project in Novartis agribusiness. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS, is given in Appendix A at the end of this section.

FOREWORD

The following discussion includes forward-looking statements subject to risks and uncertainty. See "cautionary statement concerning forward-looking statements" at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to the Management Discussion and Analysis and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section. We present this CER information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

OVERVIEW

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to improve growers' yield and food quality. Syngenta aims to be the partner of choice for Syngenta's grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta's results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta's industry. Syngenta's results are also increasingly affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngenta's largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 39% and 34% respectively of consolidated sales in 2003 (2002: 38% and 36%, 2001: 36% and 36%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 26% of sales in 2003 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling. Sales in Swiss francs and British pounds sterling together make up around 5% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management activities such as hedging.

The consolidated financial statements are based upon Syngenta's accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

Results of operations for the years 2001 and 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions, which persisted into 2003. In the second half of 2003 there were some signs of stabilization in the crop protection market.

Sales by region were as follows:

(US$ million)	Year ended December 31, 2003	2002	2001
Europe, Africa and Middle East	2,591	2,346	2,263
NAFTA	2,247	2,260	2,291
Latin America	829	661	765
Asia Pacific	911	930	1,004
Total	**6,578**	**6,197**	**6,323**

Crop Protection

The Crop Protection market was again difficult in 2003, particularly in the first half and sales, at constant exchange rates, showed a slight decline for the full year but with a marked upturn in the second half. Very dry weather in Europe significantly reduced fungicide sales, an area where Syngenta has high market share. A result of the dry weather however was to reduce crop yields and stocks leading to increases in some crop commodity prices. Linked to this the European Commission has reduced set-aside levels in 2004. These factors have provided some encouraging signs of stabilization in the crop protection market.

Sales benefited from the reductions in channel inventories implemented in 2002 in Latin America and sales in the region were more in line with consumption in 2003, 26% higher than 2002. This growth was offset by lower sales in Asia Pacific as channel inventories in China were reduced. Range rationalization continued and reduced Crop Protection sales by 2%, particularly impacting on Europe, Africa and the Middle East and Asia Pacific.

Insecticide and professional product sales were particularly encouraging and selective herbicides sales, the largest product line in value, were up after several years of decline.

New product sales generated 3% sales growth, more than offsetting the sales impact of phase-outs and further contributing to the ongoing improvements in margin. In particular:

CALLISTO® (mesotrione), a post-emergence corn herbicide with a novel mode of action, together with LUMAX™, a combination product, grew strongly and helped reinforce Syngenta's leading position in the corn selective herbicides market in the USA;
ACANTO™ (picoxystrobin), sales were held back in the year by the adverse weather conditions in Europe and were flat in a reduced cereal fungicide market;
ACTARA® and CRUISER® (thiamethoxam) continued to develop and ACTARA® grew particularly strongly on cotton and soybean in the USA and Brazil and on rice in Japan. The seed treatment CRUISER® showed rapid growth in Brazil, the USA and Canada.

Seeds

Sales in both field crops and vegetables and flowers progressed well throughout the year, with corn in Latin America and vegetables in Europe the main drivers.

Syngenta Operating Segments

Syngenta is organized on a worldwide basis into three operating segments, Crop Protection, Seeds and Plant Science. The following tables set out sales and operating income by segment for each of the periods indicated:

	Year ended December 31,		
(US$ million)	2003	2002	2001
Sales			
Crop Protection	5,507	5,260	5,385
Seeds	1,071	937	938
Total	**6,578**	**6,197**	**6,323**
Operating Income			
Crop Protection	588	397	473
Seeds	100	20	62
Plant Science	(142)	(173)	(167)
Unallocated (merger costs)	-	-	(3)
Total	**546**	**244**	**365**

Operating income in 2003 includes US$163 million of restructuring and impairment costs, net of divestment gains substantially related to the restructuring of the combined businesses following the formation of Syngenta in November 2000. In 2002, the equivalent cost was US$396 million and in 2001 US$277 million. Delivery of the planned synergies is now largely complete with US$197 million additional annual savings in 2003 and cumulative annual savings including 2001 and 2002 of US$559 million. Further details are provided in Notes 6 and 22 of the consolidated financial statements.

Excluding restructuring and impairment costs, operating income increased 11% to US$709 million (2002: US$640 million, 2001: US$642 million). Although sales were increased by 7% due to currency movements, the weighting of costs in Swiss francs, British pounds sterling and the euro, together with Syngenta's hedging program, meant that the weakness in the US dollar in 2003 had only a minor impact on operating profit in 2003. Improved margins from range modernization and delivery of the synergy cost savings in Crop Protection, together with growth in Seeds, more than offset the lower sales volumes in Crop Protection and the higher pension costs referred to below.

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs).

2003 COMPARED TO 2002

Sales commentary

Total Syngenta consolidated sales for 2003 were US$6,578 million, compared to US$6,197 million in 2002, growth of 6% in US dollars and a reduction of 1% at constant exchange rates. The analysis by business is as follows:

	Full Year		Growth	
(US$ million, except growth %)	2003	2002	Actual %	CER %
Crop Protection	5,507	5,260	+ 5	- 2
Seeds	1,071	937	+ 14	+ 5
Total	**6,578**	**6,197**	**+ 6**	**- 1**

Crop Protection Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta's reporting currency. At actual exchange rates, sales generally were stronger due to the weakness of the US dollar.

Commentary on product performance

	Full Year		Growth	
Product line	2003 US$ million	2002 US$ million	Actual %	CER %
Selective herbicides	1,717	1,606	+ 7	+ 1
Non-selective herbicides	616	650	- 5	- 10
Fungicides	1,438	1,398	+ 3	- 6
Insecticides	960	855	+ 12	+ 7
Professional products	642	585	+ 9	+ 4
Others	134	166	- 19	- 29
Total	**5,507**	**5,260**	**+ 5**	**- 2**

Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and capable of controlling weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact.

Fungicides are products that prevent and cure fungal plant diseases that can drastically affect crop yield and quality.

Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture such as seed treatment, public health, and turf and ornamentals.

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE® MAX, TOPIK®
Selective herbicides were up with sales of the CALLISTO® range in corn more than doubling to US$218 million, augmented by the successful US launch of a new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL®/BICEP® MAGNUM were strong in the second half, notably in the USA and went some way towards offsetting the lower first half. In cereals, sales of the grass herbicide TOPIK® increased in NAFTA and Asia Pacific where wheat markets were buoyant. FUSILADE® sales for soybeans in Brazil advanced and new formulations were successfully rolled out in central and eastern Europe. Range rationalization reduced sales by 1%.

Non-selective Herbicides: *major brands* GRAMOXONE®, TOUCHDOWN®
Sales of GRAMOXONE® were impacted by a de-stocking program in China, which more than offset growth in Brazil and Australasia. TOUCHDOWN® IQ® sales were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides: *major brands* ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it was used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the USA outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in western Europe. Range rationalization reduced sales by 2%.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Sales of insecticides showed robust growth despite a marked impact from range rationalization, which reduced sales by 3%. ACTARA® continued its strong growth, particularly on cotton and soybean in the USA and Brazil and on rice in Japan and achieved sales of US$127 million. Sales of FORCE® were buoyant associated with an increase in corn rootworm pressure in the USA. Growth in KARATE® was broad based. PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia, where the cotton market recovered after a drought in 2002. VERTIMEC® benefited from high pest pressure and gained market share, notably in the USA and Italy.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Professional products grew strongly despite being reduced by 3% due to range rationalization. Seed treatment continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50%. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the USA. First US sales of IMPASSE™, the innovative termite barrier, were made.

Commentary on regional performance

	Full Year		Growth	
Regional	2003 US$ million	2002 US$ million	Actual %	CER %
Europe, Africa and Middle East	2,053	1,919	+ 7	- 8
NAFTA	1,853	1,864	- 1	- 1
Latin America	750	596	+ 26	+ 26
Asia Pacific	851	881	- 3	- 10
Total	**5,507**	**5,260**	**+ 5**	**- 2**

Sales in **Europe, Africa and the Middle East** were particularly affected by range rationalization which reduced sales by 3%. In addition, extremely dry weather conditions in western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by prudent channel inventory management in France. The strength of the euro boosted reported sales at actual exchange rates.

In **NAFTA**, sales were down slightly in the USA owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with growth in the CALLISTO® range. Other product lines also performed well, notably seed treatment and insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada and Mexico.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on buoyant conditions and its broad product offer and marketing strength, together with selling in line with consumption after reducing channel inventories in 2002. Higher commodity prices, more competitive currencies and strong exports increased grower confidence and led to expanded corn and soybean acreage.

In **Asia Pacific,** sales were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization, which reduced sales by 4%. Japan was heavily affected by range rationalization; excluding this, sales showed growth in a declining Japanese market. In Australia sales improved following an easing of drought conditions. The strength of the Australian dollar and Japanese yen increased reported sales.

Seeds Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta's reporting currency. At actual exchange rates, sales generally were stronger due to the weakness of the US dollar.

Commentary on product performance

	Full Year		Growth	
Product line	2003 US$ million	2002 US$ million	Actual %	CER %
Field Crops	570	503	+ 13	+ 4
Vegetables and Flowers	501	434	+ 16	+ 5
Total	**1,071**	**937**	**+ 14**	**+ 5**

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
NK® corn sales performed strongly, driven by Latin America, but were lower in the fourth quarter due to delaying sales to the channel in the USA and Canada to align more closely with grower consumption. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of genetically modified products accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Vegetables grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the USA, New Produce Network™ sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe, reflecting strength in the fast-growing young plant segment and improved customer relationship management.

Commentary on regional performance

	Full Year		Growth	
Regional	2003 US$ million	2002 US$ million	Actual %	CER %
Europe, Africa and Middle East	538	427	+ 26	+ 6
NAFTA	394	396	- 1	- 1
Latin America	79	65	+ 22	+ 22
Asia Pacific	60	49	+ 22	+ 14
Total	**1,071**	**937**	**+ 14**	**+ 5**

Sales in **Europe, Africa and the Middle East** grew strongly in oilseeds, vegetables and flowers. The main impetus came from eastern Europe, in particular sunflower and oilseed rape. Varieties of high value fresh vegetables continued their steady expansion in both Mediterranean and northern European markets. Reported sales were significantly increased by the weakness of the US dollar relative to the euro.

NAFTA sales decreased slightly owing to the closer alignment of corn sales to the planting season. Soybean sales showed strong growth in the USA.

Sales in **Latin America** benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In **Asia Pacific,** growth in sales of corn in India and the Philippines contributed to an improved performance.

Operating Income

Operating income increased by 124% to US$546 million, reflecting the reduced restructuring and impairment costs in 2003. Excluding restructuring and impairment costs, operating income increased 11% (12% CER) to US$709 million.

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and Impairment			
(US$ million, except growth %)	2003	2002	2003	2002	2003	2002	% Growth Actual	% Growth CER
Sales	5,507	5,260	-	-	5,507	5,260	+ 5	- 2
Cost of goods sold	(2,783)	(2,681)	-	-	(2,783)	(2,681)	- 4	+ 5
Gross profit	**2,724**	**2,579**	-	-	**2,724**	**2,579**	**+ 6**	**+ 1**
as a percentage of sales	*49%*	*49%*			*49%*	*49%*		
Marketing and distribution	(927)	(909)	-	-	(927)	(909)	- 2	+ 5
Research and development	(454)	(425)	-	-	(454)	(425)	- 7	+ 3
General and administrative	(563)	(500)	-	-	(563)	(500)	- 13	- 4
Restructuring and impairment	(192)	(348)	(192)	(348)	-	-		
Operating income	**588**	**397**	**(192)**	**(348)**	**780**	**745**	**+ 5**	**+ 7**
as a percentage of sales	*11%*	*8%*			*14%*	*14%*		

With stable sales prices, improving mix from range modernization and further delivery of synergies in the supply chain, gross profit margins were 1% higher than last year at constant exchange rates and maintained at last year's level after the effects of the weaker US dollar.

The weakness of the US dollar increased reported costs at actual exchange rates. At constant exchange rates, marketing and distribution costs were 5% lower than 2002, largely from completion of the merger synergies . Research and development costs were 3% lower, benefiting from the delivery of the synergy programs across the R&D sites. Lower profits on tangible asset disposals in 2003, and a final royalty receipt from Pfizer Inc. of US$20 million being included in 2002, led to a 4% increase in general and administrative expenses in 2003.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$39 million (2002: US$43 million), the net effect of the weakening US dollar was to reduce operating income excluding restructuring and impairment by 2%.

Restructuring and impairment is defined in Note 6 to the consolidated financial statements. In 2003 and 2002 these costs are largely associated with the continued implementation of the merger synergy programs. Restructuring and impairment is discussed in more detail later in this section.

Seeds Operating Income

(US$ million, except growth %)	Total 2003	Total 2002	Restructuring and impairment 2003	Restructuring and impairment 2002	Before Restructuring and impairment 2003	Before Restructuring and impairment 2002	% Growth Actual	% Growth CER
Sales	1,071	937	-	-	1,071	937	+ 14	+ 5
Cost of goods sold	(510)	(451)	-	-	(510)	(451)	- 13	- 6
Gross profit	**561**	**486**	-	-	**561**	**486**	**+ 15**	**+ 4**
as a percentage of sales	*52%*	*52%*			*52%*	*52%*		
Marketing and distribution	(275)	(237)	-	-	(275)	(237)	- 16	- 7
Research and development	(127)	(119)	-	-	(127)	(119)	- 7	+ 5
General and administrative	(59)	(62)	-	-	(59)	(62)	+ 5	+ 13
Restructuring and impairment	-	(48)	-	(48)	-	-		
Operating income	**100**	**20**	-	**(48)**	**100**	**68**	**+ 47**	**+ 24**
as a percentage of sales	*9%*	*2%*			*9%*	*7%*		

Sales were 5% higher at constant exchange rates and gross margins were maintained. The higher sales were achieved with some additional investment in marketing costs, but this was partly offset by lower general and administrative expenses following the consolidation of non-customer facing back-office activities across the different Seeds crops in NAFTA implemented last year.

Weakness in the US dollar contributed an additional US$20 million to Seeds operating income in 2003 relative to 2002.

Plant Science Operating Income

(US$ million, except growth %)	Total 2003	Total 2002	Restructuring and impairment 2003	Restructuring and impairment 2002	Before Restructuring and impairment 2003	Before Restructuring and impairment 2002	% Growth Actual	% Growth CER
Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-	-
as a percentage of sales	-	-			-	-		
Marketing and distribution	(2)	-	-	-	(2)	-	-	-
Research and development	(146)	(153)	-	-	(146)	(153)	+ 5	+ 8
General and administrative	(23)	(20)	-	-	(23)	(20)	- 15	- 20
Restructuring and impairment	29	-	29	-	-	-		
Operating income/(loss)	**(142)**	**(173)**	**29**	-	**(171)**	**(173)**	**+ 1**	**+ 5**
as a percentage of sales	-	-			-	-		

Research and development spending was lower than 2002, benefiting from the focusing of research spend on core sites and closure of the Torrey Mesa Research Institute announced last year, offset by higher development spend as projects move closer to the market. QUANTUM™ microbial phytase received its first registration in Mexico at the end of 2003 and is on track to achieve US registration in 2004. This will represent the first revenues for the Plant Science division formed in 2001 to spearhead Syngenta's biotechnology research. Accordingly 2003 included first marketing spend to establish capabilities prior to launch.

The restructuring and impairment net gain represents the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation ("Diversa"), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute.

Defined Benefit Pensions

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs). Despite a decrease in the active membership of pension plans as a result of restructuring, the costs excluding restructuring have increased due to the impact of stock market falls in 2001 and 2002 and a reduction in the long term expectations of future investment yields. During 2003, actual investment returns exceeded the long term assumed rate of return. However, real discount rates further reduced, increasing the valuation of pension liabilities. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit pension obligation) improved by around 4% at the end of 2003 compared to 2002. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements. Excluding restructuring costs, defined benefit pension expense in 2004 is expected to be broadly similar to that in 2003.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2003		2002	
For the year to 31 December	**US$ million**	**US$ million**	**US$ million**	**US$ million**
Merger integration costs		(21)		(28)
Restructuring costs				
Write-off or impairment				
- property, plant and equipment	(44)		(102)	
- intangible assets	-		(32)	
Non-cash pension restructuring charges	9		(14)	
Cash costs	(163)		(220)	
Total		(198)		(368)
Gains from product disposals		17		-
Gain on sale of technology and intellectual property license		39		-
Total restructuring and impairment charge		**(163)**		**(396)**

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Gains on minor product divestments associated with range rationalization have been reported within this category.

In 2003 Syngenta signed a research agreement with Diversa, under which Diversa acquired an exclusive, royalty-free, perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California. The gain on sale and costs relating to the closure are included in restructuring and impairment charges.

Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of around a net US$1 billion. By the end of 2003, cumulative annual cost savings of US$559 million have been delivered at a net cash cost of around US$821 million. Additional annual savings in 2003 totaled US$197 million, with US$94 million from costs of goods, US$55 million from selling, general and administrative expenses and US$48 million from research and development. Since the merger, the total number of employees has been reduced by some 3,600. Completion of the program is expected ahead of schedule in 2004.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

Financial Expense, net

Financial expense, net was 29% lower than 2002 at US$134 million (2002: US$188 million). Cash flow generation was again strong and a net US$569 million was applied to reduce debt. Lower US dollar interest rates, further centralization of debt and optimized financing arrangements in Latin America also enabled a reduction in the effective interest rate.

Taxes

The tax rate on profits excluding restructuring and impairment was 36%[1] in 2003 (2002: 39%[1]) as benefits of projects to improve the tax efficiency of Syngenta's operations were realized. The estimated credit on restructuring and impairment was 42%[1] (2002: 26%[1]) partly because the net charge included disposal gains on which lower tax rates are applied, and partly due to the inclusion in 2002 of intangible asset impairments against which tax relief is not always available.

The overall effective tax rate was 34%, substantially lower than the 141% in 2002. As well as the lower rates described above, the total rate benefited from a significantly lower weighting of restructuring and impairment costs in 2003.

Net Income and Other Supplementary Income Data

Net income in 2003 was US$268 million, compared to a net loss of US$27 million in 2002, with lower restructuring and impairment costs and higher net income before restructuring and impairment.

Net income excluding restructuring and impairment was US$98 million higher than 2002 at US$363[1] million (2002: US$265[1] million). Operating income excluding restructuring and impairment was US$69[1] million higher and financial expense, net was US$54 million lower, so income before taxes and minority interests was 29% above last year and, combined with the lower effective tax rate, net income increased by 37% before inclusion of restructuring and impairment.

Restructuring and impairment costs after tax[1], including gains on the minor business disposals and on the sale of intellectual property to Diversa, were US$197 million lower than last year.

[1] This measure is defined/reconciled to GAAP measures in Appendix A of this section.

2002 COMPARED TO 2001

Sales commentary

Total Syngenta consolidated sales for 2002 were US$6,197million, compared to US$6,323 million for 2001. The following table analyzes the decrease in sales of 2%, 3% at constant exchange rates (CER);

	Full Year		Growth	
(US$ million)	2002	2001	Actual %	CER %
Crop Protection	5,260	5,385	- 2	- 3
Seeds	937	938	-	-
Total	**6,197**	**6,323**	**- 2**	**- 3**

Crop Protection Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta's reporting currency. At actual exchange rates, the drop in reported sales generally was reduced due to the weakness of the US dollar.

Commentary on product performance

	Full Year		Growth [1]	
Product line	2002 US$ million	2001 US$ million	Actual %	CER %
Selective herbicides	1,606	1,722	- 6	- 7
Non-selective herbicides	650	687	- 2	- 3
Fungicides	1,398	1,392	-	- 1
Insecticides	855	944	- 7	- 7
Professional products	585	522	+ 6	+ 5
Others	166	118	+ 19	+ 13
Total	**5,260**	**5,385**	**- 2**	**- 3**

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK®
Total sales declined for three main reasons: price pressure, largely in the USA, accounted for US$47 million; range rationalization of US$32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO® reached US$103 million following a strong first full-season of marketing; this more than offset the decline in DUAL® MAGNUM / BICEP® MAGNUM due to the competitive US market. In soybeans, sales of FLEX® and FUSILADE® were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK® declined in France, and in Canada and Australia due to drought.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Continued strong growth of TOUCHDOWN® IQ™ in the USA was offset by lower sales in Brazil. New marketing programs for GRAMOXONE® in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE® after the USA.

[1] Product line variances take into account minor reclassifications made in 2002.

Fungicides: major brands ACANTO™, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO™, resulted in sales of US$40 million. This more than offset reduced sales of AMISTAR®, the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the USA, Japan and Brazil. Sales growth of SCORE®, in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL GOLD®, BRAVO® and TILT®. Underlying sales growth in fungicides was impacted by the phase-out of older products (US$28 million).

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
ACTARA® achieved sales of US$87 million, with broad-based growth and a particularly strong performance in the USA. Sales of KARATE® benefited from strong growth in KARATE® with ZEON® technology in Germany. Reduced cotton plantings in Australia and the USA combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs (US$35 million).

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Seed treatment sales sustained very strong growth with sales of CRUISER® more than doubling to US$54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM® continued in the USA and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs (US$29 million). Public Health sales were down due to reduced tenders for ICON®.

Commentary on regional performance

	Full Year		Growth	
Regional	2002 US$ million	2001 US$ million	Actual %	CER %
Europe, Africa and Middle East	1,919	1,870	+ 3	-
NAFTA	1,864	1,887	- 1	- 1
Latin America	596	677	- 12	- 12
Asia Pacific	881	951	- 7	- 7
Total	**5,260**	**5,385**	**- 2**	**- 3**

Sales in Europe, Africa and the Middle East were unchanged. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy phase-out program which all adversely affected sales.

In NAFTA, sales continued to grow in Canada and Mexico. In the USA strong new product growth was offset by the adverse effects of channel de-stocking, lower prices from a competitive herbicide market and product phase-outs.

In Latin America, Syngenta continued to apply a tight credit policy in the face of economic uncertainty and exchange rate volatility in Brazil and worked to reduce channel stocks to bring sales more in line with farmer usage. This resulted in a deliberate sales volume reduction compounded by lower US dollar equivalent prices from the weaker Brazilian real. Sales on secure terms in Argentina showed good recovery from 2001 levels.

Sales in Asia Pacific were reduced by channel de-stocking in Japan, where there has been some consolidation within the multi-layered channel, and the impact of severe drought in Australia. Product phase-outs reduced sales by US$17 million.

Seeds Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta's reporting currency. The overall impact of exchange rate movements on reported sales was broadly neutral.

Commentary on product performance

	Full Year		Growth	
Product line	2002 US$ million	2001 US$ million	Actual %	CER %
Field Crops	503	530	- 5	- 4
Vegetables and Flowers	434	408	+ 6	+ 5
Total	**937**	**938**	-	-

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
Sales of NK® corn declined as growth in Europe was more than offset by increased penetration of herbicide-tolerant corn in the USA and significantly lower sales in real in Brazil. Oilseeds sales increased slightly with a strong performance in sunflowers in Eastern Europe and growth in Latin America more than offsetting reduced soybean sales in the USA. With new germplasm, HILLESHÖG® sugar beet performed well in a declining European market. Sales of genetically modified product were stable and accounted for 17% of total Seeds sales.

Vegetables and Flowers: *major brands* S&G® vegetables, ROGERS® vegetables, S&G® flowers
S&G® vegetables sales continued to grow with particularly strong results from peppers, tomatoes and melons in Europe though partly offset by some decline in South Korea.

Sales of S&G® flowers increased in both Europe and the USA, primarily in Europe where the full commercialization of the proprietary X-tray™ System for young plants provided strong growth.

Commentary on regional performance

	Full Year		Growth	
Regional	2002 US$ million	2001 US$ million	Actual %	CER %
Europe, Africa and Middle East	427	393	+ 8	+ 8
NAFTA	396	404	- 2	- 2
Latin America	65	88	- 26	- 26
Asia Pacific	49	53	- 8	- 8
Total	**937**	**938**	-	-

Sales in Europe, Africa and the Middle East grew across all major crops, but with particularly strong achievements in vegetables, flowers, corn and sunflowers.

In NAFTA, declines in corn and soybean sales more than offset growth in vegetables and flowers.

The significant sales decline in Latin America reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the risk reduction strategy.

Growth in Asia Pacific field crop sales, particularly in India, was more than offset by a decline in vegetables sales in South Korea and Japan.

Operating Income

Operating income fell by 33% to US$244 million, reflecting the increased restructuring and impairment costs in 2002. Excluding restructuring and impairment costs, operating income was flat compared to 2001 at US$640 million (5% increase CER).

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

Crop Protection Operating Income

	Total		Restructuring and Impairment		Before Restructuring and Impairment			
(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% Growth Actual	% Growth CER
Sales	5,260	5,385	-	-	5,260	5,385	- 2	- 3
Cost of goods sold	(2,681)	(2,740)	-	-	(2,681)	(2,740)	+ 2	+ 6
Gross profit	**2,579**	**2,645**	-	-	**2,579**	**2,645**	**- 2**	**- 2**
as a percentage of sales	*49%*	*49%*			*49%*	*49%*		
Marketing and distribution	(909)	(948)	-	-	(909)	(948)	+ 4	+ 6
Research and development	(425)	(458)	-	-	(425)	(458)	+ 7	+ 10
General and administrative	(500)	(501)	-	-	(500)	(501)	-	- 6
Restructuring and impairment	(348)	(265)	(348)	(265)	-	-		
Operating income	**397**	**473**	**(348)**	**(265)**	**745**	**738**	**+ 1**	**+ 4**
as a percentage of sales	*8%*	*9%*			*14%*	*14%*		

As a percentage of sales, gross profit remained stable in 2002 despite the adverse effects from the strengthening of the Swiss franc and British pound sterling against the US dollar and lower US dollar equivalent prices in Brazil. At constant exchange rates gross profit would have been 0.6% higher than 2001, largely from synergy cost savings. Operating income reduced by US$76 million due to higher restructuring and impairment costs, but before restructuring and impairment increased by 1% in 2002 to US$745 million as cost savings more than offset the impact of lower sales, and at constant exchange rates was 4% higher.

The restructuring and impairment costs in 2002 are associated with the continued implementation of the synergy programs, and in 2001 represent merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. In 2001, mandated product divestment gains were US$75 million. The restructuring programs and related costs are discussed in more detail later in this section.

Compared to 2001, marketing and distribution costs reduced by 6% at constant exchange rates, and research and development costs reduced by 10%, both primarily due to the savings associated with synergy programs. General and administrative costs increased by 6% at constant exchange rates, largely due to the cost of projects initiated in 2002 to enhance business processes and systems; this was offset by the inclusion of exchange hedging gains of US$43 million, which are excluded from the CER variance.

Crop Protection operating income for 2002 benefited from US$23 million of gains (2001: loss US$9 million) on disposals of fixed assets. Also, a final royalty payment of US$20 million under a license agreement with Pfizer Inc., which has now expired, was received during 2002, and is shown in General and administrative expenses. Income from this license in 2001 was US$25 million.

Seeds Operating Income

(US$ million, except growth %)	Total 2002	Total 2001	Restructuring and impairment 2002	Restructuring and impairment 2001	Before Restructuring and impairment 2002	Before Restructuring and impairment 2001	% Growth Actual	% Growth CER
Sales	937	938	-	-	937	938	-	-
Cost of goods sold	(451)	(459)	-	-	(451)	(459)	+ 2	+ 2
Gross profit	**486**	**479**	-	-	**486**	**479**	**+ 1**	**+ 2**
as a percentage of sales	*52%*	*51%*			*52%*	*51%*		
Marketing and distribution	(237)	(230)	-	-	(237)	(230)	- 3	- 1
Research and development	(119)	(112)	-	-	(119)	(112)	- 6	- 4
General and administrative	(62)	(66)	-	-	(62)	(66)	+ 6	+ 8
Restructuring and impairment	(48)	(9)	(48)	(9)	-	-		
Operating income	**20**	**62**	**(48)**	**(9)**	**68**	**71**	**- 4**	**+ 10**
as a percentage of sales	*2%*	*7%*			*7%*	*8%*		

Gross profit as a percentage of sales increased by almost 1% over 2001 due to strong growth in the high-margin Vegetables and Flowers businesses in Europe and continued cost containment initiatives in supply chain management. Excluding restructuring and impairment and the effects of exchange rates, costs below gross profit were flat overall and the gross profit improvement generated 10% higher operating income before restructuring and impairment. Including restructuring and impairment operating income was US$42 million lower than 2001.

Marketing and distribution expenses increased by 1% to US$237 million.

Research and development expenses increased 4% for the year, partly with increasing costs to register genetically modified products and as the business took over full control of the Orynova operation in Japan. The Orynova operations will be restructured in 2003.

General and administrative expenses decreased in all regions, with the consolidation of non-customer facing back-office activities across the different Seeds crops contributing to the 8% reduction.

Restructuring and impairment in 2002 are cash restructuring costs related to Orynova and the South Korean business and the impairment of tangible and intangible assets, relating to South Korea and other smaller Seeds acquisitions. Cash restructuring costs in the above total US$6 million.

Plant Science Operating Income

(US$ million, except growth %)	Total 2002	Total 2001	Restructuring and impairment 2002	Restructuring and impairment 2001	Before Restructuring and impairment 2002	Before Restructuring and impairment 2001	% Growth Actual	% Growth CER
Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-	-
as a percentage of sales	-	-			-	-		
Marketing and distribution	-	-	-	-	-	-	-	-
Research and development	(153)	(153)	-	-	(153)	(153)	-	+ 3
General and administrative	(20)	(14)	-	-	(20)	(14)	- 43	- 30
Restructuring and impairment	-	-	-	-	-	-		
Operating income	**(173)**	**(167)**	-	-	**(173)**	**(167)**	**- 4**	-
as a percentage of sales	-	-			-	-		

Operating losses showed little change compared to 2001 as the synergy benefit in lower research costs was offset by higher spend in readying the business for commercialization.

Restructuring and Impairment

Following the formation of Syngenta on November 13, 2000, Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in one-time cash charges of some US$1,000 million, and annual cost savings of around US$625 million by the end of 2004. By the end of 2002, annual cost savings totaled US$362 million and cash costs totaled US$725 million.

Cost of goods sold realized savings of US$60 million in 2002 due to the restructuring of global manufacturing and supply. Further closures of manufacturing sites and technology centers were initiated during 2002, and activities at remaining sites are being realigned for cost base optimization.

Selling, general and administration expenses realized savings of US$91 million due to additional synergy delivery and the full year effects of the integration of sales forces and administrative functions carried out in 2001.

Cost reduction in research and development reflects the continuing intersite rationalization and focusing of research activity.

In addition to the above programmes, Syngenta has initiated plans to restructure certain parts of the Seeds business, acquired before the formation of Syngenta, where performance has not been in line with expectations. In particular, restructuring plans are in place for the South Korean Seeds business and the European cereals business. The cost of the rationalization, including impairment of tangible and intangible fixed assets acquired of US$40 million, totals US$48 million.

Total restructuring charges in 2002 comprised US$248 million of integration, synergy and restructuring costs, US$134 million of fixed asset impairments, and US$14 million of non-cash accounting write-offs incurred in relation to defined benefit pension plans as a direct result of restructuring initiatives. The net charge was US$396 million.

Financial Expense, net

Financial expense, net was 24% lower than 2001. Strongly positive operating cash flows reduced debt and group financing arrangements were enhanced by centralization of debt and reduction of cash balances leading to improved management of interest rates, increased control over credit and relationships as well as an increase in the sourcing of cost effective financing.

Taxes

The tax rate on ongoing operations was 39%[(1)] in 2002 (2001: 42%[(1)]). The estimated credit on restructuring and impairment was 26%[(1)] as tax relief is not available for all restructuring costs, in particular the impairment of goodwill. The total effective tax rate was 141%, higher than the 68% recorded in 2001 mainly due to the higher level of restructuring charges in 2002.

During 2002, Syngenta reviewed the realizability of the net deferred tax asset related to its Brazilian Crop Protection operations to take into account the effect of the depreciation in value of the Brazilian real. As a result, the valuation allowance against this deferred tax asset was increased by US$27 million. The effect of this charge on Syngenta's effective tax rate on ongoing operations for 2002 was offset by the tax benefits associated with projects to improve the efficiency for tax purposes of the way Syngenta conducts its operations.

(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Net Income and other supplementary income data

The acceleration in restructuring charges, particularly as the integration of production and research activities gathered pace, meant that a net loss of US$27 million was recorded after restructuring and impairment, compared to a net profit of US$34 million in 2001. Excluding restructuring and impairment of US$396 million as defined in Note 2 to the Financial Highlights, net income was 19% higher than the comparable figure before restructuring and impairment for 2001. This increase is primarily due to much reduced financing costs and the lower tax rate. Operating income before restructuring and impairment was stable compared to 2001, but 5% higher at constant exchange rates.

OTHER INFORMATION

Foreign operations and foreign currency transactions

Syngenta's subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

The Argentine peso is the functional currency of Syngenta's subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in US dollars into Argentine pesos. This affected Syngenta's currency exposure profile. In response to this, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

The Brazilian real is the functional currency of Syngenta's subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the US dollar whereas during 2003, it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any further devaluation remains uncertain. Syngenta is not able to estimate the effect of any further devaluation of the Brazilian real on operating income in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Syngenta's principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds, commercial paper and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2003, 2002 and 2001 of US$206 million, US$232 million and US$288 million respectively. At December 31, 2003, 2002 and 2001, Syngenta had current financial debts of US$749 million, US$1,207 million and US$1,420 million respectively, and non-current financial debts of US$1,017 million, US$925 million and US$1,116 million, respectively.

Capital Markets and Credit Facilities

Funds for Syngenta's working capital needs were available during the year from a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") that matures in 2005. As of December 31, 2003 Syngenta had no borrowings under the Credit Facility. On June 20, 2003 Syngenta signed a US$2 billion Euro Medium Term Note (EMTN) program to enhance flexibility in managing the group's debt structure. There were no issues of Notes from the program in 2003. The company's policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and commercial paper program. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European inter-bank markets, and Syngenta's credit rating.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities. The Floating Rate Notes matured in July 2003. On December 15, 2000, Syngenta entered into a US$2,500 million Global Commercial Paper program. As at December 31, 2003, Syngenta has a total of US$518 million of Commercial Paper in issue comprising both Euro Commercial Paper and US$ Commercial Paper.

Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non-current financial debts contain only general and financial default covenants, with which Syngenta is in compliance.

Commitments for capital expenditure at December 31, 2003 are US$30 million.

Financial Results

The following table sets out certain information about the cash flow for each of the periods indicated:

	Year ended December 31,		
(US$ million)	2003	2002	2001
Cash flow from operating activities	799	802	548
Cash flow from/(used for) investing activities	(237)	(260)	(122)
Cash flow from/(used for) financing activities	(634)	(607)	(868)

Cash Flow from Operating Activities

2003 compared to 2002

With higher operating income and lower net financial expense and tax payments in 2003, and without the additional voluntary pension contributions made in 2002, 2003 cash flow from operating activities was at similar levels to that of 2002, despite a slowing in working capital reduction from the rapid rate achieved in 2002.

In order to improve the tax efficiency of expense related to US post retirement healthcare plans, Syngenta funded US$50 million in 2003 into a legally separate medical Trust for the benefit of its employees. The healthcare plans had previously been unfunded. Any contributions made in future years are expected to be significantly smaller in amount. There are no statutory funding requirements and all contributions to the Trust are discretionary.

2002 compared to 2001

In 2002, cash flow from operating activities totalled US$802 million, an increase of US$254 million compared to 2001. This increase reflects improved working capital ratios and is after US$135 million of voluntary additional pension contributions, which were made to improve the funded status of defined benefit pension funds which have been adversely affected by falling equity prices.

Cash Flow from/(used for) Investing Activities

2003 compared to 2002

Cash flow used for investing activities decreased from US$260 million in 2002 to US$237 million in 2003. The cash outflow is derived from US$221 million of capital expenditures and investments of US$87 million, net of proceeds from disposals of US$71 million.

Syngenta continues to make investments in the form of new and improved property, plant and equipment. Capital expenditures for the years ended December 31, 2003, 2002 and 2001 were US$221 million, US$165 million and US$253 million respectively. Due to the site and asset rationalization program following the merger, capital expenditures have been less than depreciation through the period.

Other significant 2003 investment expenditures include US$29 million for the partial buyout of the minority interest in India and US$32 million paid in advance on a purchasing contract for a key intermediate in the manufacture of ACANTO®.

Cash proceeds from asset disposals totaled US$71 million in 2003. Proceeds from business divestments of US$14 million derived mainly from the sale of the herbicide EPTC. The remaining proceeds are attributable to sales of tangible fixed assets of US$36 million, which includes US$13 million from the sale of the Fernhurst site in the UK, and sales of intangible and financial fixed assets of US$21 million.

2002 compared to 2001

In 2002, cash flow used for investing activities increased by US$138 million from 2001, totalling US$260 million. The cash outflow is derived from US$165 million of capital expenditures and investments of US$166 million, net of proceeds from disposals of US$71 million.

Expenditure on new and improved property, plant and equipment decreased from US$253 million in 2001 to US$165 million in 2002.

In 2001 an investment was made to obtain worldwide, exclusive product rights to the insecticide, *thiamethoxam*, and the payment of US$120 million was made in 2002. Other investment expenditures related mainly to software licences.

Business divestment proceeds in 2002 decreased to US$11 million, derived mainly from the sale of the selective herbicide, *racer*, compared to divestment proceeds of US$195 million in 2001. Other proceeds are from the sale of fixed assets.

Cash Flow from/(used for) Financing Activities

2003 compared to 2002

In 2003, cash flow used for financing activities increased to US$634 million from US$607 million in 2002. Dividends paid in 2003 of US$69 million increased from US$54 million in 2002. The net change in cash and cash equivalents was an outflow of US$26 million compared to US$56 million in 2002. Cash flow from operating activities was primarily used to repay financial debt.

2002 compared to 2001

In 2002, cash flow used for financing activities included dividends paid of US$54 million and decreased by US$261 million to US$607 million. The net change in cash and cash equivalents was an outflow of US$56 million compared to US$468 million in 2001. Cash flow from operating activities was primarily used to repay financial debt.

Research and development

Syngenta has major research centers in Basel, Switzerland; Jealotts Hill, England; and Syngenta Biotechnology, Inc., North Carolina, USA.

There are two principal elements to Syngenta research. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology programs: Genomics; Discovery; Crop Protection Research; Crop Genetics Research; and Health Assessment and Environmental Safety. These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

Syngenta development scientists work to establish the biological potential of lead research compounds, obtain product registrations and bring plant varieties to the market that meet the needs of farmers, as well as their customers in the food supply chain.

Development involves extensive field tests as part of the health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations.

In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs.

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites. Following the completion of the research agreement with Diversa Corporation announced in December 2002, Syngenta closed the Torrey Mesa Research Institute in La Jolla, California. Each site now has a unique role and defined scientific expertise and resource. Implementation of this simplified structure gives an increased focus on research output.

Activities are now focused in key sites in Switzerland, the UK and the USA:

- Basel and Stein (Switzerland): Crop protection research
- Jealott's Hill and Central Toxicology Laboratory (UK): Discovery and bio-performance research; regulatory studies and toxicology
- Syngenta Biotechnology Inc. (USA): Crop genetics research and genomics

The total spent on research and development was US$727 million in 2003, US$697 million in 2002 and US$723 million in 2001. At constant exchange rates expenditure on research and development was US$29 million lower in 2003 than 2002. Syngenta's investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programmes across seeds, chemicals and traits. Attribution of research and development costs for 2003 was US$454 million for Crop Protection, US$127 million for Seeds and US$146 million for Plant Science, including crop traits introduced through biotechnology.

In addition to Syngenta's own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2003, Syngenta had the following contractual obligations to make future payments in the following periods:

		Payments due by period				
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Financial debt	20	1,766	749	1,014	2	1
Interest on financial debt		138	55	83	-	-
Operating lease payments	29	61	14	17	9	21
Unconditional purchase obligations	29	474	131	167	120	56
Long-term research agreements	29	129	40	62	26	1
Other long-term commitments	29	25	17	4	4	-
		2,593	**1,006**	**1,347**	**161**	**79**

A significant portion of financial debt bears interest at a variable rate. The amount of this financial debt was US$754 million at December 31, 2003. The interest payments on this debt have not been included in the above table as they are variable rate and are therefore not capable of being described accurately as commitments.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it were to terminate the agreements before their expiry dates.

The rules of Syngenta's main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees' pensionable pay to the fund. Under the regulations which apply to Syngenta's main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. This schedule is being revised in 2004 to take account of the statutory actuarial valuation which was carried out in 2003. The expected contributions payable by Syngenta in 2004 to meet its commitments under the above arrangements are included in the amount of US$170 million given in the additional US GAAP disclosures for employee benefit plans in Note 33 to the consolidated financial statements. Because both commitments are expressed partly or wholly as fixed percentages of pensionable pay, and not, or not completely, as fixed amounts, they have not been included in the above table.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2003, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 31 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)

Syngenta had no significant VIEs as at December 31, 2003, other than as disclosed in Note 33 to the financial statements.

US GAAP

Syngenta's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2003, net income was US$268 million in accordance with IFRS, and US$262 million in accordance with US GAAP. The major reconciling items were:

- US GAAP net income was US$43 million higher compared to IFRS in respect of Zeneca agrochemicals purchase accounting, and US$17 million higher in respect of other acquisitions, because goodwill is amortized for IFRS, but not for US GAAP, in accordance with SFAS No. 142.

- US GAAP net income was US$84 million lower compared to IFRS in respect of Ciba-Geigy purchase accounting. This mainly represents the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for US GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting.

- US GAAP net income was US$36 million higher compared to IFRS due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for US GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. In 2003, the mix of countries holding the inventories changed, while the mix of countries recording profit remained comparable with 2002. This led to the reversal of the US GAAP tax rate reconciling difference recorded in previous years' reconciliations.

- US GAAP net income was US$32 million higher compared to IFRS in respect of restructuring costs. SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized rateably over the employees' remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. The costs of US$32 million will be recognized for US GAAP in future periods, as the employees complete their remaining service.

- US GAAP net income was US$41 million lower compared to IFRS in respect of taxes. This figure includes a US$54 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition. These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For US GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

For the year ended December 31, 2003, Syngenta recorded a debit to shareholders' equity of US$75 million (2002 : US$94 million: 2001 : nil) to record the additional minimum pension liability required by SFAS No. 87. SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The falls in equity prices in 2001 and 2002, combined with reductions in discount rates caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in a reported ABO basis deficit for Syngenta's main pension plans in the UK and the USA.

For the year ended December 31, 2002, the net loss under IFRS was US$27 million, compared to a net loss of US$165 million under US GAAP.

For the year ended December 31, 2002, goodwill continued to be amortized under IFRS, but for US GAAP Syngenta adopted the impairment-only goodwill accounting method required by SFAS 142. Goodwill amortization of US$53 million charged under IFRS was therefore added back in calculating US GAAP net income. US GAAP net income was, however, reduced compared to IFRS net income by the amortization and impairment of intangible assets recognized for Crop Protection product rights on acquisition of Ciba-Geigy in December 1996. As mentioned above, this business combination was accounted for as a uniting of interests under IFRS. Therefore, no intangible assets were recognized for IFRS when the business combination occurred, and consequently no amortization or impairment was charged to IFRS net income in 2002 in respect of these assets. An impairment charge of US$83 million was recorded in respect of these product rights under US GAAP as the result of rationalization of the Crop Protection product portfolio, which, following the creation of Syngenta, includes the former Zeneca product range.

The process and method of testing goodwill for impairment under IFRS and US GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income in 2002, in respect of goodwill allocated to Seeds operations, was added back in determining US GAAP net income.

The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and US GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non-current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders' equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta recorded an impairment of US$53 million in 2002 US GAAP net income in relation to these assets. Syngenta judges whether a decline in value is temporary based on the length of time that market value has been below original cost, having regard to published SEC staff guidance and on the reasons for the decline in value.

For the year ended December 31, 2001, net income under IFRS was US$34 million, compared to a net loss of US$(247) million under US GAAP. The main reasons for the difference were differences in the application and incidence of purchase accounting between IFRS and US GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business and on other acquisitions.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and US GAAP treatments of the purchase accounting for Zeneca agrochemicals business was US$(288) million. The main items causing the difference include the accounting treatment of assembled workforce, in-process research and development, restructuring charges and the adjustment of fair values. The purchase price for Zeneca agrochemicals business was allocated at December 31, 2000 on a preliminary basis, and the allocation was finalized during 2001, as explained in detail in Note 33 of the consolidated financial statements. Under IAS 22, information arising in the post-acquisition allocation period which gives additional evidence as to the fair value of assets and liabilities at the acquisition date is required to be used for the purposes of adjusting fair values at the acquisition date. However, under US GAAP, additional conditions must be fulfilled in order for such information to result in an adjustment to the purchase price allocation. If these conditions are not met, the changes must be recognized in the income statement.

The most significant of the purchase accounting differences arising in 2001 on the acquisition of Zeneca agrochemicals business was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS 22, but to an impairment loss of US$(282) million for US GAAP under SFAS 121.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and US GAAP treatments of the purchase accounting for other acquisitions was US$(141) million. This difference mainly arises because the accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore is accounted for as a purchase. In 2001 Syngenta reviewed the recoverability of intangible assets related to marketed products assumed in the Ciba-Geigy business combination reported within the Crop Protection segment, as part of the product range rationalization process following the acquisition of Zeneca agrochemicals business. The most significant items within the US$(141) million include (i) the US GAAP amortization of the fair values arising from the Ciba Geigy purchase accounting, (ii) an impairment loss of US$16 million, which was recognized in 2001 pursuant to SFAS 121 in US GAAP net income in respect of a certain product, and (iii) a divestment gain recognized under IFRS that has been reduced under US GAAP, by US$21 million, to adjust the US GAAP carrying value previously attributed to a divested product. The incremental difference in deferred tax expense of US$136 million under US GAAP is primarily related to the income tax benefit arising on the purchase accounting adjustments mentioned above.

Critical accounting policies

Note 2 of the consolidated financial statements describes Syngenta's accounting policies in detail. The application of many of these policies necessarily requires judgement to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered "critical", in that significant management judgement is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

Adjustments for doubtful receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as "bad debts". Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Environmental provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and previous experience in remediation of contaminated sites.

When an obligation is first identified to clean-up one of Syngenta's manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean-up required and the method used to clean up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta's most significant manufacturing assets are located in Switzerland, the United Kingdom, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is calculated as the present value of estimated future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on our estimated weighted average cost of capital, together with any risk premium determined appropriate. Estimated future cash flows used in the impairment calculations represent management's best view of likely future market conditions and current decisions on the use of each asset or asset group. Actual future cash flows may differ significantly from these estimates, due to the effect of changes in market conditions or to subsequent decisions on the use of assets. These differences may have a material impact on the asset values, impairment, depreciation and amortization expense reported in future periods.

(i) Intangible assets: Product rights

In determining the value in use of product rights it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product's marketability and registration in the relevant jurisdictions and the product's life. These assumptions are reviewed annually as part of management's budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

(ii) Tangible assets: Property, plant and equipment

The value in use of Syngenta's property plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life. For impairments of property, plant and equipment which is to be abandoned, the calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

Defined benefit pensions

The assumptions used to measure the expense and liabilities related to Syngenta's defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgement with respect to the following matters, among others:

(i) the probable long-term rate of increase in pensionable pay;
(ii) the probable average future service lives of employees;
(iii) the probable life expectancy of employees;
(iv) the mix of investments in funded pension plans in the period;
(v) the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor, over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. At December 31, 2003, unrecognized actuarial losses were US$517 million and estimated amortization expense for 2004 is US$14 million (2002: US$605 million and actual 2003 amortization expense was US$25 million).

The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta's actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies is also considered. In 2002 and 2003 the proportion of equity securities in the mix of assets held by plans sponsored by Syngenta reduced significantly as a result of investment policy decisions. This has led to lower rates of return being assumed, because long-term rates of return on equities are generally higher than those on bonds and other investments held. Further details of employee benefits are provided in Note 26 to the consolidated financial statements.

Effect of new accounting pronouncements

IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new standards, as yet unpublished, on share based compensation, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2003, or which have been issued but are not yet in force, is described in Note 34 to the consolidated financial statements.

Recent Developments

Note 35 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 10, 2004) that would require adjustment to or disclosure in the consolidated financial statements.

On February 11, 2004 Syngenta announced an operational efficiency program. This new program is expected to deliver annual cost savings of US$300 million by 2008. It will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost is expected to be around US$500 million over five years; the non-cash charge will be around US$350 million. Separately, on the same date, Syngenta announced that, as part of this program, two manufacturing sites, one in Switzerland and one in the USA, were to close in the period 2006-2007 and a further two sites were to be rationalized. Production from these sites will be relocated. Estimated costs related to these announcements are included in the totals above.

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. At December 31, 2003, Syngenta held 10.9 million treasury shares. On February 10, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument is generally equivalent to a low exercise price call option over the same number of Syngenta shares and enables Syngenta to substantially reduce share price risk prior to purchasing the same number of shares in 2005. This transaction provides Syngenta with more flexibility in managing its balance of treasury shares. Syngenta plans to purchase an equivalent number of shares after opening a second trading line which enables them to be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders in a tax efficient manner.

Future Prospects

For 2004, early signs of stabilization in the Crop Protection market point to a more favorable environment. Final delivery of the merger synergies and further reductions in the tax rate are expected to enhance net income excluding restructuring and impairment, but recognition of provisions and asset impairments in 2004 associated with the operational efficiency program will reduce reported net income. The sale of 4.5 million treasury shares noted above will lead to a temporary dilution of basic and fully-diluted earnings per share for the period until the shares are repurchased.

Cash expenditure on the US$1 billion integration synergy program will continue in 2004, together with initial spend on the operational efficiency program. However, cash flow from operating activities is expected to remain strong. As a result, the Board is recommending a doubling of the dividend to CHF 1.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 27, 2004. In addition, the Board has approved a share repurchase program which, in conjunction with a progressive dividend policy, is projected to lead to more than US$800 million being returned to shareholders over the next three years.

Reconciliation of non GAAP measures to equivalent GAAP measures

For improved clarity, we are providing definitions of non-GAAP measures and, where necessary, reconciliations of non-GAAP measures to the appropriate GAAP measure.

Reconciliation of Net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2003			
Operating income	**546**	**(163)**	**709**
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(134)	-	(134)
Income before taxes and minority interests	**411**	**(163)**	**574**
Income tax expense	(139)	68	(207)
Minority interests	(4)	-	(4)
Net income	**268**	**(95)**	**363**
Tax rate	34%	42%	36%
Number of shares (millions)	102		102
Basic earnings per share	**2.64**		**3.57**
Diluted earnings per share	**2.63**		**3.56**

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2002			
Operating income	**244**	**(396)**	**640**
Income/(loss) from associates and joint ventures	(7)	-	(7)
Financial expense, net	(188)	-	(188)
Income before taxes and minority interests	**49**	**(396)**	**445**
Income tax expense	(70)	104	(174)
Minority interests	(6)	-	(6)
Net income	**(27)**	**(292)**	**265**
Tax rate	141%	26%	39%
Number of shares (millions)	102		102
Basic and diluted earnings/(loss) per share	**(0.26)**		**2.61**

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2001			
Operating income	**365**	**(277)**	**642**
Income/(loss) from associates and joint ventures	(5)	-	(5)
Financial expense, net	(249)	-	(249)
Income before taxes and minority interests	**111**	**(277)**	**388**
Income tax expense	(76)	88	(164)
Minority interests	(1)	-	(1)
Net income	**34**	**(189)**	**223**
Tax rate	68%	32%	42%
Number of shares (millions)	101		101
Basic and diluted earnings per share	**0.34**		**2.20**

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2000			
Operating income	**1,000**	**456**	**544**
Income/(loss) from associates and joint ventures	(1)		(1)
Financial expense, net	(85)		(85)
Income before taxes and minority interests	**914**	**456**	**458**
Income tax expense	(340)	(102)	(238)
Minority interests	(10)		(10)
Net income	**564**	**354**	**210**
Number of shares (millions)	74		74
Earnings per share	**7.61**		**2.83**

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
1999			
Operating income	**449**	**(67)**	**516**
Income/(loss) from associates and joint ventures	5	-	5
Financial expense, net	(129)	-	(129)
Income before taxes and minority interests	**325**	**(67)**	**392**
Income tax expense	(185)	12	(197)
Minority interests	(5)	-	(5)
Net income	**135**	**(55)**	**190**
Number of shares (millions)	69		69
Earnings per share	**1.97**		**2.75**

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than the exchange rates for this year. See Note 30 to the Consolidated Financial Statements for information on average exchange rates in 2003, 2002 and 2001. For example, if a British entity reporting in pounds sold £1 million of products in 2003 and 2002, our financial statements would report US$1.639 million of revenues in 2003 (using 0.61 as the rate, which was the average exchange rate in 2003) and US$1.493 million in revenues in 2002 (using 0.67 as the rate, which was the average exchange rate in 2002). The CER presentation would translate the 2003 results using the 2002 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Basis of Preparation of 2000 and 1999 Information

For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

The consolidated income statements for the twelve months ended December 31, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 relate only to Novartis agribusiness.

The consolidated balance sheet shown in the consolidated financial statements as at December 31, 2003, 2002, 2001and 2000 contains the assets and liabilities of Syngenta (representing both Novartis agribusiness and Zeneca agrochemicals business); the 1999 comparative figures contain only the assets and liabilities of Novartis agribusiness.

The consolidated cash flow statements for the twelve months ended December 31, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 relate only to Novartis agribusiness.

Some costs which have been reflected in the consolidated financial statements for 2000 and 1999 are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

At November 13, 2000, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. The issuance is considered a recapitalization of Syngenta's predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to November 13, 2000. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on November 13, 2000, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

Accordingly, the weighted average number of ordinary shares in issue was 74 million for 2000, after adjustment for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November, 2000, as from the issuance and repurchase dates respectively. In 2003, 2002 and 2001, the weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27 to the consolidated financial statements).

Quantitative and Qualitative Disclosure about Market Risk

Overview

As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates, and, to a lesser extent, commodity prices. Syngenta Group Treasury actively manages Syngenta's exposures to foreign currency, interest rates and credit risk with the intention of optimizing cash flows and minimizing earnings volatility. In accordance with Syngenta's written treasury policy, approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all its financial risks and monitors risk exposures and open derivative transactions in accordance with Syngenta's treasury policy. Details of the Group's derivative positions as at December 31, 2003 are set out in Note 31 of the consolidated financial statements.

The split of sales and operating costs by currency for the years 2003 and 2002 was as follows:

	Sales in %		Operating costs in %	
Currency	2003	2002	2003	2002
US dollar	39	35	31	27
Euro	26	23	21	24
Swiss franc	2	1	19	15
British pound sterling	3	2	12	15
Other	30	39	17	19
Total	**100**	**100**	**100**	**100**

Other includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs. This currency profile is expected to be representative of the position in 2004.

The fair values of open derivative instruments at December 31, 2003 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions
Interest rate instruments	1,686	51	(47)
Cross currency swaps	677	347	-
Foreign currency forward contracts	4,889	152	(79)
Currency option contracts	954	59	(18)
Commodity forward contracts	43	3	-

Value at Risk Calculations

For 2003, Syngenta is disclosing value-at-risk calculations for all material risk classes in order to give a consistent measure of risk. Syngenta applies value-at-risk calculations to its currency and interest rate exposures and related hedges to measure the maximum expected loss in value of its anticipated transactional currency flows, committed transactional currency flows and interest charge under normal market conditions.

Quantitative and Qualitative Disclosure about Market Risk

Market Risk Due to Fluctuating Foreign Currency Exchange Rates

Since its formation on November 13, 2000, Syngenta has adopted the US dollar as its reporting currency. The US dollar value of foreign currency sales and purchases is sensitive to market fluctuations in foreign currency exchange rates. Syngenta's primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound sterling and the euro. Syngenta categorizes the management of currencies into committed exposures and anticipated transactions.

Anticipated cash flows
Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges material mismatches in currency flows for a maximum of 18 months using options and forward contracts to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

Value-at-risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. Optionality is dealt with in this model through a full revaluation approach. Syngenta uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

The value-at-risk calculation is performed for anticipated net transactional currency flows for 2004 taking into account related currency hedges. As of December 31, 2003, the total potential adverse movement for 2004 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$41 million. The movement on transaction flows due to currency movements in 2003 was well within the level of US$39 million stated in the 2002 report due to the offsetting of risks and hedging benefits.

Committed foreign currency exposures
Committed foreign currency exposures generally are fully covered and are managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

Value-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta only uses forward contracts to hedge committed foreign currency exposures so it is not necessary to address optionality in the model. Syngenta uses a 1-month time horizon for this risk based on average maturity of exposures and hedges, and exposure management.

The value-at-risk calculation was performed for net committed transactional currency flows existing at December 31, 2003 taking into account related currency hedges. As of December 31, 2003 the total 1-month value-at-risk, after hedges, at the 95% confidence level, was US$8 million. Maximum and minimum levels of risk through the year were US$8 million and US$3 million: at no point in the year did losses exceed the maximum level. The comparative figure for December 31, 2002 was US$7 million.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of Syngenta's borrowings is US dollars after the impact of derivatives. The majority of Syngenta's net borrowings are subject to short-term interest rates, though some longer-term swaps have been entered into to reduce interest rate volatility. Syngenta analyzes risk to interest rate movements by forecasting future debt levels and taking into account hedges in place.

An interest charge-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model. Syngenta uses a 12-month time horizon given the seasonality of cash flow and duration of cash forecasts. The interest charge-at-risk calculation is based on forecast future debt levels and examines the impact of changes in market interest rates; other factors such as changes in debt, mix of debt or group credit status could impact the overall interest expense.

Quantitative and Qualitative Disclosure about Market Risk

The value-at-risk calculation is performed for the expected interest charge in 2004 taking into account related interest rate swaps. As of December 31, 2003, the total 12-month interest charge at risk after hedges, at the 95% confidence level, was US$9 million. The movement on interest expense due to interest rate movements in 2003 was well within the level of US$16 million, which existed at December 31, 2002.

Value-at-risk Calculation Summary Table

(US$ millions)	Time Horizon (Months)	VaR as at 31 December 2003	VaR as at 31 December 2002
Anticipated Foreign Exchange Transactions	12	41	39
Committed Foreign Exchange Transactions	1	8	7
Interest Rates	12	9	16

Other Market Risk

Syngenta has only limited exposures to derivatives relating to commodity exposures and to third party equities.

Consolidated Income Statement

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million, except per share amounts)	Notes	2003	2002	2001
Sales	4/5	6,578	6,197	6,323
Cost of goods sold		(3,293)	(3,132)	(3,199)
Gross profit		**3,285**	**3,065**	**3,124**
Marketing and distribution		(1,204)	(1,146)	(1,178)
Research and development		(727)	(697)	(723)
General and administrative		(645)	(582)	(581)
Restructuring and impairment	6	(163)	(396)	(277)
Operating income		**546**	**244**	**365**
Income/(loss) from associates and joint ventures	15	(1)	(7)	(5)
Financial expense, net	7	(134)	(188)	(249)
Income before taxes and minority interests		**411**	**49**	**111**
Income tax expense	8	(139)	(70)	(76)
Income/(loss) before minority interests		**272**	**(21)**	**35**
Minority interests		(4)	(6)	(1)
Net income/(loss)		**268**	**(27)**	**34**

Basic earnings/(loss) per share (US$)	9	**2.64**	**(0.26)**	**0.34**
Diluted earnings/(loss) per share (US$)	9	**2.63**	**(0.26)**	**0.34**
Weighted average number of shares, basic and diluted (millions of shares)		102	102	101

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet
(at December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001
ASSETS				
Current assets				
Cash and cash equivalents		206	232	288
Trade receivables	10	1,707	1,602	1,860
Other accounts receivable	10	308	243	242
Other current assets	11	696	516	214
Inventories	12	1,811	1,704	1,716
Total current assets		**4,728**	**4,297**	**4,320**
Non-current assets				
Property, plant and equipment	13	2,374	2,310	2,348
Intangible assets	14	2,658	2,813	3,004
Investments in associates and joint ventures	15	107	95	103
Deferred tax assets	16	668	666	666
Other financial assets	17	430	345	268
Total non-current assets		**6,237**	**6,229**	**6,389**
TOTAL ASSETS		**10,965**	**10,526**	**10,709**
LIABILITIES AND EQUITY				
Current liabilities				
Trade accounts payable		(862)	(725)	(687)
Current financial debts	18	(749)	(1,207)	(1,420)
Income taxes payable		(289)	(210)	(220)
Other current liabilities	19	(747)	(794)	(882)
Provisions	21	(265)	(222)	(231)
Total current liabilities		**(2,912)**	**(3,158)**	**(3,440)**
Non-current liabilities				
Non-current financial debts	20	(1,017)	(925)	(1,116)
Deferred tax liabilities	16	(1,071)	(1,098)	(1,159)
Provisions	21	(845)	(915)	(835)
Total non-current liabilities		**(2,933)**	**(2,938)**	**(3,110)**
Commitments and contingencies	29			
Total liabilities		**(5,845)**	**(6,096)**	**(6,550)**
Minority interests		(67)	(80)	(73)
Shareholders' equity				
Issued share capital: 112,564,584 ordinary shares		(667)	(667)	(667)
Retained earnings		(439)	(225)	(280)
Reserves		(4,451)	(3,970)	(3,657)
Treasury shares: 10,881,912 ordinary shares (2002: 11,023,465; 2001: 11,131,664)		504	512	518
Total equity		**(5,053)**	**(4,350)**	**(4,086)**
TOTAL LIABILITIES AND EQUITY		**(10,965)**	**(10,526)**	**(10,709)**

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Cash Flow Statement
(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001
Operating income		**546**	**244**	**365**
Reversal of non-cash items:				
Depreciation, amortization and impairment on				
Property, plant and equipment	13	312	374	344
Intangible assets	14	243	282	232
Loss/(gain) on disposal of non-current assets		(67)	(26)	(66)
Charges in respect of provisions	21	420	432	452
Cash (paid)/received in respect of:				
Interest and other financial receipts		72	181	70
Interest and other financial payments		(185)	(398)	(260)
Taxation		(120)	(191)	(258)
Restructuring provisions	21,22	(210)	(246)	(352)
Contributions to pension schemes	21	(110)	(209)	(53)
Other provisions	21	(157)	(49)	(64)
Cash flow before working capital changes		**744**	**394**	**410**
Change in net current assets	24	55	408	138
Cash flow from operating activities		**799**	**802**	**548**
Additions to property, plant and equipment	13	(221)	(165)	(253)
Proceeds from business divestments	25	14	11	195
Proceeds from disposals of property, plant and equipment		36	54	12
Purchase of intangibles, investments in associates and other financial assets		(58)	(166)	(57)
Proceeds from disposal of intangible and financial assets		21	6	12
Business acquisitions (net of cash acquired)	25	-	-	(4)
Acquisition of minorities	25	(29)	-	(27)
Cash flow from/(used for) investing activities		**(237)**	**(260)**	**(122)**
Net change in Novartis AG debt		-	-	(125)
Increases in other third party interest-bearing debt		369	511	1,240
Repayment of third party interest-bearing debt		(938)	(1,067)	(1,849)
Repayment of debts factored with recourse		-	-	(137)
Sale/(purchase) of treasury shares		4	3	3
Dividends paid to group shareholders		(65)	(48)	-
Dividends paid to minorities		(4)	(6)	-
Cash flow from/(used for) financing activities		**(634)**	**(607)**	**(868)**
Net effect of currency translation on cash and cash equivalents		46	9	(26)
Net change in cash and cash equivalents		**(26)**	**(56)**	**(468)**
Cash and cash equivalents at the beginning of the year		**232**	**288**	**756**
Cash and cash equivalents at the end of the year		**206**	**232**	**288**

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment	Treasury shares,at cost	Total shareholders' equity
January 1, 2001	**667**	**249**	**4,119**		**(301)**	**(524)**	**4,210**
Net income		34					34
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				(11)			(11)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(17)			(17)
Issue of shares under employee share purchase plan		(3)				6	3
Translation effects					(133)		(133)
December 31, 2001	**667**	**280**	**4,119**	**(28)**	**(434)**	**(518)**	**4,086**
Net loss		(27)					(27)
Issue of shares under employee share purchase plan		(3)				6	3
Dividends paid to group shareholders		(48)					(48)
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				(40)			(40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				30			30
Income Taxes		23		11			34
Translation effects					312		312
December 31, 2002	**667**	**225**	**4,119**	**(27)**	**(122)**	**(512)**	**4,350**
Net income		268					268
Issue of shares under employee share purchase plan		(4)				8	4
Dividends paid to group shareholders		(65)					(65)
Gains and losses recognized directly in equity:							
Unrealized holding gains/(losses) on available-for-sale financial assets				17			17
Unrealized gains/(losses) on derivatives designated as cash flow hedges				44			44
Change in consolidation scope		(5)					(5)
Income taxes		18		(10)			8
Translation effects					432		432
December 31, 2003	**667**	**437**	**4,119**	**24**	**310**	**(504)**	**5,053**

The accompanying notes form an integral part of the consolidated financial statements.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders' equity, for the years ended December 31, 2003, 2002 and 2001, were US$760 million, US$306 million and US$(130) million, respectively.

The amount available for dividend distribution is based on Syngenta AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$135 million of the additional paid in capital is not available for distribution.

On May 5, 2003, a dividend of CHF 0.85 per share was paid in respect of 2002 (2001: CHF 0.80 per share paid in April 2002).

The Board of Directors proposes a dividend in respect of 2003 of CHF 1.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2003	2002	2001
January 1	12	(17)	-
Gain recognized in equity on initial adoption of IAS 39	-	-	4
Gains/(losses) recognized in equity during the period	86	69	(27)
(Gains)/losses removed from equity and reported in net income during the period	(42)	(43)	6
(Gains)/losses removed from equity and adjusted against carrying amount of related asset or liability	-	4	-
Deferred tax	(8)	(1)	-
December 31	**48**	**12**	**(17)**

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2003	2002	2001
January 1	(39)	(11)	-
Gains/(losses) recognized in equity during the period	17	(40)	(11)
Gains/(losses) removed from equity and reported in net income during the period	-	-	-
Deferred tax	(2)	12	-
December 31	**(24)**	**(39)**	**(11)**

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' equity and net income for the years ended December 31, 2003, 2002 and 2001 as detailed in Note 33 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

The consolidated financial statements are presented in United States dollars ("US$" or "US dollars") as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Accounting policies

Scope of consolidation

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as "Syngenta") and Syngenta's interest in associates and joint ventures.

Principles of consolidation

Subsidiaries

Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Associates and joint ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta's share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence ceases.

Other investments

Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders' equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized as an expense in the income statement.

Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated.

Revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed and determinable price, and when collectibility is reasonably assured. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.

Where a right of return exists and a reasonable estimate of returns can be made, revenue is recorded on delivery and is reduced by an allowance for estimated returns. If a reasonable estimate of returns cannot be made at the time of delivery, revenue is recognized when the right of return no longer exists.

Where third parties hold Syngenta inventories on a consignment basis, revenue is recognized when Syngenta is notified that inventories have been withdrawn from consignment and delivered to customers.

Revenue from royalty income is recognized in the consolidated income statement when earned through performance. Amounts received in advance of performance are deferred in the consolidated balance sheet. Royalties which are earned based on sales are recognized as revenue in the period that the related sales occur.

Revenue in multiple-deliverable arrangements is allocated to each deliverable which has stand-alone value to the customer, based on the relative fair values of each deliverable.

Foreign currencies

The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinian peso. In the local financial statements, US dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinian Government where these were different. The impact of revaluation was taken to the income statement.

Syngenta denominates goodwill and fair value adjustments arising on acquisitions in US dollars.

Research and development

Research and development expenses are fully charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

Costs of purchasing patent rights are capitalized as intangible assets. Costs of applying for patents for internally developed products, costs of defending existing patents, and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

Trade and other accounts receivable

The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Adjustments for doubtful receivables are calculated by reviewing individual receivable balances, taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectibility. Receivable balances are written off only when there is no realistic prospect of any further collections.

In certain markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta's liability is discharged through the factor receiving payment from the customer.

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off.

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta's buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill is amortized to income on a straight-line basis over its useful life and is included within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, reviewed annually and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders' equity.

Management determines the estimated useful life of goodwill based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

Other acquired intangible assets are amortized on a straight-line basis over the following periods:

Product rights and related supply agreements	5 to 20 years
Trademarks	10 to 20 years
Software	3 to 5 years
Others	3 to 15 years

Trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of cost of goods sold over the period of the supply agreement.

Impairment

Non-current assets, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset's recoverable amount as the higher of net selling price and value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2003, the discount rates utilized were between 12% and 16%. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.

Income taxes

Income taxes for the year comprise current and deferred tax, using rates enacted or substantially enacted at the balance sheet date.

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method, calculated on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.

Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs and US dollars, respectively. On December 30, 2003, Syngenta de-listed from the OM Stockholm Stock Exchange and the London Stock Exchange.

Treasury shares

Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs are charged to income as incurred.

Financial instruments

Non-derivative financial liabilities are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business. Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses are included in "financial expense, net" within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders' equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in fair value of such hedges are dealt with in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices of the specific instruments held at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders' equity. The gain or loss is recognized in the income statement when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in the income statement.

Syngenta documents the relationship between a hedging instrument and the related hedged item, as well as risk management objectives and the strategy for undertaking each hedge transaction, at the inception of the transactions. Hedge effectiveness is assessed and reviewed both at the inception of the hedge and on an ongoing basis by determining whether the financial instruments used are highly effective in offsetting changes in fair value or cash flows of hedged items.

IAS 39, "Financial Instruments: Recognition and Measurement" became effective for Syngenta on January 1, 2001. As a result, upon adoption, unrealized gains and losses on derivative financial instruments designated as hedges of anticipated transactions were recorded as derivative assets or derivative liabilities in the balance sheet and in the cash flow hedge reserve in shareholders' equity. The adoption of IAS 39 resulted in the inclusion of a cash flow hedge reserve in equity of approximately US$4 million on a pre-tax basis and approximately US$3 million on an after-tax basis.

Provisions

A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.

Environmental provisions

Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date.

Restructuring provisions

A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Costs relating to the ongoing activities of Syngenta are not recognized until they have been incurred.

Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans

The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(b) Post-retirement benefits other than pensions

Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents.

The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(c) Other long-term employee benefits

Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which Syngenta conducts its operations. Benefit cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is presented within provisions in the consolidated balance sheet.

(d) Employee share participation plans

No compensation cost is recognized in the financial statements for options or shares granted to employees from employee share participation plans.

3. Changes in the scope of consolidation

The following significant changes were made during 2003, 2002 and 2001:

Acquisitions 2003

On January 28, 2003 additional shares were acquired in Syngenta India Limited increasing Syngenta's shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of US$29 million. Goodwill of US$6 million was recognized on this transaction and will be amortized over a period of 10 years.

Acquisitions 2002

On June 26, 2002, additional shares in Wilson Genetics LLC (USA) were acquired, increasing Syngenta's shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta's shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

Acquisitions 2001

On January 1, 2001, 100% of Pollen Ltd. (Kenya) was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd., (Malaysia) increasing Syngenta's shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd. (Thailand) increasing Syngenta's shareholding to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA (France) increasing Syngenta's shareholding to 100% from 44% and on September 1, 2001, additional shares were acquired in Tomono Agrica K.K. (Japan) increasing Syngenta's shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Divestments 2001

In connection with the formation of Syngenta, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2001, completed divestments included the sales of the herbicide *propaquizafop*, the fungicide *flutriafol* and the insecticide *thiocyclam*. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (Note 6).

4. Segmental breakdown of key figures 2003, 2002, and 2001

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides, and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

Plant Science

The Plant Science segment is engaged in research, development and licensing of technologies enabling production of plants with enhanced agronomic, nutritional and pharmaceutical properties. Future income is expected to arise from sales of produce and licensing arrangements.

General

Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS 14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2003 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**5,507**	1,071	-	-	**6,578**
Cost of goods sold	(2,783)	(510)	-	-	(3,293)
Gross profit	**2,724**	**561**	-	-	**3,285**
Marketing and distribution	(927)	(275)	(2)	-	(1,204)
Research and development	(454)	(127)	(146)	-	(727)
General and administrative	(563)	(59)	(23)	-	(645)
Restructuring and impairment	(192)	-	29	-	(163)
Operating income	**588**	**100**	**(142)**	-	**546**
Included in the above operating income are:					
Personnel costs	(1,241)	(272)	(69)	-	(1,582)
Depreciation of property, plant and equipment	(226)	(32)	(5)	-	(263)
Impairment of property, plant and equipment	(49)	-	-	-	(49)
Amortization of intangible assets	(229)	(10)	(2)	-	(241)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(1)	2	(2)	-	(1)
Other non-cash items including charges in respect of provisions	(361)	(13)	21	-	(353)
Total assets	**8,396**	**1,042**	**205**	**1,322**	**10,965**
Liabilities and minority interests	**(2,379)**	**(303)**	**(32)**	**(3,198)**	**(5,912)**
Included in total assets are:					
Total property, plant and equipment	2,072	211	91	-	2,374
Additions to property, plant and equipment	178	26	17	-	221
Additions to intangible assets	43	1	-	-	44
Total investments in associates and joint ventures	78	17	12	-	107
Employees at year end	**14,822**	**5,968**	**667**	-	**21,457**

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2002 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**5,260**	**937**	-	-	**6,197**
Cost of goods sold	(2,681)	(451)	-	-	(3,132)
Gross profit	**2,579**	**486**	-	-	**3,065**
Marketing and distribution	(909)	(237)	-	-	(1,146)
Research and development	(425)	(119)	(153)	-	(697)
General and administrative	(500)	(62)	(20)	-	(582)
Restructuring and impairment	(348)	(48)	-	-	(396)
Operating income	**397**	**20**	**(173)**	-	**244**
Included in the above operating income are:					
Personnel costs	(1,186)	(255)	(76)	-	(1,517)
Depreciation of property, plant and equipment	(223)	(30)	(13)	-	(266)
Impairment of property, plant and equipment	(100)	(8)	-	-	(108)
Amortization of intangible assets	(239)	(11)	-	-	(250)
Impairment of intangible assets	-	(32)	-	-	(32)
Income/(loss) from associates and joint ventures	(4)	-	(3)	-	(7)
Other non-cash items including charges in respect of provisions	(385)	(20)	(1)	-	(406)
Total assets	**8,189**	**1,005**	**91**	**1,241**	**10,526**
Liabilities and minority interests	**(2,360)**	**(261)**	**(16)**	**(3,539)**	**(6,176)**
Included in total assets are:					
Total property, plant and equipment	2,035	199	76	-	2,310
Additions to property, plant and equipment	130	23	12	-	165
Additions to intangible assets	18	4	-	-	22
Total investments in associates and joint ventures	72	13	10	-	95
Employees at year end	**15,698**	**5,891**	**775**	-	**22,364**

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2001 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Third party segment sales	**5,385**	**938**	**-**	**-**	**6,323**
Cost of goods sold	(2,740)	(459)	-	-	(3,199)
Gross profit	**2,645**	**479**	**-**	**-**	**3,124**
Marketing and distribution	(948)	(230)	-	-	(1,178)
Research and development	(458)	(112)	(153)	-	(723)
General and administrative	(501)	(66)	(14)	-	(581)
Restructuring and impairment	(265)	(9)	-	(3)	(277)
Operating income	**473**	**62**	**(167)**	**(3)**	**365**
Included in the above operating income are:					
Personnel costs	(1,199)	(246)	(34)	-	(1,479)
Depreciation of property, plant and equipment	(221)	(31)	(8)	-	(260)
Impairment of property, plant and equipment	(84)	-	-	-	(84)
Amortization of intangible assets	(221)	(11)	-	-	(232)
Income/(loss) from associates and joint ventures	(3)	-	(2)	-	(5)
Other non-cash items including charges in respect of provisions	(346)	(40)	-	-	(386)
Total assets	**8,711**	**1,102**	**132**	**764**	**10,709**
Liabilities and minority interests	**(2,261)**	**(250)**	**(30)**	**(4,082)**	**(6,623)**
Included in total assets are:					
Total property, plant and equipment	2,070	208	70	-	2,348
Additions to property, plant and equipment	201	39	13	-	253
Additions to intangible assets	118	10	-	-	128
Total investments in associates and joint ventures	70	15	18	-	103
Employees at year end	**16,290**	**5,707**	**794**	**-**	**22,791**

5. Regional breakdown of key figures 2003, 2002 and 2001

2003 (US$ million)	NAFTA [2]	Europe & AME [3]	Latin America	Asia Pacific	Total
Sales [1]	2,247	2,591	829	911	6,578
Total assets	2,614	6,685	801	865	10,965
Additions to property, plant and equipment	65	132	14	10	221
Additions to intangible assets	-	37	-	7	44
2002 (US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	2,260	2,346	661	930	6,197
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment	58	89	10	8	165
Additions to intangible assets	1	21	-	-	22
2001 (US$ million)	**NAFTA [2]**	**Europe & AME [3]**	**Latin America**	**Asia Pacific**	**Total**
Sales [1]	2,291	2,263	765	1,004	6,323
Total assets	3,123	5,740	1,005	841	10,709
Additions to property, plant and equipment	90	128	15	20	253
Additions to intangible assets	83	45	-	-	128

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2003, 2002, and 2001:

(US$ million, except %)	Sales [1]						Total assets					
Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%
Switzerland	128	2	131	2	102	2	4,220	38	4,073	39	3,749	35
UK	162	2	162	3	151	2	943	9	804	8	918	9
USA	1,838	28	1,867	30	1,900	30	2,482	23	2,602	25	3,003	28
France	471	7	473	8	577	9	457	4	409	4	358	3
Brazil	519	8	354	6	466	7	689	6	523	5	783	7
Germany	380	6	337	5	281	5	143	1	98	1	77	1
Others	3,080	47	2,873	46	2,846	45	2,031	19	2,017	18	1,821	17
Total	**6,578**	**100**	**6,197**	**100**	**6,323**	**100**	**10,965**	**100**	**10,526**	**100**	**10,709**	**100**

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets					
Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%
Switzerland	52	23	29	18	27	11	35	80	20	92	45	35
UK	46	21	31	19	63	25	-	-	-	-	-	-
USA	64	29	56	34	88	35	-	-	1	4	83	65
France	7	3	9	5	3	1	-	-	-	-	-	-
Brazil	12	6	7	4	11	4	-	-	-	-	-	-
Germany	1	-	1	1	1	-	-	-	-	-	-	-
Others	39	18	32	19	60	24	9	20	1	4	-	-
Total	**221**	**100**	**165**	**100**	**253**	**100**	**44**	**100**	**22**	**100**	**128**	**100**

No single customer accounts for 10% or more of Syngenta's total sales.

[1] Sales by location of third party customer.

[2] NAFTA - North American Free Trade Association comprising the USA, Canada and Mexico

[3] AME - Africa and the Middle East

6. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2003	2002	2001
Merger and integration costs related to business combinations	(21)	(28)	(117)
Restructuring costs for redundant operations and activities;			
- cash costs	(163)	(220)	(137)
- non-cash pension and other post-retirement benefits restructuring credits/(charges)	9	(14)	(12)
- tangible fixed asset impairments	(44)	(102)	(84)
- intangible fixed asset impairments	-	(32)	(2)
Divestment gains	56	-	75
Total	**(163)**	**(396)**	**(277)**

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Divestment gains in 2003 represent a net pre-tax gain of US$39 million on a sale of technology and intellectual property to Diversa Corporation and gains of US$17 million on the divestment of other product rights.

Divestment gains of US$75 million in 2001 represent the net pre-tax gain on the disposal of products divested in response to competition authorities' requirements on the merger of Novartis agribusiness and Zeneca agrochemicals to form Syngenta in November 2000.

7. Financial expense, net

(US$ million)	2003	2002	2001
Interest income	71	75	69
Financial income	**71**	**75**	**69**
Interest expense - third party	(124)	(188)	(242)
Other financial expense	(28)	(19)	(22)
Financial expense	**(152)**	**(207)**	**(264)**
Currency gains/(losses), net	(53)	(56)	(54)
Total	**(134)**	**(188)**	**(249)**

8. Income tax expense

Income before taxes and minority interests consists of the following:

(US$ million)	2003	2002	2001
Switzerland	240	273	(104)
Foreign	171	(224)	215
Total income before taxes and minority interests	**411**	**49**	**111**

Income tax expense consists of the following:

(US$ million)	2003	2002	2001
Current income tax expense			
Switzerland	(25)	(28)	(15)
Foreign	(141)	(103)	(129)
Total current income tax expense	**(166)**	**(131)**	**(144)**
Deferred income tax expense			
Switzerland	(13)	(57)	36
Foreign	40	118	32
Total deferred income tax expense	**27**	**61**	**68**
Total income tax expense			
Switzerland	(38)	(85)	21
Foreign	(101)	15	(97)
Total income tax expense	**(139)**	**(70)**	**(76)**

The components of current income tax expense are:

(US$ million)	2003	2002	2001
Current tax relating to current years	(251)	(145)	(178)
Adjustments to current tax for prior periods	23	(12)	28
Benefit of previously unrecognized tax losses	62	26	6
Total	**(166)**	**(131)**	**(144)**

The components of deferred income tax expense are:

(US$ million)	2003	2002	2001
Origination and reversal of temporary differences	108	99	143
Changes in tax rates	-	(10)	(2)
Benefit of previously unrecognized tax losses	6	6	-
Non recognition of deferred tax assets	(87)	(34)	(73)
Total	**27**	**61**	**68**

The following tax was (charged)/credited to shareholders' equity:

(US$ million)	2003	2002	2001
Current tax	-	-	-
Deferred tax	8	34	-
Total	**8**	**34**	**-**

Analysis of tax rate

The analysis of Syngenta's tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate are:

	2003 %	2002 %	2001 %
Statutory tax rate	25	25	25
Effect of income taxed at different rates	(9)	63	(15)
Effect of disallowed expenditures	15	49	18
Effect of utilization of previously unrecognized deferred tax assets	(17)	(53)	(5)
Effect of non-recognition of tax losses in current year	17	41	34
Changes in prior year estimates and other items	-	16	11
Effect of non recognition of other deferred tax assets	3	-	-
Effective tax rate	**34**	**141**	**68**

The utilization of tax loss carry forwards lowered the tax charge by US$68 million, US$32 million and US$6 million in 2003, 2002 and 2001 respectively.

9. Earnings per share

(US$ million, except per share amounts)	2003	2002	2001
Net income/(loss) for the financial year	268	(27)	34
Basic earnings/(loss) per ordinary share (US$)	**2.64**	**(0.26)**	**0.34**
Diluted earnings/(loss) per ordinary share (US$)	**2.63**	**(0.26)**	**0.34**
Weighted average number of ordinary shares in issue (millions) - basic and diluted.	102	102	101

Basic earnings per share has been calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year (101,682,672 shares). Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive share options, to give a total of 101,952,669 shares. This takes into account the issuance of share options under the Syngenta Executive Stock Option Plan, the UK employee share option plans, and the potential for issuance of matching shares under the Deferred Share Plan. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

The weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27), as from the date of their issuance.

10. Trade and other accounts receivable

(US$ million)		2003	2002	2001
Trade accounts receivable, gross		1,984	1,854	2,188
Provision for doubtful receivables		(277)	(252)	(328)
Trade accounts receivable, net		1,707	1,602	1,860
Other receivables	- third party	308	242	238
	- associates	-	1	4
Total		**2,015**	**1,845**	**2,102**

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2003	2002	2001
January 1	(252)	(328)	(324)
Additions charged to income	(2)	(33)	(27)
Amounts written off	42	73	42
Other movements	(44)	(16)	(29)
Translation effects	(21)	52	10
December 31	**(277)**	**(252)**	**(328)**

11. Other current assets

(US$ million)		2003	2002	2001
Prepaid expenses	- third party	94	109	135
Derivative assets	- hedging financing exposures	398	286	50
	- hedging trading exposures	195	105	25
Marketable securities		5	13	4
Assets held for divestment		4	3	-
Total		**696**	**516**	**214**

12. Inventories

(US$ million)	2003	2002	2001
Raw materials and consumables	382	356	301
Work in progress	745	577	658
Finished products	684	771	757
Total	**1,811**	**1,704**	**1,716**

Movements on provisions for inventories were as follows:

(US$ million)	2003	2002	2001
January 1	(163)	(138)	(140)
Additions charged to income	(39)	(43)	(24)
Amounts utilized on disposal of related inventories	30	28	50
Other movements	-	(4)	(27)
Translation effects	(16)	(6)	3
December 31	**(188)**	**(163)**	**(138)**

At December 31, 2003 the value of the inventories against which these provisions have been made was US$381 million (2002: US$402 million), before deducting the provisions.

13. Property, plant and equipment

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2003	Total 2002	Total 2001
Cost							
January 1	115	1,501	3,168	100	4,884	4,415	4,541
Additions	-	17	76	128	221	165	253
Disposals	(2)	(53)	(177)	(1)	(233)	(212)	(111)
Acquisition of Zeneca agrochemicals business (Note 3)	-	-	-	-	-	-	(112)
Transfers between categories	-	29	78	(107)	-	-	-
Translation effects	9	161	332	12	514	516	(156)
December 31	**122**	**1,655**	**3,477**	**132**	**5,386**	**4,884**	**4,415**
Accumulated depreciation							
January 1	(7)	(733)	(1,834)	-	(2,574)	(2,067)	(1,892)
Depreciation charge	-	(55)	(208)	-	(263)	(266)	(260)
Impairment	-	(28)	(21)	-	(49)	(108)	(84)
Depreciation on disposals	-	44	151	-	195	180	90
Translation effects	-	(92)	(229)	-	(321)	(313)	79
December 31	**(7)**	**(864)**	**(2,141)**	**-**	**(3,012)**	**(2,574)**	**(2,067)**
Net book value – December 31	**115**	**791**	**1,336**	**132**	**2,374**	**2,310**	**2,348**
Net book value – December 31, 2002	108	768	1,334	100		2,310	
Insured value – December 31, 2003	**-**	**2,889**	**5,494**	**158**	**8,541**	**7,139**	**5,952**

Asset impairments were calculated as described in Note 2. The impairments arose principally from the restructuring and site closures described in Note 22.

In 2002, Land and buildings of US$18 million net book value included above and held by the Crop Protection segment were held for resale. These were sold during 2003.

14. Intangible assets

(US$ million)	Goodwill	Product rights	Trademarks	Software	Other Intangibles	Total 2003	Total 2002	Total 2001
Cost								
January 1	1,008	2,396	9	96	168	3,677	3,532	3,280
Additions	6	-	-	6	32	44	22	128
Disposals	(1)	-	-	-	(2)	(3)	(3)	(1)
Acquisition of Zeneca agrochemicals business (Note 3)	-	-	-	-	-	-	-	130
Changes in scope of consolidation	-	-	-	-	-	-	3	18
Translation effects	3	69	1	4	9	86	123	(23)
December 31	**1,016**	**2,465**	**10**	**106**	**207**	**3,804**	**3,677**	**3,532**
Accumulated amortization								
January 1	(202)	(554)	(3)	(55)	(50)	(864)	(528)	(302)
Amortization charge	(54)	(149)	(1)	(27)	(10)	(241)	(250)	(230)
Impairment	(2)	-	-	-	-	(2)	(32)	(2)
Amortization on disposals	1	-	-	-	-	1	1	1
Reclassification from other current liabilities	-	-	-	-	-	-	(8)	-
Translation effects	-	(34)	(1)	(3)	(2)	(40)	(47)	5
December 31	**(257)**	**(737)**	**(5)**	**(85)**	**(62)**	**(1,146)**	**(864)**	**(528)**
Net book value, December 31	**759**	**1,728**	**5**	**21**	**145**	**2,658**	**2,813**	**3,004**
Net book value, December 31, 2002	806	1,842	6	41	118		2,813	

Asset impairments were calculated as described in Note 2.

Amortization is included within both cost of goods sold and general and administrative expenses.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method:

		Balance sheet value			Income statement effect		
(US$ million)	% Ownership	2003	2002	2001	2003	2002	2001
CIMO Compagnie Industrielle de Monthey SA, Switzerland	*50*	73	66	57	(1)	(2)	(2)
Maïsadour Semences SA, France	*40*	14	10	8	2	1	1
North American Nutrition and Agribusiness Fund, USA	*34*	13	13	25	(2)	(4)	(3)
Others		7	6	13	-	(2)	(1)
Total		**107**	**95**	**103**	**(1)**	**(7)**	**(5)**

16. Deferred taxes

The analysis of deferred tax assets and liabilities is more detailed than was reported in prior years. The analyses for 2002 and 2001 below have been reclassified accordingly. The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2003	Reclassified 2002	Reclassified 2001
Assets associated with:			
- inventories	127	131	125
- accounts receivable	49	41	31
- property, plant and equipment	13	12	6
- pension and employee costs	79	101	92
- provisions	228	185	278
- net operating losses	94	61	55
- financial instruments, including derivatives	13	22	21
- other	65	113	58
Deferred tax assets	**668**	**666**	**666**
Liabilities associated with:			
- property, plant and equipment depreciation	254	255	247
- intangible assets	513	541	540
- pensions and employee costs	32	27	7
- inventories	35	33	23
- financial instruments, including derivatives	85	54	57
- other provisions and accruals	12	4	113
- other	140	184	172
Deferred tax liabilities	**1,071**	**1,098**	**1,159**
Net deferred tax asset/(liability)	**(403)**	**(432)**	**(493)**

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows:

(US$ million)	2003	2002	2001
one year	43	5	1
two years	37	42	2
three years	179	36	43
four years	156	149	149
five years	167	131	110
more than five years	180	110	155
no expiry	248	107	17
Total	**1,010**	**580**	**477**

The movements in deferred tax assets and liabilities during the year were as follows:

(US$ million)	Reclassified January 1	Recognized in net income	Recognized in equity	Translation effects	Other movements	December 31
Assets associated with						
- Inventories	131	(4)	-	-	-	127
- accounts receivable	41	5	-	3	-	49
- property, plant and equipment	12	1	-	-	-	13
- pensions and employee costs	101	(27)	-	5	-	79
- provisions	185	36	-	2	5	228
- net operating losses	61	21	-	12	-	94
- financial instruments, including derivatives	22	14	(1)	(5)	(17)	13
- other	113	(12)	(4)	21	(53)	65
Deferred tax assets, net of valuation allowance	**666**	**34**	**(5)**	**38**	**(65)**	**668**
Liabilities associated with:						
- property, plant and equipment	255	(21)	-	22	(2)	254
- intangible assets	541	(12)	-	7	(23)	513
- pensions and employee costs	27	2	-	1	2	32
- inventories	33	1	-	1	-	35
- financial instruments, including derivatives	54	25	-	4	2	85
- other provisions and accruals	4	14	-	1	(7)	12
- other	184	(2)	(13)	10	(39)	140
Deferred tax liabilities	**1,098**	**7**	**(13)**	**46**	**(67)**	**1,071**
Net deferred tax asset/(liability)	**(432)**	**27**	**8**	**(8)**	**2**	**(403)**

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items:

(US$ million)	2003	2002	2001
Temporary differences for which no deferred tax assets have been recognized	249	190	148
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	454	453	443

17. Other financial assets

(US$ million)	2003	2002	2001
Long-term loans to associates	8	7	6
Equity securities available-for-sale and non-current receivables	229	159	197
Prepaid pension (Note 26)	193	179	65
Total	**430**	**345**	**268**

In 2003, 2002 and 2001, the line "Equity securities available-for-sale and non-current receivables" includes available-for-sale securities of US$133 million, US$70 million and US$92 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.

18. Current financial debts

(US$ million)	2003	2002	2001
Receivables factored with recourse	38	54	202
Euro floating rate notes	-	367	-
Commercial paper	518	221	79
Bank and other financial debt	191	564	1,137
Current portion of non-current financial debts (Note 20)	2	1	2
Total	**749**	**1,207**	**1,420**

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts was 9.6% per annum, 6.9% per annum and 7.6% per annum in 2003, 2002 and 2001 respectively.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") which matures in 2005. As of December 31, 2003 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating assigned to Syngenta by Moody's Investors' Services, Inc. and Standard and Poor's Corporation ranging from 0.2% to 0.3% of the unused amount throughout the term of the facilities.

€350 million of Floating Rate Notes matured in July 2003. At issue, these liabilities had a value of US$296 million. At maturity on July 10, 2003, they had a value of US$400 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and matured at the same time.

Syngenta has a total of US$518 million of Euro Commercial paper and US Commercial paper in issue under its Global Commercial Paper program.

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)		2003	2002	2001
Accrued expenses		325	442	429
Social security and pension contributions		61	27	27
Derivative liabilities	- hedging financing exposures	47	57	22
	- hedging trading exposures	79	37	65
Other payables		235	231	339
Total		**747**	**794**	**882**

20. Non-current financial debts

(US$ million)	2003	2002	2001
Unsecured bond issues	1,012	842	1,012
Liabilities to banks and other financial institutions	5	82	103
Finance lease obligations	2	2	3
Total (including current portion of non-current financial debt)	1,019	926	1,118
Less: current portion of non-current financial debt (Note 18)	(2)	(1)	(2)
Total	**1,017**	**925**	**1,116**

The weighted average interest rate on the non-current bank and other financial debts was 4.8% per annum, 5.0% per annum and 5.5% per annum in 2003, 2002 and 2001, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 6.9% per annum, 6.0% per annum and 7.1% per annum in 2003, 2002 and 2001, respectively.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. As at December 31, 2003, they are shown at a value of US$1,012 million. The market value of the bond at this date was US$1,062 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

On June 20, 2003, Syngenta signed a US$2 billion Euro Medium Term Note (EMTN) program. This will enhance flexibility in managing the group's debt structure. There were no issues of Notes from the program in 2003.

Terms and debt repayment schedule

(US$ million)	Total	1 yr or less	1-2 ys	2-3 yrs	3-4 yrs	4-5 yrs	More than 5 yrs
Euro 5.5% bond repayable 2006	1,012			1,012			
Commercial paper at various rates	518	518					
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	198	193	1	1	1	1	1
Receivables factored with recourse	38	38					
Total	**1,766**	**749**	**1**	**1,013**	**1**	**1**	**1**

21. Provisions

(US$ million)	2003	2002	2001
Restructuring provisions (Note 22)	262	273	257
Employee benefits			
- pensions (Note 26)	136	101	119
- other post-retirement benefits (Note 26)	70	112	108
- other long-term employee benefits	53	54	53
Environmental provisions (Note 29)	381	381	355
Provisions for legal and product liability settlements	77	51	75
Other provisions	131	165	99
Total	**1,110**	**1,137**	**1,066**
Current portion of:			
- restructuring provisions	151	128	132
- employee benefits	25	25	36
- environmental provisions	25	18	29
- provisions for legal and product liability settlements	16	12	-
- other provisions	48	39	34
Total current provisions	265	222	231
Total non-current provisions	845	915	835
Total	**1,110**	**1,137**	**1,066**

The following table analyzes the movement in provisions during 2003:

(US$ million)	Balance at January 1, 2003	Charged to income	Release of provisions credited to income	Payments	Reclass-ifications	Translation effects	Balance at December 31, 2003
Restructuring provisions (Note 22)	273	189	(14)	(210)	5	19	262
Employee benefits							
- pensions (Note 26)	101	129	(1)	(110)	(2)	19	136
- other post-retirement benefits (Note 26)	112	15	-	(58)	-	1	70
- other long-term employee benefits	54	8	(1)	(4)	(6)	2	53
Environmental provisions (Note 29)	381	35	(1)	(55)	(1)	22	381
Provisions for legal and product liability settlements	51	22	(11)	(14)	24	5	77
Other provisions	165	61	(11)	(26)	(66)	8	131
Total	**1,137**	**459**	**(39)**	**(477)**	**(46)**	**76**	**1,110**

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total
January 1, 2001	**178**	**172**	**350**
Cash payments	(111)	(241)	(352)
Additions charged to income	91	178	269
Releases credited to income	(7)	1	(6)
Other movements	(2)	5	3
Translation (gains)/losses net	(2)	(5)	(7)
December 31, 2001	**147**	**110**	**257**
Cash payments	(84)	(162)	(246)
Additions charged to income	119	157	276
Releases credited to income	(14)	-	(14)
Reclassifications	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22
December 31, 2002	**170**	**103**	**273**
Cash payments	(110)	(100)	(210)
Additions charged to income	72	117	189
Releases credited to income	(5)	(9)	(14)
Reclassifications	6	(1)	5
Translation (gains)/losses net	12	7	19
December 31, 2003	**145**	**117**	**262**

Restructuring provisions and costs relate to business changes which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations. For the periods presented they relate mainly to Syngenta's business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. The merger restructuring plans are due to complete by the end of 2005.

Approximately 3,950 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2003, and 3,600 employees had already left the group by that date. Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

The charge to income of US$189 million in 2003 mainly represents:

- The plans announced in June 2003 to restructure Syngenta's HQ functions. These involve a reduction of 140 jobs by the end of 2005. The total cost expected to be incurred is US$52 million, which was recognized in 2003. This largely represents employee termination costs.
- Further restructuring of Syngenta's Crop Protection operations in France, involving a reduction of 80 jobs by the end of 2004. The total cost of the restructuring is US$33 million, of which US$29 million was recognized in 2003 and represents employee termination costs.
- Further restructuring of Crop Protection manufacturing facilities. The cost incurred in 2003 was US$43 million.
- Costs of implementing common business processes and systems. Costs incurred in 2003 were US$28 million.
- Restructuring of research and development, and the transfer to Diversa Corporation of biotechnology research activities, announced in December 2002. Provision for contract termination costs of US$10 million was recognized in 2003.
- Approximately 1,000 employees left Syngenta during 2003 as a result of restructuring initiatives.

The charge to income of US$276 million in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta's main research and development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in Quarter 4. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

The charge to income of US$269 million in 2001 arising from the integration of the combined Syngenta businesses represents principally the creation of new organizational structures to replace the previous separate legacy organizations and the plans announced in August 2001 to close certain manufacturing sites and refocus other continuing manufacturing sites.

23. Share capital

The number of ordinary shares of par value CHF 10 authorized, issued and outstanding, and movements during the period, were as follows:

	2003		2002		2001	
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
As at January 1	112.6	(11.0)	112.6	(11.2)	112.6	(11.3)
Issue of ordinary shares under employee share purchase and option plans	-	0.1	-	0.2	-	0.1
As at December 31	**112.6**	**(10.9)**	**112.6**	**(11.0)**	**112.6**	**(11.2)**

24. Cash flows arising from change in net current assets

(US$ million)	2003	2002	2001
Change in inventories	41	98	101
Change in trade and other accounts receivable and other net current assets	94	360	41
Change in trade and other accounts payable	(80)	(50)	(4)
Total	**55**	**408**	**138**

25. Cash flows arising from major business acquisitions and divestments

The following is a summary of the cash flow impact of the major business acquisitions and divestments:

(US$ million)	2003 Acquisitions	2003 Divestments	2002 Divestments	2001 Acquisitions	2001 Divestments
Cash and cash equivalents	-	-	-	(21)	-
Trade and other accounts receivable	-	-	-	(2)	105
Other current assets	-	-	10	-	-
Inventories	-	-	-	(1)	-
Property, plant and equipment	-	6	-	(1)	-
Intangible assets (excluding goodwill)	-	-	-	(10)	15
Other non-current assets	-	-	-	(1)	-
Current and non-current financial debts	-	-	-	-	-
Other liabilities	-	-	-	1	-
Provisions	-	-	-	-	-
Net assets (acquired)/divested	**-**	**6**	**10**	**(35)**	**120**
Acquired/(divested) cash and cash equivalents	-	-	-	21	-
Decrease in investments in associates	-	-	-	11	-
Sub-total	**-**	**6**	**10**	**(3)**	**120**
Goodwill	(6)	-	-	(8)	-
Fair value of shares and warrants issued / (received)	-	(48)	-	-	-
Reduction of equity and minority interests	(23)	-	-	(20)	-
Divestment gains	-	56	1	-	75
Net cash flow	**(29)**	**14**	**11**	**(31)**	**195**

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are "defined contribution" where the company contribution and resulting benefits costs are a set percentage of employees' pay. However, the majority of employees are covered by "defined benefit" plans where benefits are based on employees' length of service and final pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta's main defined benefit pension plans are in the UK, Switzerland and the USA. With effect from January 1, 2002, the defined benefit section of Syngenta's main UK pension plan was closed to employees joining Syngenta after that date. At December 31, 2001, certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at December 31, 2001 and January 1, 2002 in the table below. As part of the January 1, 2002 changes in UK pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. Also, certain elements of the remuneration of Swiss employees are pensionable under a savings arrangement. Employer and employee contributions are paid into a notional savings account within the pension fund. The value of these notional employee accounts is included in the benefit obligation and plan asset figures at December 31, 2001 and January 1, 2002 in the table below. With effect from 2002, this component of the pension plan has been reported as a defined contribution plan. Consequently, US$27 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. Both the reporting changes described above were included in the "other movements" line in the benefit obligation and plan asset roll forward tables for 2002. Neither change had any effect on the reported funded status of the plans, or on net income for 2002.

A summary of the status of the main independent defined benefit plans at December 31, 2003, 2002 and 2001 using actuarial assumptions determined in accordance with IAS 19 (revised 2002) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits		
(US$ million)	2003	2002	2001	2003	2002	2001
Benefit obligation						
At beginning of year	2,849	2,313	2,300	138	113	103
Service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	8
Curtailments and settlements	33	(7)	(28)	-	-	2
Plan amendments	(2)	-	4	(1)	-	(26)
Actuarial (gain)/loss	60	142	(59)	35	21	30
Translation effects	295	300	(58)	2	1	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(6)
Other movements	15	(32)	17	-	-	-
Benefit obligation at end of year	**3,364**	**2,849**	**2,313**	**177**	**138**	**113**

	Pension			Other post-retirement benefits		
(US$ million)	2003	2002	2001	2003	2002	2001
Plan assets at fair value						
At beginning of year	2,287	2,132	2,353	-	-	-
Actual return on plan assets	294	(216)	(176)	-	-	-
Curtailments and settlements	(9)	(12)	-	-	-	-
Translation effects	248	275	(59)	-	-	-
Employer contributions	148	253	87	59	7	8
Employee contributions	19	18	15	-	-	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	5	(62)	(6)	-	-	-
Plan assets at fair value at end of year	**2,840**	**2,287**	**2,132**	**50**	**-**	**-**

	Pension			Other post-retirement benefits		
(US$ million)	2003	2002	2001	2003	2002	2001
Funded status	(524)	(562)	(181)	(127)	(138)	(113)
Unrecognized actuarial (gain)/loss	517	605	124	76	49	31
Unrecognized past service costs/(gain)	-	-	-	(19)	(23)	(26)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(10)	(5)	(2)	-	-	-
Prepaid/(accrued) benefit cost	**(17)**	**38**	**(59)**	**(70)**	**(112)**	**(108)**
Amounts recognized in the balance sheet						
Prepaid benefit costs (Note 17)	193	179	65	-	-	-
Accrued benefit liability	(210)	(141)	(124)	(70)	(112)	(108)
Net amount recognized	**(17)**	**38**	**(59)**	**(70)**	**(112)**	**(108)**

Of the accrued benefit liability for pensions of US$210 million at December 31, 2003, US$136 million is included in Note 21 as pension provisions and US$74 million as restructuring provisions (2002: US$101 million as pension and US$40 million as restructuring; 2001: US$119 million as pension and US$5 million as restructuring).

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows:

	Switzerland		UK		USA		Other plans	Group
At December 31, 2003	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$ m	Fair value US$m	Fair value US$m
Equities	7.0	279	7.5	471	8.5	134	82	966
Property	4.5	114	-	-	8.0	-	-	114
Bonds	4.5	436	4.9	670	6.0	195	131	1,432
Other assets	1.5	88	4.9	114	8.5	25	101	328
Fair value of assets	5.0	917	6.0	1,255	7.5	354	314	2,840
Benefit obligation		(949)		(1,473)		(494)	(448)	(3,364)
Funded status		**(32)**		**(218)**		**(140)**	**(134)**	**(524)**

	Switzerland		UK		USA		Other plans	Group
At December 31, 2002	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair[1] value US$m	Fair[1] value US$m
Equities	7.0	208	7.5	475	9.5	189		
Property	4.5	92	-	-	9.5	5		
Bonds	4.5	382	4.9	381	6.1	68		
Other assets	1.5	47	4.9	133	6.1	53		
Fair value of assets	5.0	729	6.0	989	7.5	315	254	2,287
Benefit obligation		(782)		(1,227)		(460)	(380)	(2,849)
Funded status		**(53)**		**(238)**		**(145)**	**(126)**	**(562)**

	Switzerland		UK		USA		Other plans	Group
At December 31, 2001	Expected[1] rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected[1] rate of return %	Fair value US$m	Fair[1] value US$ m	Fair[1] Value US$m
Equities		244	7.2	527		182		
Property		77	-	-		16		
Bonds		239	5.3	335		103		
Other assets		79	5.3	83		15		
Fair value of assets	5.0	639	6.4	945	9.0	316	232	2,132
Benefit obligation		(556)		(1,070)		(396)	(291)	(2,313)
Funded status		**83**		**(125)**		**(80)**	**(59)**	**(181)**

A legally separate trust was established for Syngenta's US post retirement healthcare plans in 2003. Previously, these plans were unfunded. There are no significant post retirement healthcare plans in countries other than the USA. The plan assets for the US trust at December 31, 2003 were held as cash and cash equivalents.

[1] Comparative data for these plans is available at total plan asset level only.

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits		
(US$ million)	*2003*	*2002*	*2001*	*2003*	*2002*	*2001*
Benefit cost						
Current service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	8
Expected return on plan assets	(145)	(142)	(144)	-	-	-
Employee contributions	(19)	(18)	(15)	-	-	-
Amortization of actuarial loss	25	5	2	7	3	-
Effect of limitation on recognition of surplus	2	1	-	-	-	-
	129	80	62	19	13	10
Past service cost	-	4	4	(3)	(3)	(2)
Curtailments and settlements	46	33	6	-	-	2
Net periodic benefit cost	**175**	**117**	**72**	**16**	**10**	**10**

All the past service cost in 2001, and all the curtailment and settlement expense in 2003, 2002 and 2001, arose as a direct result of merger and restructuring activities and are included in the consolidated income statement in Restructuring and impairment.

In some Syngenta operations, employees are covered by defined contribution plans for pensions. In 2003, contributions and related expense charged to the consolidated income statement for these plans were US$14 million (2002: US$12 million; 2001; US$20 million). Also in 2003 Syngenta contributed US$12 million to 401(k) and similar deferred compensation plans for its US employees (2002: US$14 million; 2001: US$12 million).

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation:

	Pension			Other post-retirement benefits		
Weighted-average assumptions: benefit cost for the year ended December 31	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %
Discount rate	5.2	5.5	5.6	6.7	7.2	7.5
Rate of compensation increase	3.4	3.5	3.6	-	-	-
Expected return on plan assets	5.9	6.3	6.2	-	-	-

	Pension			Other post-retirement benefits		
Weighted-average assumptions: benefit obligation as at December 31	2003 %	2002 %	2001 %	2003 %	2002 %	2001 %
Discount rate	5.0	5.2	5.5	6.2	6.7	7.2
Rate of compensation increase	3.0	3.4	3.5	-	-	-

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2003 was 10%, decreasing in each successive year from 2004 onwards, to reach an ultimate rate of 5% in 2011.

The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

The assumed healthcare cost trend rate at December 31, 2001 was 9%, decreasing in each successive year from 2002 onwards, to reach an ultimate rate of 4.25% in 2010 and thereafter.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2003 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	19	(16)

27. Employee share participation plans

Employee and management share participation plans exist as follows:

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options) was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2003, 2002 and 2001, including the equivalent ADS that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2003, 2002 and 2001.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Lapsed	Outstanding at December 31	Exercisable	Remaining Life (years)
Year to December 31, 2001	76.5	511,500	-	-	(20,000)	491,500	-	9
	83.7	-	423,600	-	(5,100)	418,500	-	9.25
Total for year to December 31, 2001		**511,500**	**423,600**	-	**(25,100)**	**910,000**	-	
Year to December 31, 2002	76.5	491,500	-	-	(36,000)	455,500	-	8
	83.7	418,500	-	-	(41,900)	376,600	-	8.25
	98.0	-	703,818	-	(41,187)	662,631	-	9.25
	98.0	-	340,181	-	-	340,181	-	10.25
Total for year to December 31, 2002		**910,000**	**1,043,999**	-	**(119,087)**	**1,834,912**	-	
Year to December 31, 2003	76.5	455,500	-	(11,600)	(12,000)	431,900	431,900	7
	83.7	376,600	-	-	(35,200)	341,400	1,000	7.25
	98.0	662,631	-	(2,252)	(37,523)	622,856	47,362	8.25
	98.0	340,181	-	-	(3,068)	337,113	18,451	9.25
	59.7	-	698,466	(12,471)	(31,235)	654,760	28,946	9.25
	59.7	-	691,368	-	-	691,368	9,291	10.25
Total for year to December 31, 2003		**1,834,912**	**1,389,834**	**(26,323)**	**(119,026)**	**3,079,397**	**536,950**	

The weighted average fair value of options granted during the year was CHF 17 per option (2002: CHF 30; 2001: CHF 25).

The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. ADS are priced at one fifth of the exercise price of a Swiss option, converted to US dollar at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date. For options holders who retired within the three years of the formation of the company their options vested on November 14, 2003 (except launch grant options), and are exercisable within 24 months of this date. For option holders who retire after this date, options vest on retirement and are exercisable within 24 months of that date.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants could voluntarily defer a part of the 2002 short-term incentive. For the incentive year 2003 the Syngenta Deferred Share Plan will become fully effective and a mandatory part of the 2003 short-term incentive will be allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

40,462 share awards were granted under the 2002 incentive year scheme at a market price of CHF 59.70.

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 110,022 shares (2002: 108,199 shares; 2001: 123,336 shares) were subscribed for, met through a release of treasury shares, at a market value of approximately CHF 75.75 per share (2002: CHF 86.70 per share; 2001: CHF 84.80 per share).

Employee Share Option Savings Plan

In November 2002, a Share Option Savings Plan was introduced for all UK employees. Options are granted at an exercise price which represents a 15% discount to the market price on the Swiss stock exchange (SWX) before the offer. Options over 257,712 ordinary Syngenta AG shares were granted under this scheme in 2002 at an exercise price of British pounds sterling 32.21 and are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan. As at December 31, 2003, the number of these options outstanding was 238,012.

In November 2003, under the same Share Option Savings Plan, UK employees were offered options in Syngenta AG shares at an exercise price of British pounds sterling 29.27, representing a 15% discount to the market price on the Swiss Stock Exchange (SWX) before the offer. Options over 69,059 ordinary Syngenta AG shares were granted under the scheme on December 22, 2003.

28. Transactions and agreements with related parties

Syngenta was formed by Novartis AG ("Novartis") and AstraZeneca PLC ("AstraZeneca") through an agreement to spin-off and merge the Novartis Crop Protection and Seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the "Transactions"). Following the Transactions, Syngenta has operated as an independent company since November 13, 2000, the date of legal separation (the "Separation Date").

Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the Separation Date and to provide for an orderly transition. Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agribusiness, the agreements with Novartis are considered to be related party agreements. Brief descriptions of significant related party agreements follow.

The Separation Agreements outlined below provided for the provision of various services between Syngenta and Novartis on a transitional basis and ensure that both parties have access to necessary information in the future. Certain Separation Agreements also allocate and separate amongst the parties the historic, current and possible future liabilities of the Novartis agribusiness and Zeneca agrochemicals business from the liabilities of the remaining activities of Novartis and AstraZeneca.

Indemnity Matters Agreement

The Indemnity Matters Agreement between Novartis and Syngenta specifies the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Environmental Matters Agreements

The Environmental Matters Agreements between Syngenta, Novartis and AstraZeneca outline the covenants to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operations of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Tax Deed

The Tax Deed allocates Novartis' and Syngenta's responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis.

Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty free and expire on January 4, 2005.

Pension Agreements

The Pension Agreements outlined how the liabilities and assets relating to benefits accrued by employees transferring to Syngenta were to be transferred to Syngenta by AstraZeneca and Novartis, as applicable. Syngenta now operates all its significant employee benefit arrangements independently from Novartis and AstraZeneca.

29. Commitments and contingencies

(US$ million)		2003	2002	2001
Leasing commitments:				
Commitments arising from fixed-term operating leases in effect at December 31 are as follows:				
	2002	-	-	30
	2003	-	13	19
	2004	14	12	18
	2005	11	8	11
	2006	6	3	9
	2007	5	2	-
	2008	4	-	-
	Thereafter	21	4	43
Total		**61**	**42**	**130**
Operating lease expense of current year		**29**	**30**	**31**

	2003	2002	2001
Commitments for the purchase of property, plant and equipment	**30**	**32**	**7**

As of December 31, 2003, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. The approximate payments committed are as follows:

(US$ million)	2003	2002
2003	-	133
2004	131	96
2005	91	64
2006	76	57
2007	61	54
2008	59	-
Thereafter	56	38
Total	**474**	**442**

Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed to these institutions are as follows:

(US$ million)	2003	2002	2001
2002	-	-	52
2003	-	11	32
2004	40	11	21
2005	35	5	5
2006	27	3	2
2007	22	1	-
2008	4	-	-
Thereafter	1	-	1
Total	**129**	**31**	**113**

Syngenta's other long-term commitments are as follows:

(US$ million)	2003	2002	2001
2003	-	12	-
2004	17	2	-
2005	2	2	-
2006	2	1	-
2007	2	1	-
2008	2	-	-
Thereafter	-	2	-
Total	**25**	**20**	-

Contingencies

Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

A number of Group companies are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Syngenta's management, however, the ultimate outcome of the actions referred to will not materially affect Syngenta's financial condition, but could be material to Syngenta's results of operations in a given period.

Environmental Matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the USA, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ("PRP") in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. It is not possible to estimate the amounts expected to be recovered via reimbursement, indemnification or insurance due to the uncertainty inherent in this area.

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta's financial condition but could be material to Syngenta's results of operations in a given period.

30. Principal currency translation rates

		2003 US$	2002 US$	2001 US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:				
	Swiss franc	1.24	1.39	1.68
	British pound sterling	0.56	0.62	0.69
	Japanese yen	106.94	118.72	131.31
	Euro	0.79	0.95	1.13
	Brazilian real	2.90	3.54	2.33
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:				
	Swiss franc	1.35	1.57	1.69
	British pound sterling	0.61	0.67	0.69
	Japanese yen	116.54	125.55	120.63
	Euro	0.89	1.07	1.12
	Brazilian real	3.12	2.89	2.32

31. Financial instruments

Market Risk

Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts and on equities held by defined pension plans. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta's objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates
Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

Interest Rates
Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. In order to manage the volatility of net interest expense, Syngenta may enter into derivative transactions to achieve a desired fixed to floating rate ratio on net debt.

Credit Risk
Syngenta has policies and operating guidelines in place to ensure that treasury and derivative transactions are limited to transactions with high credit quality banks and financial institutions.

Syngenta regularly monitors its exposure to loss from both country and customer risk. Syngenta has policies and operating guidelines in place to reduce the risk of loss by limiting the amount of exposure to individual countries and customers, or requiring additional security against exposures related to them, based on Syngenta's assessment of the risks involved.

Liquidity Risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta's liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Cash Flow Hedges
Syngenta maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward contracts and purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Syngenta uses forward commodity contracts and purchased options to hedge anticipated and committed future purchases. These contracts qualify for hedge accounting and are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement when the related purchases are recorded and recognized in the income statement. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item. Any gains or losses on cash flow hedges arising due to hedge ineffectiveness would be shown in the income statement within Financial expense, net.

Undesignated Hedges
Syngenta also maintains cross currency swaps that (economically) convert its floating euro denominated debt into floating US dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to US dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The hedges relate to on balance sheet exposures as part of the group's committed exposure program. The fair value movements from these transactions are recorded in the income statement.

In 2003, Syngenta used purchased options, based on a basket of equity price indices, to limit its economic exposure to changes in the fair value of equities held by the major defined benefit pension plans which it sponsors. These options were not designated as hedges. Gains and losses on these options are recorded in financial expense, net in the income statement. The changes in fair value of the underlying pension fund equities will affect the reported pension expense in future years. Pension expense is reported within operating income.

The contract values of financial instruments held at December 31, 2003, 2002 and 2001 were as follows:

(US$ million)	2003	2002	2001
Interest Rate Swaps			
Less than one year	-	-	-
One to five years	1,686	1,516	1,106
Five to six years	-	-	-
Cross Currency Swaps			
Less than one year	-	296	-
One to five years	677	677	973
Five to six years	-	-	-
Foreign Exchange Forward Contracts			
Swiss franc	1,226	534	450
British pound sterling	1,254	1,002	756
Other European currencies	714	308	246
US dollar	1,383	1,313	911
Others	312	61	35
Total	**4,889**	**3,218**	**2,398**

Maturities on foreign exchange forward contracts range from 3 to 338 days.

Currency Option Contracts			
Swiss franc	449	570	350
British pound sterling	285	446	334
US dollar	220	232	36
Total	**954**	**1,248**	**720**

Maturities on currency option contracts range from 7 to 372 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta's exposures.

The notional amounts and fair values of the above instruments at December 31, 2003, 2002 and 2001 are as follows:

(US$ million)	Notional Amount			Positive Fair Value			Negative Fair Value		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Interest Rate Swaps	1,686	1,516	1,106	51	38	-	(47)	(57)	(22)
Cross Currency Swaps	677	973	973	347	247	50	-	-	-
Foreign Exchange Forward Contracts	4,889	3,218	2,398	152	62	13	(79)	(37)	(63)
Currency Option Contracts	954	1,248	720	59	42	12	(18)	-	-
Commodity Forward Contracts (designated as cash flow hedges)	43	32	38	3	2	-	-	-	(2)
Of the above:									
Interest Rate Swaps designated as cash flow hedges	1,686	1,516	817	34	31	-	(31)	(47)	(13)
Foreign Exchange Forward Contracts and Currency Option Contracts designated as cash flow hedges	1,552	1,316	749	75	25	-	(36)	-	(2)

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001
Gains/(losses) recognized in equity	(1)	(16)	(13)
Gains/(losses) recognized in net income	(2)	(8)	(5)
Gains/(losses) adjusted against carrying amount of non-current financial debts	2	2	(4)

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2003	2002	2001
Less than one year	-	-	-
One to five years	(1)	(16)	(13)
Five to six years	-	-	-

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001
Gains/(losses) recognized in equity	45	25	(2)
Gains/(losses) recognized in net income	39	43	(6)

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001
Gains/(losses) recognized in equity	11	1	(2)
Gains/(losses) recognized in net income	3	(1)	(1)

The forecasted transactions designated as the hedged items for the above commodity forward contracts are expected to occur and be reported within net income within one year from the balance sheet date.

No gains or losses were reclassified into earnings as a result of cash flow hedges being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.

A cost of US$5 million was recorded in net financial expense in 2003 on a purchased option over a basket of equity price indices, related to equities held by defined benefit pension plans sponsored by Syngenta. The value of equities held by Syngenta's defined benefit pension plans is disclosed in Note 26. There were no similar transactions in 2002 or 2001.

Available-for-sale financial assets

Unrealized gains of US$17 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2003 (2002: loss US$40 million; 2001: loss US$11 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2003. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2002 and 2001.

Off-balance sheet finance

At December 31, 2003, non-recourse factoring amounted to US$6 million (2002: US$14 million: 2001; US$35 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

32. Syngenta's operations, associates and joint ventures as at December 31, 2003

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 "Accounting Policies" for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Argentina					
Syngenta Seeds S.A.	Buenos Aires	100%	ARS	980,000	Sales/Production/ Research
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,898,205	Sales
Australia					
Syngenta Crop Protection Pty Ltd.	Pendle Hill	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Melbourne	100%	AUD	1,000,000	Sales
Bangladesh					
Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production
Belgium					
Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales
Bermuda					
Syngenta Investment Ltd.	Hamilton	100%	BMD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	BMD	120,000	Reinsurance
Brazil					
Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/ Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	833,186,731	Sales/Production/ Research
Canada					
Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000,000	Sales/Production/ Research
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Chile					
Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	2,190,898,985	Sales/Production
China					
Syngenta (Suzhou) Crop Protection Company Limited	Kunshan	95%	CNY	203,747,322	Production
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	10,476,201	Sales/Production/ Research
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	293,564,523	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	Jiangsu Province	94%	CNY	264,900,506	Production
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales
Colombia					
Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production
Costa Rica					
Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales
Czech Republic					
Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Denmark					
Syngenta Seeds A/S	Skaelskor	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales
Egypt					
Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales
France					
Syngenta France S.A.	Saint Cyr l'Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	47,600,000	Sales/Production/ Research
Syngenta Europe Marketing Services S.A.R.L.	Saint Cyr l'Ecole	100%	EUR	10,000	Services
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	16,500,000	Sales/Production
Syngenta Agro. S.A.S.	Saint Cyr l'Ecole	100%	EUR	44,494,545	Sales/Production/ Research
Agrosem S.A.	Sacy-Le-Petit	80%	EUR	290,000	Sales/Production/ Research
C.C. Benoist S.A.	Orgerus	100%	EUR	3,865,552	Sales/Production
Germany					
Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/ Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Greece					
Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production
Guatemala					
Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,000	Sales/Research
Hungary					
Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production/ Research
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales
India					
Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/ Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production
Indonesia					
P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production
Ireland					
Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales
Italy					
Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/ Research
Syngenta Seeds S.p.A.	Madignano	100%	EUR	5,772,000	Sales/Production/ Research
Agra Societa del Seme S.r.l.	Massa Lombarda	100%	EUR	3,400,000	Sales
Syngenta S.p.A.	Milan	100%	EUR	1,976,000	Holding

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Ivory Coast					
Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	3,328,640,000	Sales/Production
Japan					
Syngenta Seeds K.K.	Chiba-ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/ Research
Liechtenstein					
Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance
Luxembourg					
Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg Finance (#1) S.A.	Luxembourg	100%	USD	100,000	Finance
Malaysia					
Syngenta Corporation Sdn. Bhd.	Selangor Darul Ehsan	100%	MYR	10,000,002	Holding
Syngenta Crop Protection Sdn. Bhd.	Selangor Darul Ehsan	85%	MYR	6,000,000	Sales
Mexico					
Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,530,000	Sales/Production/ Research
Morocco					
Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales
Netherlands					
Syngenta International Participations B.V.	Enkhuizen	100%	EUR	907,560	Holding
Syngenta Seeds International B.V.	Enkhuizen	100%	EUR	68,070	Sales
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/ Production/ Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,260,000	Sales/Production/ Research
Syngenta Mogen B.V.	Ridderkerk	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V	Rotterdam	100%	EUR	31,583,103	Sales/Production
Syngenta Crop Protection B.V.	Roosendaal	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Ridderkerk	100%	EUR	18,190	Holding
Syngenta Beta B.V.	Ridderkerk	100%	EUR	18,154	Holding
Syngenta Delta B.V.	Ridderkerk	100%	EUR	20,002	Holding
Syngenta Kappa B.V.	Ridderkerk	100%	EUR	20,001	Holding
Pakistan					
Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production
Panama					
Syngenta S.A.	Panama	100%	USD	10,000	Sales
Philippines					
Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales
Poland					
Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Portugal					
Syngenta Crop Protection – Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales
Russian Federation					
OOO Syngenta	Moscow	100%	RUR	675,000	Sales
Singapore					
Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	500,000	Sales
South Africa					
Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/ Research
South Korea					
Syngenta Seeds Co., Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/ Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production
Spain					
Syngenta Agro S.A.	Madrid	100%	EUR	7,544,827	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/ Research
Sweden					
Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/ Research
Switzerland					
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/ Production/ Research
Syngenta Seeds AG	Basel	100%	CHF	100,000	Holding
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/ Research
Syngenta Crop Protection Schweizerhalle AG	Schweizerhalle	100%	CHF	103,000	Production
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/ Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
SF-Chem AG	Schweizerhalle	75%	CHF	7,200,000	Sales/Production
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,000	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding
Taiwan					
Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales
Thailand					
Syngenta Crop Protection Limited	Bangkok	100%	THB	72,230,400	Sales/Production/ Research

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency [1]	Function of Company
Turkey					
Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production
United Kingdom					
Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Whittlesford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	10,000,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Management Services
Syngenta Europe Limited	Guildford	100%	GBP	1	Management Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/ Research
USA					
Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/ Research
Syngenta Seeds, Inc.	Golden Valley MN	100%	USD	-	Sales/Production/ Research
Syngenta Biotechnology, Inc.	Research Triangle Park, NC	100%	USD	-	Research
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Intellectual Property
GB Biosciences Corporation	Greensboro, NC	100%	USD	-	Production
Zeneca Ag Products Holdings, Inc.	Wilmington, DE	100%	USD	1,000	Holding
Ukraine					
TOV Syngenta	Kiev	100%	USD	15,000	Sales
Vietnam					
Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Democratic Republic of Congo, Croatia, Cuba, Dominican Republic, Ecuador, Finland, Guadeloupe, Iran, Iraq, Kenya, New Zealand, Nigeria, Norway, Paraguay, Peru, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Uruguay, Venezuela, and Zimbabwe.

[1] Currency code used is according to ISO 4217.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2003 it had a market capitalization of INR 7,697,778, 022

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta's consolidated financial statements have been prepared in accordance with IFRS, which as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

(US$ million, except earnings per share amounts)	Notes	2003	2002	2001
Net income/(loss) reported under IFRS		**268**	**(27)**	**34**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	43	46	(288)
Purchase accounting: other acquisitions	b	(67)	(167)	(141)
Restructuring charges	c	32	(3)	-
Pension provisions (including post-retirement benefits)	d	2	1	2
Stock-based compensation	e	(4)	(3)	(3)
Deferred taxes on unrealized profit in inventory	f	36	(4)	5
Impairment losses	g	(3)	(30)	-
Other items	h	(4)	(2)	8
Deferred tax effect on US GAAP adjustments		(41)	24	136
Net income/(loss) reported under US GAAP		**262**	**(165)**	**(247)**
Basic and diluted earnings/(loss) per share under US GAAP		2.57	(1.62)	(2.44)

(US$ million)	Notes	2003	2002	2001
Equity reported under IFRS		**5,053**	**4,350**	**4,086**
US GAAP adjustments:				
Purchase accounting: Zeneca agrochemicals business	a	(494)	(483)	(468)
Purchase accounting: other acquisitions	b	868	931	1,098
Restructuring provisions	c	26	(7)	-
Pension provisions (including post-retirement benefits)	d	(166)	(97)	(3)
Stock-based compensation	e	-	-	-
Deferred taxes on unrealized profit in inventory	f	(3)	(37)	(33)
Impairment losses	g	23	23	-
Other items	h	32	27	28
Deferred tax effect on US GAAP adjustments		(144)	(174)	(291)
Equity reported under US GAAP		**5,195**	**4,533**	**4,417**

(US$ million)	2003	2002	2001
Components of equity in accordance with US GAAP:			
Share capital	667	667	667
Additional paid-in capital	5,174	5,174	5,174
Treasury shares, at cost	(504)	(512)	(518)
Retained deficit	(321)	(518)	(305)
Accumulated other comprehensive income:			
- Currency translation adjustment	168	(263)	(573)
- Unrealized holding gains/(losses) on available-for-sale financial assets	24	2	(11)
- Derivative financial instruments designated as cash flow hedges	66	13	(17)
- Additional minimum pension liability adjustment	(169)	(94)	-
- Deferred taxes	90	64	-
Total	**5,195**	**4,533**	**4,417**

Adoption of Statement of Financial Accounting Standards (SFAS) No. 142

Syngenta has complied with SFAS 142 "Goodwill and Intangible Assets" with effect from 1 January 2002.

As a consequence of the adoption of SFAS 142 as from 1 January 2002, goodwill amortization under US GAAP ceased from that date. SFAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method. Under IFRS, goodwill is still required to be amortized.

The following table presents US GAAP proforma net income and per share amounts for all years exclusive of goodwill amortization, as required by SFAS 142.

(US$ million)	2003	2002	2001
Reported net income/(loss) under US GAAP	262	(165)	(247)
Amortization expense for goodwill and assembled workforce	-	-	42
Adjusted net income/(loss) under US GAAP	**262**	**(165)**	**(205)**
Reported earnings/(loss) per share under US GAAP (basic and diluted)	2.57	(1.62)	(2.44)
Amortization expense for goodwill and assembled workforce	-	-	0.42
Adjusted earnings/(loss) per share under US GAAP (basic and diluted)	**2.57**	**(1.62)**	**(2.02)**

Changes in shareholders' equity in accordance with US GAAP are as follows:

(US$ million)	
January 1, 2001 (US GAAP)	**4,820**
Net loss for the year under US GAAP	(247)
Issuance of shares under employee share purchase plan	6
Unrealized holding gains/(losses) on available-for-sale financial assets	(11)
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	(17)
Foreign currency translation adjustment	(134)
December 31, 2001 (US GAAP)	**4,417**
Net loss for the year under US GAAP	(165)
Issuance of shares under employee share purchase plan	6
Dividends paid to group shareholders	(48)
Unrealized holding gains/(losses) on available-for-sale financial assets	13
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	30
Additional minimum pension liability	(94)
Income taxes (charged)/credited to shareholders' equity	64
Foreign currency translation adjustment	310
December 31, 2002 (US GAAP)	**4,533**
Net income for the year under US GAAP	262
Issuance of shares under employee share purchase plans	8
Dividends paid to group shareholders	(65)
Unrealized holding gains on available-for-sale financial assets	22
Net gains on derivative financial instruments designated as cash flow hedges	53
Additional minimum pension liability	(75)
Income taxes (charged)/credited to shareholders' equity	26
Foreign currency translation adjustment	431
December 31, 2003 (US GAAP)	**5,195**

a: Purchase accounting: Zeneca agrochemicals business

The merger of Novartis agribusiness and Zeneca agrochemicals business on November 13, 2000 resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business.

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption in IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price paid and the fair value of net assets acquired as part of a business combination is capitalized as goodwill but since the adoption of SFAS 142 this is no longer amortized. The allocation of purchase price also differs and is shown below.

The purchase price allocation was as follows under US GAAP:

US GAAP purchase accounting (US$ million)	2003 purchase price allocation	2003 changes	2002 purchase price allocation	2002 changes	2001 purchase price allocation
Intangible assets related to marketed products	1,491	-	1,491	-	1,491
Property, plant and equipment	1,200	-	1,200	-	1,200
Assembled workforce	142	-	142	-	142
Other identifiable intangible assets	149	-	149	-	149
In-process R&D	365	-	365	-	365
Current assets	2,013	-	2,013	-	2,013
Current liabilities	(2,166)	-	(2,166)	-	(2,166)
Other net liabilities	(1,547)	54	(1,601)	23	(1,624)
Goodwill	118	(54)	172	(23)	195
Total	**1,765**	**-**	**1,765**	**-**	**1,765**

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

(US$ million)	2003 Components to reconcile Net Income	2003 Components to reconcile Equity	2002 Components to reconcile Net Income	2002 Components to reconcile Equity	2001 Components to reconcile Net Income	2001 Components to reconcile Equity
Assembled workforce	-	-	-	-	(14)	126
Restructuring	-	-	-	-	81	(3)
Property, plant and equipment	6	(42)	6	(48)	(175)	(54)
Intangible assets – marketed products	2	(42)	2	(44)	(108)	(47)
Other changes	-	-	-	-	(81)	-
Goodwill	35	(410)	38	(391)	9	(490)
Total adjustment	**43**	**(494)**	**46**	**(483)**	**(288)**	**(468)**

Assembled Workforce

Under IFRS, the value assigned to Zeneca agrochemicals business' assembled workforce acquired by Syngenta is treated as goodwill and amortized over 20 years. Under US GAAP, through December 31, 2001, the amortization charge was taken over an estimated average employee service life of 10 years. With effect from January 1, 2002, in accordance with SFAS 142, assembled workforce, net of related deferred taxes of US$42 million, has been reclassified as goodwill.

In-Process Research and Development

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta has expensed in-process research and development of US$365 million in connection with the acquisition of Zeneca agrochemicals business in 2000. US GAAP goodwill was reduced by this amount compared to IFRS goodwill.

Restructuring

In 2001, restructuring costs of US$81 million charged to net income under IFRS were included as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under US GAAP. Also, relocation expenses of US$3 million associated with one restructuring plan, which were not recognized under IFRS, as the employees had not relocated as at December 31, 2001 in accordance with IAS 37, were recognized as a liability and as part of the purchase price allocation under EITF 95-3. In 2002, this item is presented in the line "Restructuring charges" – see item c below.

Property, plant and equipment and Intangible assets related to marketed products

Under IFRS, an intangible asset was recognized during 2001 for two products which achieved registration for sale during the purchase price allocation period but were recognized as in-process research and development in the 2000 financial statements for US GAAP. For US GAAP purposes, in-process research and development has not been adjusted to reflect this capitalization under IFRS.

In 2001, Syngenta reviewed the recoverability of property, plant and equipment and intangible assets related to marketed products associated with certain products reported within the Crop Protection segment, in view of the impact of pre-acquisition changes in selling prices and competitive pressure. While the evaluation of information obtained subsequent to the acquisition date pertaining to events and conditions existing at that date permitted an adjustment to the purchase price allocation pursuant to IAS 22 (Note 3), under US GAAP the post-acquisition evaluation triggered the recognition of an impairment loss pursuant to SFAS 121. Impairment losses of US$282 million were therefore recognized pursuant to SFAS 121 in US GAAP net loss for 2001 in respect of certain products assumed in the Zeneca agrochemicals business combination. The impairment losses were calculated based on discounted net cash flows expected to be generated over the respective estimated product lives. In 2002, the charge for depreciation and amortization of these assets under US GAAP was US$8 million less than under IFRS as a result of the fact that the recoverable amounts of the assets were determined at different dates and were consequently different.

Other changes

SOP 96-1 sets forth the US GAAP accounting and disclosure requirements for environmental remediation liabilities and refers to the guidance in SAB 92 with respect to environmental liabilities assumed in a business. In 2001 Syngenta recorded US$63 million as a purchase accounting allocation adjustment under IFRS, but as a change in estimate within the 2001 net loss under US GAAP. Syngenta also recorded in 2001 US$15 million related to receivables recorded at acquisition date, which were subsequently determined to be uncollectible. Of the US$15 million, US$11 million related to value added tax considered unlikely to be recovered from the respective government authorities. Under US GAAP (SAB 61), the information obtained subsequent to acquisition date, permitting a purchase price allocation adjustment under IAS 22, was accounted for as a change in estimate within the 2001 net loss. Syngenta also recorded in 2001 US$3 million related to an inventory provision. Under IFRS, the documentation supporting the provision provides additional evidence of circumstances at the date of the acquisition balance sheet, and was accounted for as a purchase accounting adjustment, but, as the documentation is post-acquisition, under US GAAP, it was accounted for as a change in estimate within the 2001 net loss.

In 2003, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$54 million (2002: US$23 million) reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition – in this case, after December 31, 2001. Under US GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2003, 2002 and 2001 related to other acquisitions are as follows:

	2003 Components to reconcile		2002 Components to reconcile		2001 Components to reconcile	
(US$ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity
Ciba-Geigy	(84)	779	(174)	864	(134)	1,038
Pre-1995 goodwill	-	81	(8)	81	(10)	89
Merck goodwill	6	(17)	6	(23)	3	(29)
Other goodwill	11	25	9	9	-	-
Total	**(67)**	**868**	**(167)**	**931**	**(141)**	**1,098**

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, was formed in 1996 by the merger of Sandoz and Ciba-Geigy. The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for US GAAP the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore has been accounted for as a purchase under US GAAP. The merger was consummated before the effective date of Interpretation 9 of the SIC on accounting for business combinations. Under US GAAP, Sandoz is deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Syngenta has specifically identified the fair value adjustments of the Ciba-Geigy US GAAP purchase price allocation that pertain to Syngenta.

The fair value of net assets acquired exceeded the purchase price resulting in negative goodwill of US$1,163 million which was allocated to the acquired non-current, non-monetary assets. The recording of deferred tax assets and liabilities related to the temporary differences between the assigned fair values of assets and liabilities and their respective tax bases resulted in the allocation of a deferred tax adjustment to the net assets purchased.

The fair value of the non-current, non-monetary assets on the date of acquisition has been reduced proportionately by negative goodwill. The final values assigned were as follows:

(US$ million)	
Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471
Total	**5,476**

The main component of the equity and income adjustments related to the Ciba-Geigy US GAAP purchase accounting adjustment represents the net book value and amortization of acquired intangible assets over their useful lives. At the combination date, these assets were recorded at fair value for US GAAP. They were not recorded for IFRS in accordance with uniting of interests accounting.

Also, a product was divested in 2001 in compliance with requirements of the competition authorities on formation of Syngenta. The retirement of the US GAAP carrying amount of the related intangible asset of US$21 million is included in the adjustment for 2001.

The US GAAP fair values of certain former Ciba-Geigy products have been reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$83 million has been recorded against the US GAAP carrying amount of certain product rights and this loss is included in the adjustment for 2002. An impairment loss of US$16 million was recorded in the adjustment for 2001.

Pre-1995 Goodwill

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption under IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under US GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill, but since the adoption of SFAS 142 this is no longer amortized.

Prior to January 1, 1995, Syngenta wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill, and, in respect of 2001 and prior years, amortization of that goodwill. In accordance with SFAS 142, the goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use, must be charged as an expense at the time of acquisition. In accordance with US GAAP, Syngenta expensed in-process research and development of US$38 million in 1997 in connection with the acquisition of product rights and related net assets from Merck & Co., Inc. As a result, the goodwill amount recognized under IFRS was higher than under US GAAP. In accordance with SFAS 142, the goodwill ceased to be amortized for US GAAP with effect from January 1, 2002, but continued to be amortized for IFRS.

Other goodwill

The adjustment for Other goodwill mainly represents the amortization expense charged in accordance with IFRS on goodwill arising from the business combinations detailed in Note 3 to the financial statements. In accordance with SFAS 142, this goodwill has not been amortized.

c: Restructuring charges

Under IFRS, restructuring charges are accrued against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. However, relocation costs cannot be recognized as liabilities until an employee actually relocates. Provision is made for the cost of terminating contracts which have or will become onerous as a result of restructuring plans when it becomes probable that the costs of fulfilling the contract exceed the economic benefits Syngenta will obtain from it.

Exit or disposal activities initiated before January 1, 2003 have continued to be accounted for in accordance with EITF 94-3 and 95-3. Under EITF 95-3, relocation costs of US$3 million were recognized in 2001 in respect of an announced plan to relocate former Zeneca agrochemicals business employees where relocations had not yet taken place. This adjustment is shown in the line "Purchase Accounting; Zeneca agrochemicals" in the net income and equity US GAAP reconciliations for 2001.

For US GAAP, Syngenta has applied SFAS No. 146 to exit and disposal initiatives initiated after December 31, 2002. These include restructuring of Syngenta's global HQ functions and of Crop Protection commercial operations in France. Certain employees affected by each of these restructuring initiatives will continue to work beyond the minimum retention period stipulated by SFAS 146. Where this is the case, SFAS 146 requires that employee termination costs are accrued rateably over the remaining service period of the employees. SFAS 146 also requires onerous contract termination costs to be recognized only when legal notice of termination has been given or an agreement to terminate has been made, or, for onerous leases, when the leased premises have been vacated. Consequently, restructuring charges of US$32 million which have been recognized for IFRS in net income for the year ended December 31, 2003 will be recognized for US GAAP in future periods, as the employees complete their remaining service.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under US GAAP:

(US$ million)	2003	2002	2001
Restructuring provisions in accordance with IFRS	262	273	257
Adjustments in restructuring provisions to accord with US GAAP	(26)	7	3
Restructuring provisions in accordance with US GAAP	**236**	**280**	**260**

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2003	2002	2001
Employee termination costs	(21)	7	3
Other third party costs	(5)	-	-
Adjustments to restructuring provisions to accord with US GAAP	**(26)**	**7**	**3**

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2003	2002	2001
Employee termination costs	124	177	150
Other third party costs	112	103	110
Restructuring provisions in accordance with US GAAP	**236**	**280**	**260**

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2003	2002	2001
Total charges in accordance with IFRS	175	262	263
Adjustments in restructuring charges to accord with US GAAP	(32)	3	(81)
Restructuring charges in accordance with US GAAP	**143**	**265**	**182**

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2003	2002	2001
Restructuring provision recognition	(32)	3	-
Fair value adjustments (Note 33a)	-	-	(81)
Adjustments to restructuring charges to accord with US GAAP	**(32)**	**3**	**(81)**

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 2002), "Employee Benefits". For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions," other post-employment benefits are recorded in accordance with SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised 2002) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans.

Certain defined benefit pension plan amendments resulted in US$nil million (2002: US$2 million; 2001: US$5 million) of past service costs, which were recognized in net income under IAS 19 (revised 2002) but will be amortized over the average future working lives of employees for US GAAP as required by SFAS 87.

Curtailment and settlement gains were recognized in 2003, 2002 and 2001 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2002), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses (2002: certain losses; 2001: certain gains) recognized for IFRS in net income (2002: net loss; 2001: net income) have not been recognized for US GAAP. Also, under IAS 19 (revised 2002), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, in 2002 and 2001, certain gains recognized for IFRS have not been recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain losses recognized for IFRS in net income (2002: net loss; 2001: net income) have not been recognized for US GAAP, while certain gains were recognized for US GAAP in 2003 which were recognized for IFRS in previous periods.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2003	2002	2001
Asset/(liability) recognized for IFRS	(17)	38	(59)
Difference in unrecognized past service costs	5	6	5
Additional minimum pension liability for US GAAP	(169)	(94)	-
Effect of curtailment recognition timing on reported funded status	(6)	(9)	(1)
Difference in unrecognized actuarial gains and losses	14	14	(2)
Prepaid asset/(liability) recognized for US GAAP	**(173)**	**(45)**	**(57)**
Net periodic benefit cost recognized for IFRS	175	117	72
Past service cost	2	(2)	(5)
Curtailment and settlement gains/(losses)	(3)	(10)	3
Amortization of actuarial amounts	1	3	-
Net periodic benefit cost recognized for US GAAP	**175**	**108**	**70**

Other post-retirement benefits

(US$ million)	2003	2002	2001
Liability recognized for IFRS	(70)	(112)	(108)
Difference in unrecognized amounts	(11)	(13)	(5)
Liability recognized for US GAAP	**(81)**	**(125)**	**(113)**
Net periodic benefit cost recognized for IFRS	16	10	10
Amortization of actuarial amounts	(2)	8	-
Net periodic benefit cost recognized for US GAAP	**14**	**18**	**10**

e: Stock-based compensation

Syngenta does not account for stock-based compensation expense in the income statement under IFRS, as it is not required. Under US GAAP, Syngenta has applied the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations ("APB No. 25"), in accounting for all stock-based compensation plans for all periods presented in these financial statements.

The Syngenta Long-Term Incentive Plan – Stock Options (previously referred to as the Executive Stock Option Plan) is considered to be fixed under APB No. 25, as the number of shares to be issued and exercise price were both known at the date of grant. No compensation expense was recorded as the exercise price exceeded the market price on the date of grant.

In 2001, Syngenta introduced an Employee Share Purchase Plan for employees in certain Swiss subsidiaries. This plan was considered to be compensatory based on the amount of the discount allowed for employee share purchases. For US GAAP, compensation expense of US$3 million (2002: US$3 million, 2001: US$3 million) was recorded at the grant date, calculated as the spread between the share price on the date of purchase and the purchase price. Under IFRS, this amount was recorded as a movement in shareholders' equity. 110,022 shares were sold to Syngenta employees during 2003 (2002: 108,199, 2001: 123,336 shares). The discount to the Syngenta share price was 50% (2002: 50%, 2001: 50%).

In December 2002, Syngenta introduced an Employee Share Option Plan for employees in its UK subsidiaries. Options are granted at a 15% discount to market value of the shares at grant date, and vest after 3 or 5 years depending on the savings plan selected by individual employees. This plan is considered to be compensatory based on the length of the vesting period, in accordance with EITF 00-23. Compensation expense of US$1 million was recorded in 2003 for this plan under the intrinsic value method.

Syngenta also introduced a Deferred Share Plan under which certain employees can take part of their annual incentive compensation award in the form of shares, and Syngenta awards matching shares subject to a three year vesting period. This plan is considered to be fixed because the number of matching shares to be issued is known at grant date. 41,462 deferred shares were issued under this scheme during 2003.

SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" require entities which have applied the intrinsic value method to provide additional disclosures showing amounts which would have been reported in the financial statements if the fair value based method of accounting for stock-based compensation had been applied:

(US$ million)	2003	2002	2001
Net income/(loss) under US GAAP, as reported	262	(165)	(247)
Stock-based employee compensation cost under US GAAP, as reported	4	3	3
Stock-based employee compensation cost which would have been reported for US GAAP under the fair value based method	(18)	(12)	(7)
Proforma net income/(loss) under US GAAP, as if the fair value based method had been applied	**248**	**(174)**	**(251)**
Basic and diluted earnings/(loss) per share under US GAAP, as reported	2.57	(1.62)	(2.44)
Proforma basic and diluted earnings/(loss) per share under US GAAP as if the fair value based method had been applied	**2.44**	**(1.71)**	**(2.47)**

The weighted average assumptions used in determining fair value of option grants were as follows:

(US$ million)	2003	2002	2001
Dividend yield	1.3%	1.4%	1.4%
Expected volatility	27.0%	22.8%	22.8%
Risk-free interest rate	2.2%	3.4%	4.5%
Expected life	7 years	10 years	10 years

Actual dividend yield may vary from the assumptions used above.

f: Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, US GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller's tax expense incurred upon the intercompany sale.

g: Impairment losses

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This led to impairments of US$23 million being recognized for the year ended December 31, 2002. Since the adoption of SFAS 142, under US GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of reporting unit. Under SFAS 131, Syngenta's operating segments are the same as its reportable segments.

Hence under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2003 and 2002. As a result in 2002, impairment was recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2003 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$3 million (2002: US$53 million; 2001: US$nil) within the US GAAP net income (2002: net loss; 2001: net income) in relation to these assets.

Gross proceeds from the sale of available-for-sale financial assets during 2003 were US$4 million (2002: US$3 million; 2001: US$3 million).

Syngenta's share of the unrealized losses on available-for-sale securities held by an associated company is US$2 million on a post-tax basis, according to the most recent valuations available at December 31, 2003.

h: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$5 million, US$1 million and US$11 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2003, 2002 and 2001 respectively. This amount is net of amortization expense of US$2 million, US$4 million and US$1 million respectively.

(2) Capitalized software

Syngenta capitalized software costs in accordance with IAS 38 as from January 1, 2000. For US GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs were amortized over a three-year period. Under US GAAP, for the years ended December 31, 2002, and 2001 related amortization would have exceeded the relevant capitalized software costs by US$3 million and US$2 million respectively. There is no difference in amortization expense for 2003.

(3) Cash flow hedges

Recognition in net income of US$9 million of unrealized gains on derivative financial instruments has been deferred for US GAAP in 2003 in accordance with the guidance in SFAS 133 implementation issue H13.

Additional US GAAP disclosures

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$276 million, US$296 million, and US$290 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)	
2004	265
2005	261
2006	260
2007	223
2008	208

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 were as follows:

(US$ million)	2003	2002	2001
January 1	506	458	521
Movements due to purchase business combinations	(48)	(23)	(10)
Amortization expense	-	-	(33)
Impairment losses	(2)	-	(19)
Other movements	-	62	5
Translation effects	3	9	(6)
December 31	**459**	**506**	**458**

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2003	2002	2001
January 1	387	331	388
Movements due to purchase business combinations	(48)	(23)	(11)
Amortization expense	-	-	(23)
Impairment losses	(2)	-	(17)
Other movements	2	70	(1)
Translation effects	-	9	(5)
December 31	**339**	**387**	**331**

Seeds

(US$ million)	2003	2002	2001
January 1	119	127	133
Movements due to purchase business combinations	-	-	1
Amortization expense	-	-	(10)
Impairment losses	-	-	(2)
Other movements	(2)	(8)	6
Translation effects	3	-	(1)
December 31	**120**	**119**	**127**

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2003 was US$121 million (2002: US$121 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2003, 2002 and 2001 were US$179 million, US$152 million and US$144 million respectively. Advertising and promotion costs are expensed as incurred.

Taxes

Income tax expense in accordance with US GAAP consists of the following:

(US$ million)	2003	2002	2001
Current	(177)	(153)	(144)
Deferred	34	104	209
Total income tax (expense)/benefit	**(143)**	**(49)**	**65**

Deferred income taxes in accordance with US GAAP consist of the following:

(US$ million)	2003	2002	2001
Assets associated with:			
- inventories	136	102	99
- accounts receivable	62	60	42
- property, plant and equipment	14	12	6
- pension and employee costs	147	141	93
- other provisions	240	198	283
- net operating losses	344	211	231
- financial instruments, including derivatives	14	22	21
- other	83	68	54
Total assets	1,040	814	829
Less valuation allowance	(312)	(203)	(209)
Total assets, net	**728**	**611**	**620**
Liabilities associated with:			
- property, plant and equipment depreciation	224	221	207
- intangible assets	742	790	897
- pension and employee costs	32	27	6
- inventories	35	33	23
- financial instruments, including derivatives	85	54	57
- other provisions and accruals	152	131	249
Total liabilities	**1,270**	**1,256**	**1,439**
Net deferred tax asset/(liability)	**(542)**	**(645)**	**(819)**

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta's effective tax rate.

The net change in the total valuation allowance for the periods ended December 31, 2003, 2002 and 2001 was an increase of US$109 million, a decrease of US$6 million and an increase of US$92 million respectively.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)	2003	2002	2001
January 1	(203)	(209)	(117)
Net operating losses and deductible temporary differences:			
- arising during the period but not recognized	(101)	(57)	(73)
- which arose in previous periods and were recognized in the period	(6)	23	(25)
- which expired during the period	1	-	2
Translation effects	(3)	40	4
December 31	**(312)**	**(203)**	**(209)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2003. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Switzerland, Brazil, Argentina, the Netherlands and the USA.

Certain reclassifications have been made to the 2002 and 2001 deferred tax assets and liabilities in order to present them in a manner consistent with 2003.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2003, 2002 and 2001 are given below.

	2003 %	2002 %	2001 %
Statutory tax rate	25	25	25
Overseas income taxed at different rates	(18)	(1)	15
Effect of disallowed expenditures	12	(22)	(6)
Effect of utilization of previously unrecognized deferred tax assets	(17)	21	2
Effect of non-recognition of tax losses in current year	17	(15)	(23)
Effect of change in tax rates on opening deferred tax balances	-	(9)	-
Increase in valuation allowance against previously recognized deferred tax assets	3	(33)	-
Changes in prior year estimates and other items	13	(11)	8
Effective tax rate	**35**	**(45)**	**21**

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2003, 2002 and 2001 would be allocated as follows:

(US$ million)	2003	2002	2001
Income tax benefit that would be reported in the consolidated statement of net income	270	155	161
Goodwill	42	48	48
Total	**312**	**203**	**209**

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission but is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IAS and US GAAP.

Comprehensive income

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. *The additional disclosures required under US GAAP are as follows:*

(US$ million)	2003	2002	2001
Net income/(loss) under US GAAP	262	(165)	(247)
Other comprehensive income:			
Unrealized holding gains/(losses) on available-for-sale financial assets	22	13	(11)
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	53	30	(17)
Foreign currency translation adjustment	431	310	(134)
Additional minimum pension liability adjustment	(75)	(94)	-
Income tax charged to other comprehensive income	26	64	-
Comprehensive income/(loss) under US GAAP	**719**	**158**	**(409)**

The income tax (charged)/credited to equity on these items was as follows:

(US$ million)	2003	2002	2001
On unrealized holding gains/(losses) on available-for-sale financial assets	(3)	3	-
On unrealized gains/(losses) on derivative financial instruments designated as cash flow hedges	(11)	(1)	-
On additional minimum pension liability	22	38	-
On equity movements associated with spin-off from Novartis AG	-	8	-
On items included in foreign currency translation adjustment	18	16	-
Total tax (charge)/credit on comprehensive income/(loss)	**26**	**64**	**-**

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension			Other post-retirement benefits		
(US$ million)	2003	2002	2001	2003	2002	2001
Benefit obligation						
At beginning of year	2,884	2,325	2,300	138	113	105
Current service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	7
Curtailments and settlements	13	12	(16)	-	1	2
Net liability assumed from spin-off from Novartis benefit plan	-	-	5	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	-	-	-	2
Plan amendments	(2)	-	4	(1)	-	(27)
Actuarial (gain)/loss	60	142	(59)	35	20	30
Foreign currency translation	299	304	(58)	2	1	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	14	(32)	12	-	-	-
Benefit obligation at end of year	**3,382**	**2,884**	**2,325**	**177**	**138**	**113**
Plan assets at fair value						
At beginning of year	2,313	2,143	2,353	-	-	-
Actual return on plan assets	294	(216)	(152)	-	-	-
Curtailments and settlements	(24)	-	(13)	-	-	-
Net assets assumed from spin-off from Novartis benefits plans	-	-	8	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	(14)	-	-	-
Foreign currency translation	249	278	(59)	-	-	-
Employer contributions	148	253	87	59	7	8
Employee contributions	19	18	15	-	-	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	5	(62)	-	-	-	-
Plan assets at fair value at end of year	**2,852**	**2,313**	**2,143**	**50**	**-**	**-**
Funded status	**(530)**	**(571)**	**(182)**	**(127)**	**(138)**	**(113)**
Unrecognized past service cost/(gain)	5	6	5	(18)	(20)	-
Unrecognized actuarial (gain)/loss	520	614	120	64	33	-
Additional minimum liability adjustment	(168)	(94)	-	-	-	-
Prepaid/(accrued) benefit cost	**(173)**	**(45)**	**(57)**	**(81)**	**(125)**	**(113)**
Amounts recognized in the balance sheet						
Prepaid benefit costs	159	168	67	-	-	-
Accrued benefit liability	(332)	(213)	(124)	(81)	(125)	(113)
Net amount recognized	**(173)**	**(45)**	**(57)**	**(81)**	**(125)**	**(113)**
Benefit cost						
Current service cost	113	99	98	2	2	2
Past service cost/(gain)	2	2	-	(3)	(3)	(1)
Interest cost	153	135	121	10	8	8
Expected return on plan assets	(145)	(142)	(144)	-	-	(1)
Employee contributions	(19)	(18)	(15)	-	-	-
Amortization of actuarial (gain)/loss	28	9	-	5	12	-
	132	85	60	14	19	8
Curtailments and settlements	43	23	10	-	(1)	2
Net periodic benefit cost	**175**	**108**	**70**	**14**	**18**	**10**

Principal actuarial assumptions are given in Note 26.

All significant plans were measured as of December 31 in each year presented.

The accumulated benefit obligation for all defined benefit pension plans was US$2,882 million at December 31, 2003. Comparative figures are not presented because they are not available for certain plans.

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2003	2002	2001
Projected benefit obligation as at December 31	2,131	491	-
Accumulated benefit obligation as at December 31	1,901	401	-
Fair value of plan assets as at December 31	1,638	315	-

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2003	2002	2001
Funded plans:			
Projected benefit obligation as at December 31	3,047	2,615	1,500
Fair value of plan assets as at December 31	2,655	2,157	1,285
Unfunded plans:			
Projected benefit obligation as at December 31	143	118	86

An analysis of defined benefit pension plan assets by type of asset at December 31, 2003, with weighted average target asset allocation ranges, is as follows:

	Market Value		Target Allocation %	
Asset Category	US$ m	Percentage	Min	Max
Total Equity Securities	966	34	30	45
Debt Securities	1,431	50	45	60
Real Estate	114	4	0	10
Other	341	12	5	15
Total Assets	**2,852**	**100**		

Investment policies and strategies are determined separately for each of the major defined benefit pension plans. Asset allocation strategies are set with the aim of ensuring that:

- investment return objectives are balanced against volatility risk;
- sufficient liquid or readily realizable assets are held to meet any unexpected cash flow requirements arising from foreseeable circumstances;
- responsibility for day-to-day investment decisions is diversified across a range of Investment Managers with different investment styles;
- currency risk is minimized through the use of derivatives; and
- political risk is reduced by diversification of assets across many countries.

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds which it sponsors. The rate of return assumption for each fund is determined after taking professional advice from independent actuaries or investment advisers, taking into account the investment performance benchmarks set by the governing body of the pension fund. Historical rates of return and the investment outlook for the future are both considered.

Syngenta's best estimate of employer contributions to be paid to defined benefit plans in 2004 is US$170 million, including US$50 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2004.

Variable Interest Entity (VIE)

As disclosed in Note 15 to the financial statements, Syngenta has a 34% equity interest in the North American Nutrition and Agribusiness Fund, LLP ("NANAF"), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta's potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the USA and Canada. Syngenta's involvement with NANAF began in 1999. Syngenta's 34% interest is valued at US$13 million as disclosed in Note 15. This represents Syngenta's proportionate share of the fair value of the total investments in the fund. Syngenta's maximum exposure to potential loss is this amount, together with potential future investment of US$10 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$10 million is included in the US$25 million "Other commitments" disclosed in Note 29.

34. Effect of new accounting pronouncements

International Financial Reporting Standards

IAS 41, "Agriculture", requires living animals and plants and agricultural produce at the point of harvest to be valued at fair value less estimated point-of-sale costs. Syngenta adopted IAS 41 on January 1, 2003. IAS 41 is not relevant to Syngenta's Crop Protection segment, but is relevant to the Seeds segment. The adoption of IAS 41 did not have a material effect on Syngenta's consolidated financial statements.

"Improvements to International Accounting Standards", containing revisions to thirteen existing IASs and the withdrawal of IAS 15, "Information Reflecting the Effects of Changing Prices", was issued in December 2003, and will be mandatory for Syngenta with effect from January 1, 2005. Syngenta has not adopted the Improvements standards in these consolidated financial statements. Syngenta is in the process of determining which of the changes contained in the revised standards will affect its financial statements. To date, Syngenta has identified that the following changes either will or may have an effect:

- IAS 1 (revised 2003), "Presentation of Financial Statements" requires disclosure in the notes to the financial statements of the key judgements made by management in applying critical accounting policies, and of the key sources of uncertainty in estimates affecting the financial statements. It also requires minority interests to be presented in the face of the income statement as an allocation of net income along with net income attributable to equity shareholders of the parent entity, and requires minority interests to be presented on the balance sheet within shareholders' equity. Adoption of this latter requirement will involve minor changes to the format of the income statement and balance sheet.

- IAS 16 (revised 2003), "Property Plant and Equipment" and the amendments contained in it to IAS 38, "Intangible Assets", require a formal annual review of the useful lives, depreciation and amortization rates and methods and residual values of all property, plant and equipment and intangible assets. Previously, each asset was required to be reviewed periodically, with the result that not every asset was reviewed in every period. Changes to useful lives, residual values and depreciation methods must be applied prospectively. Syngenta is not aware that any material effect on depreciation expense shown in the financial statements will result from adopting this requirement. However, this cannot be determined until the revised review process has been implemented. IAS 16 (revised 2003) also introduces revised guidance for accounting for spare parts, and for replacement of components of an asset. Syngenta will review its accounting policy in these areas in the light of the revised requirements, but does not believe that the carrying amounts of property, plant and equipment or inventories or the amount of depreciation expense will be materially affected.

- IAS 21 (revised 2003), "The Effects of Changes in Foreign Exchange Rates", requires goodwill and fair value adjustments arising on business combinations to be accounted for in the currency(ies) of the acquired entity(ies). To implement this requirement, Syngenta will change its existing accounting policy, under which these items are accounted for in US dollars. Syngenta intends to apply the new requirement prospectively to future business combinations, as permitted by IAS 21 (revised 2003). Therefore, amounts presented in the 2003 consolidated financial statements will be unaffected.

- IAS 24 (revised 2003), "Related Party Disclosures", requires certain additional information about related party transactions to be disclosed, and includes sponsored employee benefit plans within the definition of related parties for this purpose.

- IAS 28 (revised 2003), "Investments in Associates" also requires certain additional information about associates to be disclosed. Certain of these additional disclosure requirements may be directly relevant to Syngenta.

- IAS 32 (revised 2003), "Financial Instruments: Disclosure and Presentation", and IAS 39 (revised 2003), "Financial Instruments: Recognition and Measurement", were issued in December 2003, and will be mandatory for Syngenta with effect from January 1, 2005. Syngenta has not adopted the two revised Financial Instruments standards in these consolidated financial statements. Syngenta is in the process of determining whether and how the financial statements will be affected by the revised Financial Instruments standards. The transitional provisions of these revised standards require retroactive application for most of the proposed changes, unless impracticable. It is possible, therefore, that financial statements for periods before the date Syngenta adopts the revised standards may be affected.

US GAAP

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard became effective for Syngenta from January 1, 2003. SFAS No. 143 applies to legal obligations for demolition, restoration and abandonment costs. As part of the restructuring plans described in Note 22, Syngenta has announced plans to abandon certain manufacturing sites and has established provisions accordingly. Adoption of SFAS No. 143 did not have a material effect on the consolidated financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was adopted by Syngenta with effect from January 1, 2003 and applies to exit and disposal activities initiated after December 31, 2002. Therefore it had no effect on the opening balance of consolidated retained earnings at January 1, 2003. SFAS No. 146 superseded EITF 94-3. Restructuring costs of US$32 million, which would have been recognized in net income for the year ended December 31, 2003 had EITF 94-3 still been in force, will be recognized in later periods in accordance with SFAS No. 146.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", issued in April 2003, amends SFAS No. 133 and is effective for transactions entered into after June 30, 2003. Adoption of SFAS No. 149 had no impact on Syngenta's 2003 financial statements.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", was issued in May 2003. Syngenta has no financial instruments in issue which are within the scope of SFAS No. 150.

FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which was published in November 2002, clarifies the requirements for the recognition of a liability by a guarantor on issuing a guarantee, and addresses the disclosures to be made by the guarantor. Syngenta adopted the disclosure requirements of FIN No. 45 in the 2002 consolidated financial statements. Syngenta adopted the recognition requirements with effect from January 1, 2003. Adoption had no material effect on the 2003 consolidated financial statements.

FASB Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities", was published in December 2003, and clarified the application of ARB No. 51 to certain entities where a controlling financial interest is achieved without majority voting interest. Certain requirements of FIN No.46 are mandatory for, and were adopted by Syngenta with effect from, January 1, 2003. These had no effect on the financial statements, other than to require the disclosures given by Syngenta in Note 33. The remaining requirements will be mandatory for Syngenta from January 1, 2004. Syngenta has not identified any material variable interest entity of which it would be regarded as the primary beneficiary under FIN No. 46 and which it would consequently have to consolidate. Therefore, Syngenta does not anticipate that full adoption of FASB Interpretation No. 46 (Revised) will have a material effect on the consolidated financial statements.

EITF 00-21, "Revenue Arrangements with Multiple Deliverables", was issued in November 2002, and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to Syngenta with effect from January 1, 2004. Syngenta does expect to earn revenue from multiple-deliverable arrangements in 2004 and future years. Syngenta's accounting policies for the recognition and measurement of these revenues are described in Note 2. Transactions recognized in the consolidated financial statements for 2003 and prior years are not affected.

EITF 01-8, "Determining Whether an Arrangement Contains a Lease", was issued in May 2003, and will become effective for agreements Syngenta enters into or modifies from January 1, 2004.

EITF 03-4, "Determining the Classification and Benefit Attribution Method for a "Cash Balance" Pension Plan was issued in May 2003. In the opinion of Syngenta no significant pension plan which it sponsored during any of the periods presented in these consolidated financial statements is a cash balance pension plan as defined by EITF 03-4. Therefore, adoption of EITF 03-4 had no effect on the financial statements.

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the Medicare Act) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. Syngenta provides post-retirement benefits to certain United States employees. The benefits provided are impacted by the Medicare Act. SFAS 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions", requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. In response to the Medicare Act and the requirements of SFAS 106, the Financial Accounting Standards Board (FASB) released FASB Staff Position No. 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-1).

FSP 106-1 provided a one-time election to defer accounting for the effects of the Medicare Act until further guidance on the accounting for the new Medicare features is released. Syngenta has elected to defer the accounting for the effects of the Medicare Act. Accordingly, the consolidated financial statements and the accompanying notes as of and for the year ended December 31, 2003 do not reflect the effects of the Medicare Act. Further guidance, when issued, could require Syngenta to change previously reported information.

35. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 10, 2004.

ERNST & YOUNG

To the general meeting of
Syngenta AG, Basel

Basel, February 10, 2004

Report of the group auditors

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) as presented on pages 39 to 111 of Syngenta AG for the year ended December 31, 2003 and 2002. Other group auditors audited the 2001 corresponding figures.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing (ISA), and the auditing standards generally accepted in the United States. Those standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements give a true and fair view of the financial position, the results of operations, the cash flows and the statement of changes in equity in accordance with International Financial Reporting Standards and comply with Swiss law.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for of the year ended December 31, 2003 and 2002, and of the consolidated shareholders' equity as of December 31, 2003 and 2002, to the extent summarized in note 33 of the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

Ernst & Young Ltd.

Conrad Löffel	Jürg Zürcher
Swiss Certified Accountant	Swiss Certified Accountant

PRICEWATERHOUSECOOPERS KPMG

Report of the Joint Group Auditors

To the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Group Auditors, we have audited the accompanying consolidated financial statements (consolidated income statement, balance sheet, cash flow statement, statement of changes in equity and notes) of Syngenta AG for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and the results of operations and the cash flows for the year ended December 31, 2001 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the year ended December 31, 2001 and of the consolidated shareholders' equity as of December 31, 2001 to the extent summarized in note 33 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Clive Bellingham   Gerd Tritschler

Basel, February 27, 2002

KPMG Fides Peat

Christopher Stirling   Erik F. J. Willems

Zurich, February 27,2002

Income Statement

(for the year from January 1, to December 31, 2003 and from January 1, to December 31, 2002)

	Year ended December 31, 2003 CHF millions	Year ended December 31, 2002 CHF millions
Income		
Dividend income	194	140
Income from financial assets	6	5
Total income	**200**	**145**
Expenses		
Financial expenses	(15)	(20)
Administrative expenses	(25)	(23)
Taxes	(2)	(2)
Total expenses	**(42)**	**(45)**
Net income	**158**	**100**

Balance Sheet (prior to earnings appropriation)
(at December 31, 2003 and December 31, 2002)

	Notes	2003 CHF millions	2002 CHF millions
ASSETS			
Non-current assets (financial assets)			
Investments	3	4,055	4,055
Investment in Partnership	3	2	2
Loans to subsidiaries	3	37	-
Total non-current assets		**4,094**	**4,057**
Current assets			
Receivables from subsidiaries		9	1
Accrued income and other current assets		1	-
Marketable securities (including treasury shares)	4	855	866
Total current assets		**865**	**867**
TOTAL ASSETS		**4,959**	**4,924**
EQUITY AND LIABILITIES			
Equity			
Share capital	5	(1,126)	(1,126)
Reserves			
Legal reserves			
- *General reserve, including share premium*	6	(263)	(263)
- Reserve for treasury shares	6	(855)	(866)
Free reserves	6	(1,993)	(1,982)
Total reserves		(3,111)	(3,111)
Earnings brought forward	6	(81)	(67)
Net income of the period		(158)	(100)
Total available earnings		(239)	(167)
Total equity		**(4,476)**	**(4,404)**
Liabilities			
Accounts payable and accrued liabilities			
- subsidiaries		(481)	(518)
- others		(2)	(2)
Total liabilities		**(483)**	**(520)**
TOTAL EQUITY AND LIABILITIES		**(4,959)**	**(4,924)**

Proposal for the Appropriation of Available Earnings

	Year ended December 31, 2003 CHF millions	Year ended December 31, 2002 CHF millions
Available earnings		
Profit/loss brought forward	72	58
Plus dividend not paid for treasury shares	9	9
Net income of the year	158	100
Total available earnings	**239**	**167**

Proposed Appropriation		
Payment of dividend in respect of 2002: CHF 0.85 gross per share on 112,564,584 registered shares with a nominal value of CHF 10 each	-	(95)
Balance to be carried forward	**239**	**72**

The Board of Directors recommends a doubling of the dividend to CHF 1.70 per share (2002: CHF 0.85) to be paid by way of a nominal par value reduction, subject to shareholder approval at the Annual General Meeting (AGM) on April 27, 2004. Because this dividend is to be paid from the share capital rather than available earnings it is not shown in the table above.

As of December 31, 2002, the number of treasury shares under the control of Syngenta was 11,023,465; at the date of the dividend payment in 2003 the number of treasury shares under the control of Syngenta was 11,018,257.

1. Introduction

The financial statements of Syngenta AG comply with the requirements of the Swiss law for companies, the Code of Obligations (CO).

Syngenta AG was incorporated on November 12, 1999 and is registered with the commercial register in the canton of Basel Stadt.

2. Accounting policies

Exchange rate differences

Current assets denominated in foreign currencies are converted at year-end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement. Net unrealized gains, however, are deferred.

Financial assets

These are valued at acquisition cost less adjustments for impairment of value.

Marketable securities

These are valued at the lower of cost and market value.

3. Non-current assets (financial assets)

The major direct and indirect investments in subsidiaries, joint ventures and other holdings of Syngenta AG are shown in Note 32 of the consolidated financial statements. During the year 2002, Syngenta AG founded Syngenta South Asia AG with a fully paid-in capital of CHF 9 million. In February 2003, Syngenta South Asia AG received a loan for the acquisition of the remaining shares of Syngenta India Limited in India. The legal form of Syngenta SARL was changed into Syngenta Participations AG & Co. SNC, Luxembourg in 2002 and the capital was increased by the equivalent of CHF 2 million.

4. Treasury shares

The number of treasury shares held by the Company and subsidiaries qualifying under Art. 659b CO and their movements were as follows:

	2003	2002
Total treasury registered shares held by Syngenta AG as at January 1	11,023,465	11,131,664
Sold in the year under Swiss Employee Share Purchase Plan	(110,022)	(108,199)
under Deferred Share Plan	(5,208)	-
under Executive Stock Option Plan	(26,323)	-
Average sale price per share, CHF	76.07	86.70
Total treasury registered shares held by Syngenta AG as at December 31	10,881,912	11,023,465
Average purchase price per share, CHF	78.56	78.56

5. Share capital

(all shares have a nominal value of CHF 10 each)	Number of shares		
	December 31, 2003	Movement in period	December 31, 2002
Total Syngenta AG registered shares	112,564,584	-	112,564,584

6. Reserves

General reserve, including share premium	2003 CHF millions	2002 CHF millions
Opening balance as at January 1	263	263
Closing balance as at December 31	**263**	**263**

Reserve for treasury shares	2003 CHF millions	2002 CHF millions
Opening balance as at January 1	866	875
Net transfer to free reserves	(11)	(9)
Closing balance as at December 31	**855**	**866**

Free reserves	2003 CHF millions	2002 CHF millions
Opening balance as at January 1	1,982	1,973
Net transfer from reserve for treasury shares	11	9
Closing balance as at December 31	**1,993**	**1,982**

Profit brought forward	2003 CHF millions	2002 CHF millions
Opening balance as at January 1	67	148
Prior year profit	100	-
Dividend payment of CHF 0.85 gross per share on 101,546,327 shares*	(86)	(81)
Closing balance as at December 31	**81**	**67**

* Excludes treasury shares held by Syngenta AG on the date of payment.

7. Contingent liabilities

	Amount in effect at December 31, 2003 CHF millions	Amount in effect at December 31, 2002 CHF millions
Guarantees to cover capital and interest of bonds, commercial paper, credit facilities and euro medium-term notes - total maximum amount limited to CHF 9,894 million (2002: CHF 5,136 million).	1,886	2,042
Guarantees in favor of other group companies, associated companies and agents – total maximum amount CHF 15 million (2002: CHF 3,592 million).	2	106
Total	**1,888**	**2,148**

In a letter dated June 12, 2001, Syngenta AG confirmed that it will, for so long as Syngenta Limited UK is a wholly owned subsidiary of Syngenta AG, ensure that Syngenta Limited will honor its obligation to guarantee the solvency and due payment of benefits of its pension plan.

Syngenta AG has a partnership interest in Syngenta Participations AG & Co. SNC, a "société en nom collectif" under Luxembourg law and is jointly and severally liable for the liabilities to third parties of Syngenta Participations AG & Co. SNC. This partnership is wholly owned by the group and is fully consolidated. The contingent liabilities related to the investment are shown in the table above under guarantees to cover capital and interest of bonds, commercial paper credit facilities and the euro medium-term notes.

Syngenta AG is part of the Syngenta Swiss VAT Group and is therefore jointly and severally liable for the whole amount due to the Swiss Tax authorities by this group.

8. Financial Instruments

In 2002, Syngenta AG was party to financial instruments contracts entered into on behalf of other Syngenta group companies. During 2003, ISDA (International Swap Dealers Association) contracts were put into place under which Syngenta Crop Protection AG became the contractual party. Syngenta AG provides guarantees to transactions entered into under these ISDA contracts. Details of the nature of these transactions are disclosed in Note 31 of the group financial statements. The total amounts entered into under these ISDA contracts and in respect of which Syngenta AG has provided a guarantee are outlined in the table below.

	Notional Amount		Positive Fair Value		Negative Fair Value	
CHF million	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
Financial Instruments	9,985	9,225	752	521	(172)	(126)

9. Significant Shareholders

As of December 31, 2003, to the knowledge of Syngenta AG, Morgan Stanley Investment Management was the only shareholder with a holding of more than 5% of the share capital.

As of December 31, 2003, Syngenta itself held 10,881,912 shares in treasury corresponding to 9.67% of the share capital, as outlined in Note 4.

ERNST & YOUNG

To the general meeting of
Syngenta AG, Basel

Basel, February 10, 2004

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) as presented on pages 114 to 119 of Syngenta AG for the year ended December 31, 2003.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's by-laws.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Conrad Löffel
Swiss Certified Accountant

Jürg Zürcher
Swiss Certified Accountant
(in charge of the audit)

Anticipated key reporting dates in 2004

AGM and First Quarter trading statement 2004	27 April, 2004
Half year results of 2004	29 July, 2004
Third Quarter trading statement 2004	22 October, 2004
Announcement of 2004 full year results	10 February, 2005

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Cautionary statement regarding forward-looking statements

This Annual Review contains forward-looking statements, which can be identified by terminology such as "expect", "would", "will", "potential", "plans", "prospects", "estimated", "aiming", "on track", and similar expressions. Such statements may be subject to risks and uncertainties that could cause actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any Ordinary Shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

For the business year 2003, Syngenta has published four reports: the Annual Report, the Financial Report, the Corporate Governance Report and the Corporate Social Responsibility Report.

These publications are also available on the Internet www.syngenta.com

All documents were originally published in English.

The Annual Report 2003, the Corporate Governance Report 2003 and the Corporate Social Responsibility Report 2003 are also available in German.

Syngenta International AG, Basel, Switzerland


Art Nr. 018663.00.040
www.syngenta.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 12, 2004

By: /s/ Damian Heller
Name: Damian Heller
Title: Company Secretary

By: /s/ Christoph Mäder
Name: Christoph Mäder
Title: General Counsel